Use these links to rapidly review the document
INDEX TO FINANCIAL STATEMENTS
TABLE OF CONTENTS 2

Filed pursuant to Rule 424(b)(4)
Registration No. 333-131781

PROSPECTUS

8,220,000 Shares

Warrior Energy Services Corporation

Common Stock

        This is a public offering of shares of the common stock of Warrior Energy Services Corporation. We are selling 7,627,534 shares of our common stock. The selling stockholders identified in this prospectus are selling an additional 592,466 shares. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders. We have entered into agreements with certain of our securityholders to purchase from such securityholders their shares of our common stock at the closing of this offering out of the proceeds of this offering.

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "WARR." Prior to this offering, there has been a limited public market for our common stock. Our shares have traded intermittently on the over-the-counter market and quotations appeared in the Pink Sheets. The trading symbol for our common stock on the over-the-counter market was "WGSV." The last sale price for our common stock on April 18, 2006, as quoted on the Pink Sheets, was $28.50 per share.

You should consider the risks we have described in "Risk Factors" beginning on page 12 before buying shares of our common stock.

	Per Share	Total
Public Offering Price	$23.50	$193,170,000
Underwriting Discount(1)	$1.645	$13,521,900
Proceeds, before expenses, to us	$21.855	$166,699,756
Proceeds, before expenses, to the selling stockholders	$21.855	$12,948,344

(1)
Excludes transaction fee of $2.5 million.

        The underwriters may purchase up to an additional 1,233,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver shares to purchasers on or before April 24, 2006.

RAYMOND JAMES	SIMMONS & COMPANY
INTERNATIONAL
JOHNSON RICE & COMPANY L.L.C.

The date of this prospectus is April 18, 2006

Wireline Truck

Snubbing Unit

Offshore Wireline Skid

Manufacturing

Warrior's Geographic Presence

Sales Office
Corporate
Manufacturing
Producing Basins
Wireline Operations
Well Intervention Operations

- 25 operating bases
- 2 manufacturing facilities
- 480 employees
- 10 states
- Major US producing basins

WARRIOR
ENERGY SERVICES

2005 Pro Forma Segment Breakout[1]

Revenue

28%
72%

Revenue: $102.3 million

EBITDA

35%
65%

EBITDA: $31.6 million

Wireline Segment

- Onshore Wireline
- Offshore Wireline
- Plug and Abandonment
- Tubing Conveyed Perforating

Well Intervention Segment

- Snubbing
- Rental tools
- Fishing

[1] Pro forma figures include full year results from Bobcat Pressure Control, Inc. acquisition.

        You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with information different than that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. We believe the information contained in this prospectus is accurate and complete as of the date on the front cover of this prospectus. However, our business, financial condition and results of operations may have changed since that date.

        This prospectus includes market share and industry data and forecasts that we obtained from internal research, publicly available information and industry publications and surveys. Our internal research and forecasts are based upon management's understanding of industry conditions, and such information has not been verified by any independent sources. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources we believe to be reliable. We do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our position relative to our competitors refer to the most recent available data.

Non-GAAP Financial Measures

        The body of accounting principles generally accepted in the U.S. is commonly referred to as "GAAP." A non-GAAP financial measure is generally defined by the Securities and Exchange Commission, or the SEC, as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus, we disclose EBITDA, a non-GAAP financial measure. EBITDA is calculated as net income before interest expense, taxes, depreciation and amortization, net gain (loss) on sale of fixed assets, other income (expense) and discontinued operations. This term, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities or other income or cash flow statement data prepared in accordance with GAAP. We believe EBITDA is useful to an equity investor in evaluating our operating performance because:

  •
  it is widely used by investors in our industry to measure a company's operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which the assets were acquired; and

  •
  it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating results.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the risks discussed in the "Risk Factors" section, the pro forma financial data, the historical financial statements and the notes to those financial statements. This summary does not contain all of the information that investors should consider before investing in our common stock. Unless we specifically state otherwise, the information in this prospectus also does not take into account the sale of up to 1,233,000 shares of common stock by us, which the underwriters have the option to purchase to cover over-allotments. If you are not familiar with some of the oilfield services industry terms used in this prospectus, please read our Glossary of Selected Industry Terms included as Appendix A to this prospectus. In this prospectus, unless the context otherwise requires, the terms "Warrior Energy," "Black Warrior," "Black Warrior Wireline Corp.," "we," "us" and "our" refer to Warrior Energy Services Corporation.

        Unless otherwise indicated, pro forma financial data presented in this prospectus give effect to the exchange of warrants for shares of our common stock in October and November 2005, the completion of our acquisition of Bobcat Pressure Control, Inc. ("Bobcat") on December 16, 2005, the sale of shares of our common stock in this offering and the repayment of indebtedness and the repurchase of our common stock and warrants as described in "Use of Proceeds," and the conversion of convertible notes in connection with this offering. The share numbers presented in this prospectus reflect the one-for-ten reverse stock split that we effected on December 27, 2005. For a complete description of the adjustments we have made to arrive at the pro forma financial data that we present in this prospectus, please read our unaudited pro forma financial data included elsewhere in this prospectus.

Purpose of this Offering

        Historically, we have had a complex capital structure that included a substantial amount of derivative securities. The purpose of this offering is to simplify our capital structure by reducing the overhang associated with these derivative securities and to reduce debt, thereby providing us with a simplified capital structure and greater financial, operational and administrative flexibility. For more information, please read "Background and Purpose of this Offering."

Our Company

        We are an oil and gas well services company that provides cased-hole wireline and well intervention services to exploration and production ("E&P") companies. Our wireline services focus on cased-hole wireline operations, including logging services, perforating, mechanical services, pipe recovery and eventually plugging and abandoning the well. Our well intervention services are primarily hydraulic workover services, commonly known as snubbing services. All of our services are performed at the well site and are fundamental to establishing and maintaining the flow of oil and gas throughout the productive life of the well. Our operations are concentrated in the major onshore and offshore oil- and gas- producing areas of the U.S., including offshore in the Gulf of Mexico and onshore in Alabama, Arkansas, Colorado, Louisiana, Mississippi, New Mexico, Oklahoma, Texas, Utah and Wyoming. We focus on providing high quality equipment and services in difficult environments, such as high pressure and high temperature wells, and difficult pipe recovery operations. The majority of our revenues are related to natural gas drilling and workover activity.

  Significant Acquisition and Recent Growth

        On December 16, 2005, we acquired Bobcat, a well services company with operations in Oklahoma and Texas that provides snubbing, freezing, hot tap, rental tool and fishing services to oil and gas well operators in the Mid-Continent area of the U.S. This acquisition represents our entrance into the well intervention services business. We purchased all of the outstanding equity securities of Bobcat for approximately $53.2 million, including related fees and expenses and repayment of substantially all of

Bobcat's indebtedness. Our acquisition of Bobcat was funded with borrowings under our credit agreements, a portion of which will be repaid with a portion of the proceeds of this offering.

        We have increased our historical revenues from $45.8 million in 2003 to $73.7 million in 2005 and increased our historical EBITDA from $6.0 million in 2003 to $20.6 million in 2005. On a pro forma basis reflecting the Bobcat acquisition, we had revenues of $69.9 million and EBITDA of $15.7 million in 2004 and revenues of $102.3 million and EBITDA of $31.6 million in 2005.

  Our Operating Segments

        We currently conduct our business through the following two operating segments:

  •
  Wireline Segment. Our wireline segment, which accounted for 72.0% of our pro forma revenues for 2005, operated a fleet of 53 cased-hole wireline trucks, 15 offshore wireline skids and four plug and abandonment ("P&A") packages as of March 1, 2006. All of our wireline trucks and offshore skids are equipped with top-of-the-line computer systems. We primarily provide services in cased-hole environments. Cased-hole wireline services are performed during and after the completion of the well, and from time to time thereafter during the life of the well. Wireline services are performed using a wire cable that is lowered from a truck or skid into a well with various types of tools and instruments attached to the end of the cable. Once in the well, the instruments can transmit data back to a computer system in the truck or skid for analysis. Specific wireline services include: logging services, which include cement bond logging, production logging and other measurements; pipe recovery services; and perforating and mechanical services such as setting plugs and packers. We believe we are a leading provider of pipe recovery services in the U.S., which requires significant experience, expertise and specialized equipment. Other services in the wireline segment include P&A services, which are used at the end of a well's productive life, and tubing conveyed perforating ("TCP"), which is a method of perforating the casing in order to open the flow path in a well for hydrocarbons.

  •
  Well Intervention Segment. Our well intervention segment, which accounted for 28.0% of our pro forma revenues for 2005, operated a fleet of 18 snubbing units (three of which are leased) as of March 1, 2006. We primarily provide snubbing services utilizing specialized high pressure snubbing equipment that allows an operator to service a well without using other more disruptive means to control the pressure in the well. Since snubbing is a difficult and critical process, the snubbing segment of the oil and gas services industry is limited to a relatively few operators who have the expertise and knowledge required to perform such services safely and efficiently. Our well intervention segment also includes other related oil field services, such as freezing services, hot tapping services, rental tools and fishing services. In the future, we plan to add complementary well intervention services, such as coiled tubing, nitrogen pumping and fluid pumping services.

        We have made significant investments in our asset base over the past several years. We have expanded our wireline fleet from 38 trucks and 11 skids in 2002 to 53 trucks and 15 skids as of March 1, 2006. Through our acquisition of Bobcat, we added a fleet of snubbing units. We currently provide our services from 25 operating bases in 10 states.

        We operate two manufacturing and repair facilities that are located in Laurel, Mississippi and Decatur, Texas. The Laurel, Mississippi facility manufactures and repairs wireline trucks, offshore wireline skids and P&A packages. The Decatur, Texas facility primarily manufactures and repairs snubbing units and related equipment. Substantially all of the equipment we manufacture and repair is for our own use.

        Although our company has two distinct service segments, we serve a similar customer base across these segments. Our customer base is comprised of over 600 E&P companies, primarily independent and major oil and gas companies operating in the U.S. Some of our key customers include: Anadarko, Apache, Burlington Resources, Chesapeake, Chevron, Denbury, El Paso, Newfield and Patina. Our many years of experience in the oil and gas well services business, our experienced workforce and high-quality asset base have enabled us, we believe, to establish long-term customer relationships which are beneficial to our business.

Industry

        Our business depends on the level of exploration, development and production expenditures made by our customers. These expenditures are driven by the current and expected future prices for oil and gas, and perceived stability and sustainability of those prices. Our business is primarily driven by natural gas drilling and workover activity in the U.S. Unlike crude oil, natural gas is difficult and expensive to transport over long distances, which makes natural gas markets primarily regional versus global in nature. We believe the following principal economic factors will positively affect our industry in the coming years:

        Constrained U.S. Natural Gas Supply.    Although the demand for natural gas is projected to increase, supply is constrained as U.S. natural gas basins have become more mature and wells drilled currently have higher decline rates in first-year production. EOG Resources Inc., a leading E&P company, estimates that initial year decline rates have increased from 19% in 1995 to approximately 30% in 2005. The number of rigs drilling for natural gas in the U.S. has approximately tripled since 1996, while domestic production has remained essentially unchanged over the same period of time. As a result, E&P companies have had to significantly increase drilling activity to merely maintain flat natural gas production. The graph below depicts this increase in the number of rigs drilling for natural gas in the U.S. versus relatively flat U.S. natural gas production.

(1)
U.S. Department of Energy, EIA
(2)
Baker Hughes, Inc.

Furthermore, the U.S. imported 13% of its natural gas supply from Canada in 2005. Canadian gas production growth is also challenged with increasing decline rates and growing internal demand. The Energy Information Administration of the U.S. Department of Energy, or EIA, projects that the amount of natural gas the U.S. imports from Canada is expected to decline from 2.8 trillion cubic feet

("tcf") in 2005 to 1.2 tcf in 2025, which would represent only 5% of projected 2025 U.S. natural gas supply.

        Higher Demand for Natural Gas in North America.    We believe that natural gas demand in North America will continue to grow for the foreseeable future. Factors driving this growth include: population growth; natural gas driven electricity generation demand approximately doubling since 1992; high cost and environmental impact of alternative fuels (i.e., coal, oil, etc.), and the growing popularity of clean burning natural gas. According to the EIA, natural gas demand in North America is projected to grow from 27 tcf per year in 2004 to approximately 35 tcf per year in 2025.

        Trend Towards Drilling and Developing Unconventional Natural Gas Resources.    As a result of improvements in extraction technologies and general increases in natural gas prices, oil and gas companies increasingly are exploring for and developing "unconventional" natural gas resources, such as natural gas from tight sands, shales and coalbed methane. This type of drilling activity is frequently done on tighter acreage spacing and requires that more wells be drilled. It also requires new completion techniques, such as staged fracturing and underbalanced completions using snubbing or coiled tubing services. As more wells are drilled and completed utilizing these techniques, we expect that there will be increased demand for our services.

        Transition of Ownership of Producing Properties.    Ownership of many oil- and gas-producing properties has changed over the last decade. The majority of the buyers of the divested properties often make significant investments to increase and/or maintain production of these mature fields. More recently, the major oil and gas producers have begun to reinvest in domestic onshore assets. Investments in these fields largely consist of new drilling and workover projects, which generate business for us and other oilfield services companies.

        As a result of the above factors, we expect continued tight supply of, and high demand for, natural gas in the U.S. We believe this will continue to support high levels of drilling and workover activity.

Our Growth Initiatives

        We are currently executing a growth strategy which focuses on pursuing organic expansion opportunities, including geographic expansion, equipment additions and the addition of complimentary service lines.

        As part of our geographic expansion initiatives in 2005, we opened new wireline service centers in Roosevelt, Utah and Grand Junction, Colorado to expand our services to customers in the Rocky Mountain Region. In 2006, we are implementing plans to expand our wireline operations into regions where our recently acquired well intervention segment has a geographic presence and vice versa. As an example, in February 2006, we began offering wireline services in the Barnett Shale area, which is a significant operating area of our Well Intervention Segment.

        We are in the process of manufacturing internally 20 new wireline trucks, which we expect to complete throughout 2006. We also currently plan to construct approximately 10 wireline trucks in each of 2007 and 2008. These new trucks are expected to be deployed to our current and planned operating bases in Oklahoma, North Texas, Arkansas, New Mexico and the Rocky Mountains. We are in the process of manufacturing two additional P&A packages for the Gulf of Mexico in response to high demand in the region. We plan to manufacture internally four additional snubbing units in 2006, which we intend to deploy in East Texas, Arkansas and the Rocky Mountains. We believe that there is significant demand for the services we provide. We believe we will be able to deploy new assets to the market and realize desired utilization relatively quickly due to our ability to sell complementary wireline services to our existing well intervention customers and well intervention services to our existing wireline customers.

        We are also planning to enter complimentary well intervention product lines in 2006, including coiled tubing, nitrogen pumping and fluid pumping. Coiled tubing units compliment our snubbing units, providing an alternative conveyance system to deliver completion and workover services. The addition of nitrogen and fluid pumping services to our well intervention segment takes advantage of the synergies with our snubbing and coiled tubing units, which are used to deploy nitrogen and fluids into wells during completion and workover activities. We have secured order slots for six coiled tubing/nitrogen pumping/fluid pumping packages that we expect to be delivered in the fourth quarter of 2006. We have also secured order slots for 14 additional packages expected to be delivered in 2007 and 12 in 2008.

        We plan to finance this growth through cash flow from operations and debt and equity financing. Our growth plans are based on current market conditions and are likely to change if market conditions change.

Our Business Strategy

        Our goal is to be the leading provider of cased-hole wireline and well intervention services to the U.S. oil and gas industry. We intend to capitalize on trends in the U.S. marketplace through the execution of our strategy that consists of the following components:

        Pursue Our Growth Initiatives.    We are currently working to execute our growth initiatives discussed above. We expect that our broad geographic presence, strong sales and operations teams and ability to hire and retain talented employees will help us to successfully implement our organic growth plans.

        Focus on Our Core Wireline and Well Intervention Services.    We are focused on our core cased-hole wireline and well intervention services that are fundamental to establishing and maintaining the flow of oil and gas throughout the productive life of the well. Our customers seek experienced providers of these services due to their difficulty and critical nature, which results in relatively high margins for this business. We believe our expertise in providing these services is valuable to our customers and we will seek to maintain our reputation for providing high-quality wireline and well intervention services for demanding cased-hole applications.

        Emphasize Customer Service and Safety.    Our emphasis on customer service and safety has been an integral part of our growth and success. We locate our service facilities near our customers to allow us to handle short lead-time projects. Our employees undergo regular safety training to enhance the safety and efficiency of our operations. In addition, our employees have the expertise and experience to understand our customers' needs and provide specialized services and equipment packages. We plan to continue to leverage our reputation for safe, highly responsive customer service both to attract new customers and to enhance the solid and long-standing relationships we have with our existing customers.

        Pursue Acquisitions.    We also intend to pursue selected acquisitions of complementary businesses both in existing operating regions and in new geographic areas in which we do not currently operate. In analyzing a particular acquisition, we consider the operational, financial and strategic benefits of the transaction. Our analysis includes the location of the business, strategic fit of the business in relation to our business strategy, expertise required to manage the business, capital required to integrate and maintain the business, the strength of the customer relationships associated with the business and the competitive environment of the area where the business is located. From a financial perspective, we analyze the rate of return the business will generate under various scenarios, the comparative market parameters applicable to the business and the cash flow capabilities of the business.

Our Competitive Strengths

        We believe the following competitive strengths will help us to execute our business strategy:

        Established Reputation and Customer Base.    We have an established reputation in the oil and gas services industry as one of the leading providers of wireline and, following our acquisition of Bobcat, well intervention services. Our customer base has grown to over 600 customers today and no single customer accounted for more than 10% of our pro forma revenues for the year ended December 31, 2005. Our customers include leading E&P companies such as Anadarko, Apache, Burlington Resources, Chesapeake, Chevron, Denbury, El Paso, Newfield and Patina, as well as numerous midsize and small independent oil and gas producers. We believe this growth in our customer base is attributable to our focus on highly responsive customer service and our reputation for providing high quality services in demanding environments.

        Broad, Expanding Geographic Presence.    The locations of our 25 operating bases enable us to respond rapidly to our customers' short lead-time projects. Our operating bases are strategically located in the Gulf Coast, Mid-Continent, Rocky Mountain and Southwest regions of the U.S. and allow us to service customers in markets across 10 states. There is minimal geographic overlap between our pre-acquisition office locations and Bobcat's office locations. As a result, we believe the Bobcat acquisition will allow us to strengthen our wireline segment in Oklahoma and North Texas and to introduce Bobcat's well intervention services in areas in which we provide wireline services. We believe that we will be able to successfully introduce complimentary service lines, such as coiled tubing and nitrogen and fluid pumping, into our existing geographic footprint. Additionally, we have a proven track record of successfully expanding our wireline services into new geographic areas, often at the request of existing customers. A key component of our success in new regions has been our ability to hire qualified personnel with local expertise and strong relationships with the local customer base.

        Experienced Management Team, Salespeople and Operations Personnel.    We have been engaged in the oil and gas services business for over 20 years, and the members of our senior management team have an average of nearly 25 years of industry experience. We believe that their considerable knowledge of and experience in our industry enhances our ability to operate effectively through industry cycles. Additionally, our team-oriented work environment and incentive-based compensation structure have enabled us to successfully attract and retain salespeople and operations personnel who have extensive expertise in their local markets and understand the regional challenges our customers face. We believe that our ability to hire and retain talented personnel at the operating, sales and management levels is one of our key strengths. Since 2003, as a result of our growing operations and our acquisition of Bobcat, we increased our workforce from 313 employees to approximately 480 employees.

        Modern Asset Base.    We have a modern and well-maintained fleet of wireline trucks and offshore skids, snubbing units, P&A packages and other specialized equipment. Over the past five years, we have added 25 units in our wireline segment and, primarily through our acquisition of Bobcat, 18 units in our well intervention segment. 60% of our units are less than five years old, 28% are between five and 10 years old and 12% are over 10 years old. We believe our ongoing investment in our equipment allows us to better serve the diverse and increasingly challenging needs of our customer base. New equipment is generally less costly to maintain and operate and is more efficient for our customers. This reduces associated expenditures, enables the increased utilization of our assets and allows us to perform more demanding and profitable services.

        In-House Manufacturing and Repair.    By manufacturing and repairing our own equipment, we are able to build and repair units on a timely basis during periods of high demand in the industry and tailor the equipment for the demanding environments in which we work. Our in-house manufacturing and repair capability also affords us greater control of the costs, quality and reliability of our equipment. The cost of manufacturing and repairing our equipment is significantly less than the cost of acquiring similar equipment or services from third-party vendors.

Risk Factors

        There are a number of risks that could mitigate our competitive strengths or limit our ability to successfully implement our business strategies, including, but not limited to, a decrease in the level of activity in the oil and gas exploration and production industry, the failure to continue to establish new operating locations and expand our operations into new market areas, the inability to obtain adequate equity and debt financing in the future, the inability to control our costs and maintain a competitive pricing structure, the inability to successfully integrate the operations of companies we acquire, including the operations of Bobcat, into our operations and the failure to retain our key personnel. In addition, while we may implement our business strategies, the benefits derived from such implementation may be mitigated, in whole or in part, if we suffer from one or more of the risks described in "Risk Factors."

How You Can Contact Us

        Our principal executive offices are located at 100 Rosecrest Lane, Columbus, Mississippi 39701, and our telephone number is (662) 329-1047.

The Offering

Common stock offered:
By us	7,627,534 shares.
By the selling stockholders	592,466 shares.
Common stock outstanding after the offering	10,530,257 shares.
Use of proceeds
Our net proceeds from the sale of the shares offered by us, after deducting estimated expenses and underwriting discounts and commissions and the transaction fee, is estimated to be approximately $163.5 million, based on the public offering price of $23.50 per share. We expect to use our net proceeds from this offering:
• to repurchase or repay $133.9 million of our existing equity securities; and
• to repay $29.6 million of our outstanding indebtedness (including pre-payment penalties).

As holders of our existing equity securities and pursuant to the terms of the agreements we have entered into with such persons to purchase at the closing of this offering their existing equity securities, the St. James Partnerships will receive a total of approximately $133.9 million out of the proceeds from this offering and the Underbrink Family Entities will receive up to approximately $18.5 million out of the proceeds from this offering if the option to purchase additional shares is exercised.

Our Credit Agreements provide that we are required to repay the indebtedness under our Credit Agreements and repurchase and repay our existing equity securities in specified proportions depending on the amount of net proceeds received by us from the sale of the shares offered by us. See "Use of Proceeds."

We have granted the underwriters an option to purchase up to an additional 1,233,000 shares within 30 days following the date of this prospectus to cover over-allotments. We will use the net proceeds we receive from any exercise of the underwriters' over-allotment option to repay outstanding indebtedness under our Credit Agreements and to repurchase our existing equity securities in accordance with the terms of our Credit Agreements.
We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See "Use of Proceeds."
We will generally bear all of the expenses of this offering by us and the selling stockholders.
Nasdaq symbol	"WARR."

        The number of shares of our common stock to be outstanding after this offering

  •
  is based on the number of shares outstanding as of March 31, 2006;

  •
  reflects the repurchase of shares and warrants with the proceeds of this offering; and

  •
  includes 237,574 shares of common stock to be issued upon conversion of convertible notes held by the Underbrink Family Entities in connection with this offering and 117,507 additional shares of common stock that are issuable upon conversion of convertible notes that we expect to repay following this offering. During the 30-day period following such repayment, holders of the convertible notes can elect to convert the convertible notes into shares of common stock and return to us the monies they received in repayment of the convertible notes.

        The number of shares of our common stock to be outstanding after this offering excludes:

  •
  1,423,300 shares of common stock issuable in connection with the exercise of outstanding stock options and warrants; and

  •
  670,200 additional shares of common stock currently reserved for issuance under our stock incentive plan; 400,000 of which we plan to grant in the near term.

        We plan to seek stockholder approval for an increase in the number of shares of common stock reserved for issuance under our stock incentive plan or the adoption of a new plan at our next annual meeting of stockholders.

Summary Historical and Pro Forma Financial Data

        The following table sets forth our summary historical financial data as of the dates and for the periods shown. The historical data for the years ended December 31, 2003, 2004 and 2005 were derived from our audited combined financial statements included in this prospectus.

        The pro forma data for the years ended December 31, 2004 and 2005 give effect to the exchange of warrants for shares of our common stock in October and November 2005, the acquisition of Bobcat, the repayment of our indebtedness, the repurchase of our common stock and warrants as described under "Use of Proceeds," the one-for-ten reverse stock split, and the conversion of convertible notes in connection with this offering. The pro forma information does not necessarily indicate what the operating results or financial position would have been had such transactions been completed at the beginning of the periods presented. Moreover, this information does not necessarily indicate what our future operating results or financial position will be. The following information should be read in conjunction with "Background and Purpose of this Offering," "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical financial statements and the unaudited pro forma financial information included in this prospectus.

Historical and Pro Forma Financial Information
(in thousands, except per share data)

	Historical			Pro Forma
	Each of the Years ended December 31,			Each of the Years ended December 31,
	2003	2004	2005	2004	2005
Statement of Operations Data:
Revenues(1)	$45,757	$53,687	$73,667	$69,911	$102,320
Income (loss) from continuing operations	1,386	4,630	15,344	6,965	22,372
Net Income (loss) per common share—basic	(4.43)	(1.41)	5.75	0.23	1.54
Net Income (loss) per common share—diluted	(4.43)	(1.41)	4.41	0.21	1.41
Statement of Cash Flow Data:
Cash provided by operating activities	$10,593	$3,562	$17,483
Cash provided by (used in) investing activities	(3,367)	4,210	(61,517)
Cash provided by (used in) financing activities	(4,955)	(9,785)	42,087
Depreciation and amortization	4,653	5,179	5,208
Balance Sheet Data (at end of period):
Current Assets	$16,035	$15,665	$23,106
Total Assets	41,401	30,109	101,634
Current Liabilities	64,438	8,789	16,944
Total Liabilities(2)	64,905	55,318	117,205
Other Financial Data:
EBITDA(3)	$6,039	$9,809	$20,552	$15,712	$31,646

(1)
See Note 5 to Notes to Financial Statements of Warrior Energy for information regarding acquisitions we made and our directional drilling services, which we discontinued and sold in August 2004.

(2)
See Note 9 to Notes to Financial Statements of Warrior Energy for information relating to our outstanding indebtedness at December 31, 2005.

(3)
EBITDA is calculated as net income before interest expense, taxes, depreciation and amortization, net gain (loss) on sale of fixed assets, other income (expense) and discontinued operations. This term, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with accounting principles generally accepted in the U.S., or GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities or other income or cash flow statement data prepared in accordance with GAAP. We believe EBITDA is useful to an equity investor in evaluating our operating performance because:

  •
  it is widely used by investors in our industry to measure a company's operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which the assets were acquired; and

  •
  it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating results.

        Our management uses EBITDA:

  •
  as a measure of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

  •
  as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

  •
  to assess compliance with financial ratios and covenants included in our credit facilities;

  •
  in communications with lenders concerning our financial performance; and

  •
  to evaluate the viability of potential acquisitions and overall rates of return.

        The following table presents a reconciliation of EBITDA with net income (loss), our most comparable financial measure calculated in accordance with GAAP, on a historical basis for each of the periods indicated (in thousands):

	Historical			Pro Forma
	Each of the Years ended December 31,			Each of the Years ended December 31,
	2003	2004	2005	2004	2005
Net income (loss)	$(5,538)	$(1,766)	$8,209	$2,404	$16,224
Plus: interest expense	5,352	4,821	4,096	2,899	2,870
Plus: tax expense	—	—	175	49	331
Plus: depreciation and amortization	4,653	5,179	5,208	8,747	9,274
Plus: net gain (loss) on sale of fixed assets	(238)	(53)	(82)	(28)	(4)
Plus: other income (expense)	(106)	(45)	241	(32)	246
Plus: change of control expense	—	—	2,705	—	2,705
Plus: loss on discontinued operations	1,916	1,673	—	1,673	—

EBITDA	$6,039	$9,809	$20,552	$15,712	$31,646

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before deciding to invest in our common stock. If any of the following risks develop into actual events, our business, financial condition, results of operations or cash flows could be materially adversely affected, the trading price of shares of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Our Industry

  Our business depends on the level of activity in the oil and gas exploration and production industry and may be adversely affected by industry conditions that are beyond our control.

        We depend on our customers' willingness to make operating and capital expenditures to explore for, develop and produce oil and gas. If these expenditures decline, our business will suffer. Our customers' willingness to explore for, develop and produce oil and gas depends largely upon prevailing industry conditions that are influenced by numerous factors over which management has no control, such as:

  •
  the supply of and demand for oil and gas;

  •
  the current and expected level of domestic and foreign prices for oil and gas;

  •
  the cost of exploring for, developing, producing and delivering oil and gas;

  •
  the decline rates of current production;

  •
  the discovery rates of new oil and gas reserves;

  •
  available pipeline and other transportation capacity;

  •
  weather conditions, including tropical storms and hurricanes that can affect oil and gas operations over a wide area;

  •
  domestic and worldwide economic conditions;

  •
  political instability in oil- and gas-producing countries;

  •
  hostilities, strikes and other disruptions affecting the production and delivery of oil and gas;

  •
  variations in governmental regulations and tax laws or the imposition of new governmental requirements on the industry;

  •
  technical advances affecting energy consumption;

  •
  the price and availability of alternative fuels;

  •
  the ability of oil and gas producers to raise equity capital and debt financing; and

  •
  merger and divestiture activity among oil and gas producers.

  Any decline in oil and gas prices, exploration and production activity levels, or the development of oil and gas reserves could have a material adverse effect on our business, financial conditions, results of operations and cash flows.

        The level of activity in the oil and gas exploration and production industry is volatile. Expected trends in oil and gas production activities may not continue and demand for the services provided by us may not reflect the level of activity in the industry. Any reduction in oil and gas prices would likely affect oil and gas production levels and therefore affect demand for the services we provide. Further, most of our services and products support drilling for and production of natural gas. Therefore, a substantial reduction in natural gas prices or natural gas production levels may have an adverse impact on our business, even if oil prices remain strong. Most industry forecasts anticipate an increase of liquefied natural gas ("LNG") imports from overseas. Any significant increase in LNG imports could adversely impact the price for and activity related to natural gas and therefore may have an adverse impact on our business.

  Because the oil and gas industry is cyclical, our operating results may fluctuate.

        Historically, oil and gas prices have been volatile and are likely to continue to be volatile. For example, the reported West Texas Intermediate ("WTI") Cushing crude oil spot price ranged in 2005 from $42.12 per bbl to $69.81 per bbl. Similarly, the reported Henry Hub natural gas spot price ranged in 2005 from $5.50 per mcf to $15.39 per mcf. During the year ended December 31, 2005, oil and gas prices have been at historically high levels. Prices may not remain at these levels. High volatility, combined with recent high prices, have caused oil and gas companies and drilling contractors to change their strategies and expenditure levels. We have experienced in the past, and may experience in the future, significant fluctuations in operating results based on these changes. In addition, a reduction in commodity price levels or industry budgets could reduce demand for our services and adversely affect our business. Because a large number of our employees are parties to employment agreements with us that provide for severance packages, in a downturn, we may elect not to reduce costs by releasing employees who are parties to employment contracts or may incur additional costs related to severance packages included in employment agreements.

  Our operations in the Gulf of Mexico may be adversely impacted by tropical storms and hurricanes.

        Tropical storms, hurricanes and the threat of tropical storms and hurricanes will often result in the shutdown of oil and gas operations in the Gulf of Mexico as well as land operations within the path and the projected path of the tropical storms or hurricanes. During a shutdown period, we are unable to access wellsites and our services are also shut down. Additionally, tropical storms or hurricanes may cause evacuation of personnel and damage to offshore drilling rigs, resulting in suspension of operations and damage to our equipment. The shutdowns, related evacuations and damage create unpredictability in activity and utilization rates, which can have a material adverse impact on our business, financial condition, results of operations and cash flows.

  There is potential for excess equipment availability in our industry.

        Because oil and gas prices and drilling activity have been at historically high levels, oilfield services companies have been acquiring additional equipment to meet their customers' increasing demand for services. For example, we plan to add 20 new wireline trucks, two P&A units, four additional snubbing units and six coiled tubing/nitrogen pumping/fluid pumping packages in 2006 and 20 additional wireline trucks and 26 additional coiled tubing/nitrogen pumping/fluid pumping packages in 2007 and 2008. If these high levels of price and drilling activity do not continue, there is a potential for excess equipment availability in the oilfield services industry. Such excess equipment availability could result in an increased competitive environment for oilfield services companies, which could lead to lower prices and utilization for our services and could have a material adverse impact on our business, financial condition, results of operations and cash flows.

  We are highly dependent upon the level of natural gas drilling and workover activity in the United States

        All of our fiscal operating revenue was derived from services provided in the United States. The areas in which we operate are mature exploration and production regions that have experienced substantial seismic survey and exploration activity for many years. Because a large number of oil and gas prospects in these areas have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. If activity in oil and gas exploration, development and production in our areas of operation materially declines, it could have a material adverse impact on our business, financial condition and results of operations. We cannot predict the levels of activity in our areas of operation in future periods.

  We may be unable to employ a sufficient number of skilled and qualified operational workers and experienced salespeople.

        The delivery of our services and products requires operational workers with specialized skills and qualifications who can perform physically demanding, potentially hazardous work. As a result of the volatility of the oilfield services industry and the demanding nature of the work, our operational workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive. In addition, our sales personnel are largely responsible for developing and maintaining satisfactory relationships with our customers and furthering our ability to bid for and obtain contracts to provide additional services. Our ability to be productive and profitable will depend upon our ability to employ and retain skilled operational workers and experienced salespeople. Moreover, our ability to successfully implement our planned geographic, fleet and product line expansions depends in part on our ability to increase the size of our skilled labor force. The demand for skilled operational workers and experienced salespeople is high, and the supply is limited in our market areas. A significant increase in the wages paid by competing employers could result in a reduction of our workforce, increases in the wage rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

  Our executive officers, senior management and certain other operations personnel are critical to our business, and these officers and personnel may not remain with us in the future.

        Our future success depends heavily upon the continued service of our executive officers, senior management and certain other operations personnel. If we lose the services of one or more of our executive officers, senior management and certain other operations personnel, including certain key personnel at our manufacturing and repair facilities, our business, operating results and financial condition could be materially adversely affected.

  Because we recently acquired Bobcat, our operating history may not be sufficient to evaluate our business and prospects.

        We recently acquired Bobcat, and our combined company has limited combined operating history. The historical financial statements of the separate companies and the unaudited pro forma combined financial statements of the combined company included in this prospectus are based on the separate businesses of us and Bobcat for the periods prior to the Bobcat acquisition. As a result, the historical and pro forma information may not give you an accurate indication of what our actual results would have been if the Bobcat acquisition had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. Our future results will depend on our ability to efficiently manage our combined operations and execute our business strategy, as well as other factors beyond our control.

  We may not be able to integrate successfully Bobcat's operations into our operations.

        Integration of the two previously independent companies will be a complex, time-consuming and costly process. Failure to timely and successfully integrate these companies may have a material adverse effect on our business, financial condition and results of operations. The difficulties of integrating Bobcat's operations will present challenges to our management, including:

  •
  operating a significantly larger combined company with operations in oil and gas well services in which we have not previously been involved;

  •
  managing relationships with new customers;

  •
  integrating personnel with diverse backgrounds and organizational cultures;

  •
  experiencing operational interruptions or the possible loss of key employees, customers or suppliers;

  •
  establishing the internal controls and procedures that the combined company will be required to maintain under the Sarbanes-Oxley Act of 2002; and

  •
  consolidating other corporate and administrative functions.

        The combined company is also likely to incur unanticipated liabilities and costs, some of which may be material. Additionally, there can be no assurance that we will be able to cross-sell our services and penetrate new markets successfully or that we will obtain the anticipated or desired benefits of the Bobcat acquisition. As a result, the anticipated benefits of the Bobcat acquisition may not be fully realized, if at all.

  If we do not experience expected synergies from the Bobcat acquisition, we may not achieve increases in revenues that we hope to obtain.

        We may not be able to achieve the synergies we expect from the Bobcat acquisition, including plans to cross-market our services across our combined areas of operation, and attract new customers with our ability to provide a larger range of services.

        Subsequent to our acquisition of Bobcat, Mr. Bobby Joe Cudd, the founder of Bobcat, died. The death of Mr. Cudd could adversely affect our ability to retain Bobcat's customers and attract new customers.

  Our inability to control the inherent risks of acquiring and integrating businesses could adversely affect our operations.

        Acquisitions have been, and our management believes acquisitions will continue to be, a key element of our business strategy. We may not be able to identify and acquire acceptable acquisition candidates on favorable terms in the future. We may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. Such additional debt service requirements may impose a significant burden on our results of operations and financial condition. The issuance of additional equity securities could result in significant dilution to stockholders. Acquisitions may not perform as expected when the acquisition was made and may be dilutive to our overall operating results. Additional risks we will face include:

  •
  retaining and attracting key employees;

  •
  retaining and attracting new customers;

  •
  increased administrative burden;

  •
  developing our sales and marketing capabilities;

  •
  managing our growth effectively;

  •
  integrating operations;

  •
  operating a new line of business; and

  •
  increased logistical problems common to large, expansive operations.

If we fail to manage these risks successfully, our business could be harmed.

  If our planned geographic, fleet and product line expansions are not successful, our financial condition and results of operations could be adversely affected, and we may not achieve increases in revenues that we hope to realize.

        Our successful implementation of our geographic, fleet and product line expansions, which include adding 20 new wireline trucks, two P&A units, four additional snubbing units and six coiled tubing/nitrogen pumping/fluid pumping packages in 2006 and 20 additional wireline trucks and 26 additional coiled tubing/nitrogen pumping/fluid pumping packages in 2007 and 2008, are subject to numerous risks and uncertainties, including:

  •
  shortages of necessary raw materials or equipment;

  •
  construction delays;

  •
  cost overruns;

  •
  lack of customer demand for the services we intend to provide with this new equipment;

  •
  inability to obtain financing;

  •
  difficulties associated with entering into new product lines, including competition from existing service providers and integration with existing operations; and

  •
  shortages of qualified personnel.

Encountering any of these or any other unforeseen problems in implementing our planned expansions could have a material adverse impact on our business, financial condition, results of operations and cash flows, and could prevent us from achieving increases in revenues that we hope to realize.

  In order to execute our growth strategy, we may require additional capital in the future, which may not be available to us.

        Our business is capital-intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity financings to execute our growth strategy. Because substantially all of our existing and after acquired assets are pledged as collateral under our current credit facilities, we will have difficulty pledging any additional assets as collateral in connection with any future debt financings. Adequate sources of capital funding may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to the holdings of existing stockholders may result and covenants in our Credit Agreements may place restrictions on the use of the proceeds from the issuance of those securities. If funding is insufficient at any time in the future, we may be unable to fund maintenance requirements and acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

  Our customer base is concentrated, and loss of a significant customer could cause our revenue to decline substantially.

        Although none of our customers during the year ended December 31, 2005 individually accounted for more than 10% of our pro forma revenue, collectively, our top five customers accounted for approximately 25% of our pro forma revenue during such period and our top ten customers accounted for approximately 37% of our pro forma revenue during such period. It is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If a major customer decided not to continue to use our services, revenue would decline and our operating results and financial condition could be harmed.

  The markets in which we operate are highly competitive and have relatively few barriers to entry. To be successful, a provider must provide services that meet the specific needs of oil and gas exploration and production companies at competitive prices.

        The markets in which we operate are highly competitive and have relatively few barriers to entry. The principal competitive factors in our markets are product and service quality and availability, price, responsiveness, experience, technology, equipment quality and reputation for safety. Our competitors include large national and multinational companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than we do. Several of our competitors provide a broader array of services and have a stronger presence in more geographic markets. In addition, we compete with several smaller companies capable of competing effectively on a regional or local basis. Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. Some contracts are awarded on a bid basis, which further increases competition based on price. As a result of competition, we may lose market share or be unable to maintain or increase prices for our present services or to acquire additional business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

  The restrictive and other covenants in our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions. Substantially all of our assets are pledged under our credit facilities.

        We had outstanding at December 31, 2005 senior secured indebtedness aggregating $30 million under our Second Amended and Restated Credit Agreement with General Electric Capital Corporation (in its capacity as agent for a syndicate of lenders, "GECC") dated December 16, 2005 (the "Senior Secured Credit Agreement") and subordinated secured indebtedness of $25 million under our Second Lien Credit Agreement with GECC dated December 31, 2005 (the "Second Lien Credit Agreement," and together with the Senior Secured Credit Agreement, the "Credit Agreements"). This indebtedness is collateralized by substantially all our assets. The instruments governing our indebtedness to GECC impose significant operating restrictions and financial covenants on us. Failure to maintain compliance with these covenants could result in our being unable to make further borrowings under our revolving credit arrangement with GECC, which borrowings are necessary to enable us to fund our ongoing operations. The financial covenants prohibit us from making capital expenditures in an aggregate amount exceeding $10.0 million in the fiscal year ending December 31, 2006 and in an aggregate annual amount exceeding $6.5 million thereafter (excluding amounts financed under our capital expenditure loan facility), plus in any subsequent period the amount by which the capital expenditure limit exceeds the amount of capital expenditures actually expended in the prior period and require us to have a ratio of EBITDA to fixed charges, including interest expense, scheduled payments of principal, capital expenditures paid and income taxes paid, at the end of each fiscal month commencing with the month ending:

  •
  on or after March 31, 2006, June 30, 2006 and September 30, 2006, for the 3-, 6- and 9-month periods, respectively, then ended of not less than 1.5:1.0; and

  •
  on or after December 31, 2006, for the 12-month period then ended of not less than 1.5:1.0.

        Such restrictions, as well as various other affirmative and negative covenants in the Credit Agreements, affect, and in many respects significantly limit or prohibit, among other things, our ability to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. These restrictions also limit our ability to effect future financings, make certain capital expenditures, withstand a downturn in our business or the economy in general, or otherwise conduct necessary corporate activities. The Credit Agreements place restrictions, and under certain circumstances, prohibitions on our ability to borrow money under the revolving credit provisions of the Credit Agreements. Our ability to borrow under the Credit Agreements is necessary to fund our ongoing operations, and a default under the Credit Agreements could impair or terminate our ability to borrow funds under the revolving credit provisions.

        If we were to default on our indebtedness owing to GECC and such indebtedness was accelerated so as to become due and immediately payable, there can be no assurance that our assets would be sufficient to repay in full such indebtedness and our other liabilities on a timely basis. In addition, the acceleration of our indebtedness owing to GECC would likely constitute a default under other of our indebtedness owing to other creditors that may be outstanding at the time, which may result in such other indebtedness also becoming immediately due and payable. Moreover, because substantially all of our assets are pledged as collateral, a default could result in foreclosure and we may have to discontinue operations. Under any such circumstances, the holders of our common stock may realize little or nothing on their investment in us.

        On various occasions in the past, we were in violation of covenants contained in our previous credit agreement with GECC entered into on September 14, 2001. There can be no assurance that we will not again violate certain of the covenants of the Credit Agreements.

        Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Our Indebtedness" for a discussion of our credit facilities.

  Our operations are subject to hazards inherent in the oil and gas industry. These risks may not be fully covered by our insurance policies.

        Risks inherent to our industry, such as equipment defects, vehicle accidents, fires, blowouts, explosions, uncontrollable flows of natural gas or well fluids, storms and hurricanes can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These risks could expose us not only to the loss of uninsured equipment, but also to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators.

        We work in a potentially dangerous business. We monitor our operations for quality and safety. Our safety procedures may not always prevent damages. Our insurance coverage may be inadequate to cover our liabilities. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by us or a claim at a time when we are not able to obtain liability insurance, could have a material adverse effect on our ability to conduct normal business operations and on our financial condition, results of operations and cash flows.

  We are subject to extensive and costly environmental laws and regulations that may require us to take actions that will adversely affect our results of operations.

        Our business is significantly affected by stringent and complex federal, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection. As part of our business, we handle, transport, and dispose of a variety of fluids and substances used or produced by our customers in connection with their oil and gas exploration and production activities. We also generate and dispose of hazardous waste. The generation, handling, transportation, and disposal of these fluids, substances, and waste are regulated by a number of laws, including the Resource Recovery and Conservation Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, and analogous state laws. Failure to properly handle, transport, or dispose of these materials or otherwise conduct our operations in accordance with these and other environmental laws could expose us to liability for governmental penalties, cleanup costs associated with releases of such materials, damages to natural resources, and other damages, as well as potentially impair our ability to conduct our operations. We could be exposed to liability for cleanup costs, natural resource damages under these and other environmental laws and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Environmental laws and regulations have changed in the past, and they are likely to change in the future. If existing regulatory requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures.

        Any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking actions against our business that could adversely impact our operations and financial condition, including the:

  •
  issuance of administrative, civil and criminal penalties;

  •
  denial or revocation of permits or other authorizations;

  •
  imposition of limitations on our operations; and

  •
  performance of site investigatory, remedial or other corrective actions.

        The effect of environmental laws and regulations on our business is discussed in greater detail under "Business—Environmental Regulation."

  Our business could be adversely affected by technological advancements in the future.

        As new well service technologies develop, we may be placed at a competitive disadvantage, and competitive pressure may force us to implement new technologies at a substantial cost. We may not be able to successfully acquire or utilize new technologies. New technologies could render our current services obsolete or significantly reduce demand for our current services. As a result, advancements in technology could have a material adverse effect on our business, financial condition, results of operations and cash flows.

  If we fail to develop or maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

        Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and effectively prevent fraud. Our acquisition of Bobcat will present challenges in establishing internal controls and procedures that the combined company will be required to maintain. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be harmed. Our efforts to continue to develop and maintain internal controls over financial reporting may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including compliance with the obligations under Section 404 of the Sarbanes-Oxley Act of 2002. We will be required to report, among other things, control deficiencies that constitute a "material weakness" and changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities such as the SEC or the Nasdaq Stock Market, or Nasdaq. In addition, if any material weakness or deficiency is identified or is not remedied, investors may lose confidence in the accuracy of our reported financial information, and our stock price could be significantly adversely affected as a result. Any failure to develop or maintain effective internal controls, or difficulties encountered in our implementation or other effective improvement of our internal controls, could harm our operating results.

  A terrorist attack or armed conflict could harm our business.

        Terrorist activities, antiterrorist efforts and other armed conflicts involving the U.S. or other countries may adversely affect the U.S. and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil- and gas-related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers' operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

  Our operations are subject to seasonal variations in weather conditions.

        Since our operations take place outdoors, the average number of hours worked per day, and therefore the number of wells serviced per day, generally is less in winter months than in summer months, due to an increase in snow, rain, fog, cold conditions and a decrease in daylight hours in the winter months. We are also at risk for hurricanes and tropical storms in the late summer and fall months. Furthermore, our customers' demand for our services in the first quarter is generally lower than at other times of the year. As a result, full-year revenue and gross profits are not likely to be a direct multiple of any particular quarter or combination of quarters.

Risks Related to this Offering

  Future sales of shares of our common stock may affect their market price and the future exercise of options or warrants may depress our stock price and result in immediate and substantial dilution.

        We cannot predict what effect, if any, future sales of shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock. Upon completion of this offering, our existing stockholders will own 2,489,083 shares of our common stock, or 23.6% of our outstanding common stock. In addition, 1,423,300 shares of our common stock, or 13.5% of our outstanding common stock, may be issued in connection with the exercise of options and warrants outstanding upon completion of this offering. Finally, 117,507 shares of our common stock, or 1.1% of our outstanding common stock, are issuable upon conversion of outstanding convertible notes that we expect to repay following this offering. In the event the holders of such notes choose to convert such notes, such shares may be available for future sale.

        We and our officers and directors and the selling stockholders are subject to the lockup agreements described in "Underwriting" for a period of 180 days after the date of this prospectus. Existing stockholders are parties to a registration rights agreement granting them certain demand and piggyback registrations in the future. In addition, shares beneficially held for at least one year will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, subject to the lockup agreements. Sales of substantial amounts of our common stock in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. Please read "Shares Eligible for Future Sale."

        We have filed registration statements with the SEC on Form S-8 providing for the registration of 1,880,000 shares of our common stock issued or reserved for issuance under our stock incentive plans. Subject to the expiration of lockups that we and certain of our stockholders have entered into and any applicable restrictions or conditions contained in our stock incentive plans and under federal securities laws, the shares registered under these registration statements on Form S-8 will be available for resale immediately in the public market without restriction.

  Purchasers of common stock will experience immediate and substantial dilution.

        Based on the public offering price of $23.50 per share, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $22.54 per share in the net tangible book value per share of common stock from the offering price, and our adjusted net tangible book value as of December 31, 2005, after giving effect to this offering, will be $0.96 per share. You will incur further dilution if outstanding options and warrants to purchase common stock are exercised. In addition, our certificate of incorporation allows us to issue significant numbers of additional shares, including shares that may be issued under our stock incentive plans.

  Because we have no current plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

        We have not declared or paid any dividends on our common stock, and we do not currently anticipate paying any dividends on our common stock in the foreseeable future. Instead, we currently intend to retain all future earnings to fund the development and growth of our business. In addition, we are prohibited from paying dividends under our Credit Agreements. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant.

  There has been limited trading activity in our common stock prior to this offering and a more active trading market may not develop.

        Prior to this offering, our common stock has traded in limited volumes on the over-the-counter market and quotations appeared in the Pink Sheets. In connection with this offering, our common stock has been approved for listing on Nasdaq. We do not know if a more active trading market will develop for our common stock, how our common stock will trade in the future or if we will be able to maintain our listing on Nasdaq, which may make it more difficult for you to sell your shares. Negotiations between the underwriters and us determined the public offering price, which may not be indicative of the price at which our common stock will trade following the completion of this offering. You may not be able to resell your shares at or above the public offering price.

  Our certificate of incorporation, bylaws and Delaware law contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

        Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

  •
  the prohibition of stockholder action by written consent, other than by unanimous written consent;

  •
  the ability of our board of directors to issue up to 2.5 million shares of preferred stock with voting and liquidation rights superior to common stock; and

  •
  limitations on the ability of our stockholders to call special meetings and establish advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.

        Delaware law prohibits us from engaging in any business combination with any "interested stockholder," meaning generally that a stockholder who beneficially owns more than 15% of our common stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

  If our stock price fluctuates after the initial public offering, you could lose a significant part of your investment.

        In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. The market price of our common stock could similarly be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

  •
  changes in securities analysts' recommendations and their estimates of our financial performance;

  •
  the public's reaction to our press releases, announcements and our filings with the SEC and those of our competitors;

  •
  fluctuations in broader stock market prices and volumes, particularly among securities of oil and gas services companies;

  •
  changes in market valuations of similar companies;

  •
  investor perception of our industry or our prospects;

  •
  additions or departures of key personnel;

  •
  commencement of or involvement in litigation;

  •
  changes in environmental and other governmental regulations;

  •
  announcements by us or our competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

  •
  variations in our quarterly results of operations or cash flows or those of other oil and gas services companies;

  •
  revenue and operating results failing to meet the expectations of securities analysts or investors in a particular quarter;

  •
  changes in our pricing policies or pricing policies of our competitors;

  •
  future issuances and sales of our common stock;

  •
  demand for and trading volume of our common stock;

  •
  domestic and worldwide supplies and prices of and demand for oil and gas; and

  •
  changes in general conditions in the domestic and worldwide economies, financial markets or the oil and gas industry.

        The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly. In particular, the market price of our common stock may be influenced by variations in oil and gas commodity prices, because demand for our services has historically been highly correlated with the prices of these commodities. This may cause our stock price to fluctuate with these underlying commodity prices, which are highly volatile.

FORWARD-LOOKING STATEMENTS

        With the exception of historical matters, the matters discussed in this Prospectus are "forward-looking statements" as defined under the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. We intend that the forward-looking statements in this Prospectus be covered by the safe-harbor provisions for forward-looking statements contained in the Securities Exchange Act of 1934, as amended, and this statement is included for the purpose of complying with these safe-harbor provisions.

        Forward-looking statements include, but are not limited to, our ability to generate improved revenues and attain and maintain profitability and cash flow which in turn are based on the stability and level of prices for oil and gas, predictions and expectations as to the fluctuations in the levels of oil and gas prices, pricing in the oil and gas services industry and the willingness of customers to commit for oil and gas well services, our ability to raise debt or equity capital to recapitalize or restructure our balance sheet and to obtain additional financing when and if required, our ability to maintain compliance with the covenants of our various loan documents and other agreements pursuant to which our securities, including debt instruments, have been issued and obtain waivers of violations that occur and consents to amendments as required, our ability to compete in the premium oil and gas services market, our ability to re-deploy our equipment among regional operations as required, our ability to provide services using state-of-the-art tooling and our ability to successfully integrate and operate the Bobcat operations.

        Important factors that may affect our ability to meet these objectives or requirements include the following:

  •
  adverse developments in general economic conditions;

  •
  changes in capital markets;

  •
  adverse developments in the oil and gas industry;

  •
  developments in international relations;

  •
  the commencement or expansion of hostilities by the U.S. or other governments;

  •
  events of terrorism; and

  •
  declines and fluctuations in the prices for oil and gas.

Material declines in the prices for oil and gas can be expected to adversely affect our revenues. Various risk factors could cause our operating results and financial condition to differ materially from those expressed in any forward-looking statements made by us and could adversely affect our financial condition and our ability to pursue our recapitalization, business strategy and other plans. Please read "Risk Factors."

BACKGROUND AND PURPOSE OF THIS OFFERING

        We commenced business in 1984 and went public in 1989. From June 1997 through February 1999, we completed a series of private financings with St. James Capital Partners, L.P. and SJMB, L.P. (the "St. James Partnerships"). These transactions resulted in the St. James Partnerships becoming the beneficial owners of warrants to purchase 4,075,528 shares of our common stock and convertible subordinated notes, including principal and accrued interest, in the amount of $35,019,173, as of December 31, 2005. In addition, Mr. Charles Underbrink, a principal of the general partners of the St. James Partnerships at the time of their investments, related family entities (Mr. Underbrink and these entities are collectively referred to herein as the "Underbrink Family Entities") and other unaffiliated investors, acquired additional warrants to purchase 2,850,590 shares of our common stock and convertible subordinated notes, including principal and accrued interest, in the amount of $4,760,265. As of December 31, 2005, the St. James Partnerships and the Underbrink Family Entities beneficially own 86.3% of the outstanding shares of our common stock, including shares of common stock they own directly and shares of common stock subject to issuance upon exercise or conversion of warrants and convertible notes, including accrued interest, at exercise and conversion prices of $7.50 per share.

        In October 2005, we commenced a recapitalization process to eliminate the overhang of these derivative securities and thereby provide a simplified and clearer capital structure and greater financial, operational and administrative flexibility:

  •
  We exchanged a portion of our outstanding warrants for shares of our common stock;

  •
  We completed a one-for-ten reverse stock split of shares of our common stock; and

  •
  We entered into an agreement with the St. James Partnerships and the Underbrink Family Entities pursuant to which the St. James Partnerships and the Underbrink Family Entities agreed to convert their convertible subordinated notes and accrued interest into shares of our common stock and sell to us at the closing of this offering those shares, their remaining warrants, the shares we issued to the Underbrink Family Entities in October 2005 in exchange for warrants and any other shares they hold. Approximately $133.9 million of the proceeds from this offering will be used to acquire certain of these shares and warrants.

        Finally, in February 2006, we changed our name from Black Warrior Wireline Corp. to Warrior Energy Services Corporation. However, we will continue to market our services under the brands Black Warrior Wireline and Bobcat Pressure Control.

USE OF PROCEEDS

        We expect to receive net proceeds from this offering of approximately $163.5 million ($190.4 million if the underwriters' over-allotment option is fully exercised), based on the public offering price of $23.50 per share and after deducting underwriting discounts and commissions, the transaction fee and estimated offering expenses incurred by us. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

        We expect to use our net proceeds from this offering:

  •
  to repay $29.6 million of our outstanding indebtedness under our Credit Agreements, which includes each of the following:

  •
  $4.0 million under our existing Senior Secured Credit Agreement and $0.1 million in prepayment fees incurred, and

  •
  $25.0 million under our Second Lien Credit Agreement and $0.5 million in prepayment fees; and

  •
  $133.9 million to repurchase or repay our existing equity securities, which includes each of the following:

  •
  $102.1 million to repurchase 4,762,223 of the 5,413,437 shares of our common stock issuable on conversion of our outstanding convertible notes and accrued interest thereon (accrued through the last day of the month preceding the closing of this offering),

  •
  $31.8 million to repurchase 4,075,528 of our 4,289,028 remaining outstanding common stock purchase warrants.

        Our Credit Agreements provide that we are required to repay the indebtedness under those facilities and repay or repurchase our existing equity securities in specified proportions depending on the amount of net proceeds received by us from the sale of the shares offered by us, in the following manner:

  •
  100% of the first $50.0 million in net proceeds received by us are to be applied to prepay or repurchase our existing equity securities, which is defined to include our outstanding subordinated notes and shares of our common stock owned by the St. James Partnerships and other holders of our subordinated secured notes as of December 16, 2005, the shares of our common stock issued in exchange for warrants, subordinated notes and other convertible securities pursuant to the recapitalization agreements we entered into in October 2005;

  •
  net proceeds in excess of $50.0 million and up to $75.0 million received by us are to be allocated 40% to prepay or redeem our existing equity securities, and 60% to prepay borrowings, including fees and expenses, outstanding under the Second Lien Credit Agreement;

  •
  net proceeds in excess of $75.0 million and up to $100.0 million received by us are to be allocated 60% to prepay or redeem our existing equity securities, and 40% to prepay the borrowings outstanding under the Second Lien Credit Agreement; and

  •
  net proceeds in excess of $100.0 million and up to $150.0 million received by us are to be allocated 80% to prepay or redeem our existing equity securities, and 20% first to prepay borrowings outstanding under the Second Lien Credit Agreement until all amounts thereunder are repaid and then to prepay borrowings outstanding under the Senior Secured Credit Agreement.

There are no restrictions on our use of proceeds in excess of $150 million. To the extent our existing equity securities are paid or repurchased through the payments described above prior to the prepayment in full of borrowings outstanding under the Credit Agreements, the remaining net proceeds are to be allocated 50% to borrowings outstanding under the Senior Secured Credit Agreement and 50% to borrowings outstanding under the Second Lien Credit Agreement. In addition, if any event of default (as defined in the Credit Agreements) has occurred and is continuing at the time we receive the net proceeds, then 100% of the net proceeds received by us are to be allocated to borrowings outstanding under the Senior Secured Credit Agreement.

        We have granted the underwriters an option to purchase up to an additional 1,233,000 shares within 30 days following the date of this prospectus to cover over-allotments. We will use the net proceeds that we receive from any exercise of the underwriter's over-allotment option to repay outstanding indebtedness under our Credit Agreements and to repurchase certain of our existing equity securities in accordance with the terms of our Credit Agreement.

        We will generally bear all of the expenses of this offering incurred by us and the selling stockholders.

        The interest rates offered under our Credit Agreements fluctuate with the prime rate. Under our Senior Secured Credit Agreement, borrowings under the revolving loan currently bear interest at 0.75% per year above the index date, borrowings under the term loan and capital expenditure loan currently bear interest at 2.25% per year above the index rate. The index rate is a floating rate equal to the higher of (i) the rate publicly quoted from time to time by the Wall Street Journal as the prime rate, or (ii) the average of the rates on overnight Federal funds transactions among members of the Federal Reserve System plus 0.5%. The interest rate margin above the index rate may be adjusted from time to time on a quarterly basis based on our ratio of our funded debt to EBITDA for the trailing twelve months prior to the determination. Subject to the absence of an event of default and fulfillment of certain other conditions, we can elect to borrow or convert any loan and pay the annual interest at the LIBOR rate plus applicable margins of 2.25% on the revolving loan and 3.75% on the term loan and capital expenditure loan. Borrowings under our Second Lien Credit Agreement currently bear interest at 6.0% per year above the index rate. We entered into each of the Credit Agreements on December 16, 2005. The Senior Secured Credit Agreement expires on January 1, 2009, and the Second Lien Credit Agreement expires on March 13, 2009. We have used $52.3 million of proceeds from the Credit Agreements to fund our acquisition of Bobcat, $2.1 million to redeem or prepay our existing equity securities on or before December 31, 2005, and the remaining $1.9 million for general corporate purposes.

DIVIDEND POLICY

        We have not declared or paid any dividends on our common stock, and we do not currently anticipate paying any dividends on our common stock in the foreseeable future. Instead, we currently intend to retain all future earnings to fund the development and growth of our business. In addition, we are prohibited from paying dividends under our Credit Agreements. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant.

CAPITALIZATION

        The following table sets forth our capitalization at December 31, 2005 on an actual basis and on a pro forma basis to give effect to the transactions described in "Unaudited Pro Forma Financial Information," as adjusted to give effect to this offering and the application of our estimated net proceeds from this offering as set forth under "Use of Proceeds," including the repayment of $29.6 million of outstanding indebtedness under our Credit Agreements, and the repurchase or repayment of our equity securities as described under "Use of Proceeds," as if each had occurred on December 31, 2005. The following table does not reflect change of control and success bonus payments to certain key employees that we expect to make immediately prior to or concurrently with the closing of this offering in the aggregate amount of $2.6 million, except for the $1.5 million that had accrued at December 31, 2005 and has been included in retained deficit.

        The share information on an actual and as adjusted basis also gives effect to a one-for-ten reverse stock split effected on December 27, 2005. The information was derived from and is qualified by reference to our historical financial statements included in this prospectus. The information in this table is unaudited. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds," the historical financial statements and the unaudited pro forma financial information included elsewhere in this prospectus.

	December 31, 2005
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$701	$701
Long term debt, including current portion:
Senior Secured Credit Agreement	30,000	25,974
Second Lien Credit Agreement	25,000	—
Convertible Notes and Accrued Interest	40,053	—
Other debt and Accrued Interest	1,704	1,704

Total	$96,757	$27,678

Stockholders' equity:
Common stock, $0.0005 par value, 35,000,000 shares authorized, 2,342,125 shares issued and outstanding; 10,530,257 shares issued and outstanding, as adjusted	$12	16
Preferred stock, $0.01 par value, 2,500,000 shares authorized, none issued and outstanding	—	—
Treasury stock, at cost, 462 shares	(583)	(583)
Additional paid in capital	21,698	90,773
Retained deficit	(36,698)	(36,698)

Total stockholders' (deficit) equity	(15,571)	53,508

Total capitalization	$81,186	$81,186

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share and the pro forma net tangible book value per share of the common stock after this offering. Our net tangible book value as of December 31, 2005 was $(24.95) per share of common stock, after giving effect to the Recapitalization and the Bobcat acquisition. Pro forma net tangible book value per share represents the amount of the total tangible assets less our total liabilities, divided by the number of shares of common stock that are outstanding. After giving effect to the sale of shares of common stock in this offering at the public offering price of $23.50 per share and after the deduction of underwriting discounts and commissions and estimated offering expenses, the as adjusted net tangible book value at December 31, 2005 would have been $10.2 million, or $0.96 per share. This represents an immediate increase in such net tangible book value of $25.91 per share to existing stockholders and an immediate and substantial dilution of $22.54 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Public offering price per share	$23.50
Net tangible book value per share as of December 31, 2005	(24.95)
Increase attributable to new public investors	25.91
As adjusted net tangible book value per share after this offering	0.96
Dilution in as adjusted net tangible book value per share to new investors	22.54

MARKET FOR OUR COMMON STOCK

        Our common stock has been approved for listing on the Nasdaq National Market under the symbol "WARR." Prior to this offering, our common stock was traded in the over-the-counter market and quoted on the Pink Sheets under the trading symbol "WGSV" (formerly "BWWR"). The following table sets forth the high and low bid prices for our common stock for the periods indicated as provided by the Pink Sheets. On December 27, 2005, we effected a one-for-ten reverse stock split of our common stock. All bid prices in the following table give effect to the reverse stock split.

	Bid Prices
2004
	High	Low
First Quarter	$3.90	$2.50
Second Quarter	4.00	1.00
Third Quarter	2.00	1.00
Fourth Quarter	2.00	1.00
	Bid Prices
2005
	High	Low
First Quarter	$2.70	$1.50
Second Quarter	6.10	1.20
Third Quarter	9.00	4.50
Fourth Quarter	12.00	10.50
	Bid Prices
2006
	High	Low
First Quarter	$21.00	$10.01
Second Quarter (through April 18, 2006)	31.00	10.35

        There has been very limited trading activity in our common stock. There can be no assurance that there will be an active trading market for our common stock following this offering at the time a stockholder should seek to sell his or her shares. By reason of this limited trading activity, the quoted prices for our common stock have been subject to wide fluctuations on very limited trading activity in the common stock.

        The foregoing amounts represent inter-dealer quotations without adjustment for retail markups, markdowns or commissions, and do not represent the prices of actual transactions. The last sales price for our common stock on April 18, 2006, as reported by the Pink Sheets, was $28.50 per share.

        As of March 22, 2006, we had approximately 450 stockholders of record and we believe we have in excess of 500 beneficial holders of our common stock.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

        The following unaudited pro forma combined statements of operations for the years ended December 31, 2005 and 2004 gives effect to:

  •
  the sale by us of 7,627,534 shares of our common stock for net proceeds of $163.5 million in connection with this offering;

  •
  the exchange of warrants to purchase 2,703,341 shares of our common stock for 901,113 shares of our common stock in October and November 2005 (the "Recapitalization");

  •
  the acquisition of Bobcat on December 16, 2005;

  •
  the one-for-ten reverse split of our common stock on December 27, 2005;

  •
  as described under "Use of Proceeds," the repayment of $29.0 million principal amount of our Senior Secured Credit Agreement, the repurchase of warrants to purchase 4,075,528 shares of our common stock and the conversion of principal and interest on convertible notes of $35.7 million in principal and interest accrued through March 31, 2006 into 4,762,223 shares of our common stock and the repurchase of those shares in connection with this offering as effective at the beginning of the pro forma period;

  •
  the conversion of convertible notes of $2.2 million in principal and interest accrued through March 31, 2006 into 296,132 shares of our common stock to be sold by the selling stockholders in this offering; and

  •
  the conversion of the remaining convertible notes of $2.7 million in principal and interest accrued through March 31, 2006 into 355,081 shares of our common stock;

assuming that each such transaction was effected at the beginning of the period.

        These unaudited pro forma combined financial statements are presented for information purposes only and do not necessarily indicate what the operating results or financial position would have been had such transactions been completed on the dates indicated. Moreover, this financial data does not purport to be indicative of the combined financial position or results of operations for future periods.

        We accounted for the acquisition of Bobcat using the purchase method of accounting pursuant to which the purchase price was allocated to the tangible and intangible assets based on their estimated fair values.

        The pro forma adjustments, which are based upon available information and upon assumptions that management believes to be reasonable, are described in the accompanying notes. The unaudited pro forma combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, our historical financial statements and the notes thereto included elsewhere in this prospectus and the information set forth in "Background and Purpose of this Offering," "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WARRIOR ENERGY

Pro Forma Combined Statement of Operations

Year Ended December 31, 2005

(in thousands, except per share data)

	Warrior Energy as reported	Bobcat Prior to Acquisition	Pro Forma Adjustments		Combined
Revenues	$73,667	$28,653			$102,320
Operating costs	43,495	13,235			56,730
Selling, general and administrative expenses	9,620	4,324			13,944
Depreciation and amortization	5,208	1,508	2,558	(1)	9,274

Income from operations	15,344	9,586			22,372
Interest expense	4,096	439	(3,461	)(2)	2,870
			2,235	(3)
			(439	)(4)
Net gain (loss) on sale of fixed assets	82	(78)			4
Change of control expense	2,705	—			2,705
Other income (expense)	(241)	(5)			(246)

Income from operations before income taxes	8,384	9,064			16,555
Provision for income taxes	175	3,399	(3,243	)(5)	331

Net income	$8,209	$5,665			$16,224

Net income per share—basic	$5.75				$1.54

Net income per share—diluted	$4.41				$1.41

Number of shares outstanding—basic	1,428,760				10,530,257

Number of shares outstanding—diluted	2,644,308				11,499,313

See accompanying notes to pro forma combined financial statements.

WARRIOR ENERGY

Pro Forma Combined Statement of Operations

Year Ended December 31, 2004

(in thousands, except per share data)

	Warrior Energy as reported	Historical Bobcat	Pro Forma Adjustments		Combined
Revenues	$53,687	$16,224			$69,911
Operating costs	34,412	7,297			41,709
Selling, general and administrative expenses	9,466	3,024			12,490
Depreciation and amortization	5,179	1,010	2,558	(1)	8,747

Income from continuing operations	4,630	4,893			6,965
Interest expense	4,821	606	(3,723	)(2)	2,899
			1,801	(3)
			(606	)(4)
Net gain (loss) on sale of fixed assets	53	(25)			28
Other income (loss)	45	(13)			32

Income (loss) from continuing operations before income taxes	(93)	4,249			4,126
Provision for income taxes	—	1,611	1,562	(5)	49

Income (loss) from continuing operations	$(93)	$2,638			$4,077

Net income (loss) per share—basic	$(1.41)				$0.23

Net income (loss) per share—diluted	$(1.41)				$0.21

Number of shares outstanding—basic	1,249,953				10,530,257

Number of shares outstanding—diluted	1,249,953				11,499,313

See accompanying notes to pro forma combined financial statements.

WARRIOR ENERGY
Notes to Pro Forma Combined Financial Statements

Basis of Presentation:

        These unaudited pro forma combined financial statements are presented for information purposes only and do not necessarily indicate what the operating results or financial position would have been had such transactions been completed on the dates indicated. Moreover, this financial data does not purport to be indicative of the combined financial position or results of operations for future periods.

        These pro forma combined financial statements are based on our historical audited and unaudited financial statements, and the pro forma adjustments and assumptions outlined below. Accordingly, these pro forma adjustments should be read in conjunction with our audited and unaudited financial statements presented elsewhere in this prospectus.

        The accounting policies used in the preparation of the pro forma combined financial statements are those disclosed in our audited financial statements for the year ended December 31, 2005.

(1)
To reflect additional depreciation and amortization related to purchase price allocation.

(2)
To reflect reduction of interest expense for conversion of convertible debt at beginning of period.

(3)
To adjust interest expense to reflect borrowings to fund the Bobcat acquisition at the beginning of the period.

(4)
To reflect payoff the Bobcat debt at the beginning of the period and elimination of the Bobcat interest expense.

(5)
To reflect utilization of currently available net operating losses against pro forma combined taxable income and applies an alternative minimum tax to the combined pro forma earnings.

SELECTED HISTORICAL FINANCIAL DATA

        The following table sets forth the selected historical financial data of Warrior Energy as of the dates and for the periods shown and excludes any pro forma effect of the Bobcat acquisition. The historical data for the years ended December 31, 2003, 2004 and 2005 were derived from our audited financial statements included in this prospectus. The historical data for the year ended December 31, 2002 was derived from our audited financial statements not included in this prospectus. The historical data for the year ended December 31, 2001 was derived from our unaudited financial statements which have been restated to reflect as discontinued operations our directional drilling services business, which we discontinued and sold in August 2004. The following information should be read in conjunction with "Background and Purpose of this Offering," "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements included in this prospectus.

	Each of the Years Ended December 31,
	2001	2002	2003	2004	2005
	(in thousands, except for per share data)
Revenues(1)	$39,682	$34,094	$45,757	$53,687	$73,667
Income (loss) from continuing operations	4,064	(4,173)	1,386	4,630	15,344
Net income (loss) per common share—basic	4.03	(6.06)	(4.43)	(1.41)	5.75
Net income (loss) per common shared-diluted	4.03	(6.06)	(4.43)	(1.41)	4.41
Current assets	17,366	16,117	16,035	15,665	23,106
Total assets	50,481	49,671	41,401	30,109	101,634
Current liabilities	16,829	20,176	64,439	8,789	16,944
Total Liabilities(2)	61,128	67,720	64,905	55,318	117,205

(1)
See Note 5 to Notes to Financial Statements of Warrior Energy for information regarding acquisitions we made.

(2)
See Note 9 to Notes to Financial Statements of Warrior Energy for information relating to our outstanding indebtedness.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the "Selected Historical Financial Data" and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and gas, economic and competitive conditions, regulatory changes, capital expenditures and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in "Risk Factors" and "Forward-Looking Statements," all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Overview

        We are an oil and gas well services company that provides cased-hole wireline and well intervention services to E&P companies. Our wireline services, which accounted for approximately 72% of our pro forma revenues in 2005, focus on cased-hole wireline operations, including logging services, perforating, mechanical services, pipe recovery and plugging and abandoning the well. Our well intervention services, which accounted for approximately 28% of our pro forma revenues in 2005, are primarily hydraulic workover services, commonly known as snubbing services. All of our services are performed at the well site and are fundamental to establishing and maintaining the flow of oil and gas throughout the productive life of the well.

        Our results of operations are affected primarily by the extent of utilization and rates paid for our wireline and well intervention services, which is dependent upon the upstream spending by the oil and gas exploration and production companies that comprise our client base. We derive a majority of our revenues from services supporting production from existing oil and gas operations. Demand for these production-related services is less volatile than drilling-related services and tends to remain relatively stable, even in lower oil and gas price environments, as ongoing maintenance spending is required to sustain production. As oil and gas prices reach higher levels, demand for our production-related services generally increases as our customers engage in more well servicing activities relating to existing wells to maintain or increase oil and gas production from those wells. Because some of our services are required to support drilling activities, we are subject to changes in capital spending by our customers as oil and gas prices increase or decrease. We showed improvement in our revenues during 2004 and 2005 over 2003 and 2002 as a result of the increased oil and gas drilling and workover activity during those years.

        As a result of the Bobcat acquisition, which represents our introduction into the well intervention services business, we currently operate in two business segments: wireline services and well intervention services. Our wireline segment includes the business conducted by Warrior Energy prior to the acquisition, and our well intervention segment includes the business conducted by Bobcat prior to the acquisition.

        We believe that the most important performance measures for our lines of business are as follows:

  •
  Wireline Services—revenue, operating income, EBITDA, average number of units and average jobs per unit; and

  •
  Well Intervention Services—revenue, operating income, EBITDA, average number of units and utilization.

These measurements provide important information to us about the activity and profitability of our lines of business. For a detailed analysis of these indicators for our company, see below in "—Overview of Our Segments."

        We sold our directional drilling division on August 6, 2004 and the operations of that division are reported in the financial statements included in this prospectus as discontinued operations.

General Trends and Outlook

        We expect that the primary factor influencing demand for well services in our industry will continue to be the level of drilling and workover activity by oil and gas companies, which, in turn, depends largely on current and anticipated future oil and gas prices and depletion and consumption rates. The following table shows the overall increase in average oil and gas commodity prices over the periods presented below:

	Year ended December 31,
	2001	2002	2003	2004	2005
Henry Hub natural gas prices ($ per mcf)	$3.96	$3.37	$5.49	$5.90	$8.89
WTI oil prices ($ per bbl)	25.96	26.17	31.06	41.51	56.59

Source: Bloomberg

        As shown by the following table, the U.S. average rig count has generally increased over this same period:

	Year ended December 31,
	2001	2002	2003	2004	2005
Land	1,003	717	924	1,095	1,290
Offshore	153	113	108	97	93

Total	1,156	830	1,032	1,192	1,383
Natural gas	940	693	875	1,027	1,189
Oil	217	137	157	165	194

Total	1,156	830	1,032	1,192	1,383

Source: Baker Hughes, Inc.

        Although drilling activity has increased over this five year period, a corresponding increase in U.S. production has not been realized:

	2001	2002	2003	2004	2005
Natural gas (Mmcf per day)	56,357	54,479	54,724	53,929	52,235
Oil (MBbl per day)	5,801	5,746	5,681	5,419	5,121

Source: U.S. Department of Energy, EIA

        In addition, the EIA forecasts that U.S. natural gas consumption will increase at an average annual rate of 1.0% and oil consumption will increase at an average annual rate of 1.1% from 2005 through 2025. Conversely, the EIA forecasts that U.S. natural gas production will increase at an average annual rate of only 0.8% and U.S. crude oil production will continue to decline at an average annual rate of 0.3% from 2005 through 2025.

        We believe that historical data and industry forecasts suggest an increasing demand for oil and gas coupled with flat or declining production in several key producing regions in the world, including the

U.S. We anticipate that oil and gas exploration and production companies will continue to respond to sustained increases in demand and declines in production by expanding their exploration and drilling activities, particularly in deeper formations that entail higher pressures and temperatures, and increasing their capital spending.

Overview of Our Segments

        As a result of our acquisition of Bobcat, we currently manage our operations through two business segments. Our wireline segment includes the business conducted by Warrior Energy prior to our acquisition of Bobcat, and our well intervention segment includes the business conducted by Bobcat prior to the acquisition.

        Wireline Segment.    Our wireline segment, which accounted for 72.0% of our pro forma revenues in 2005, operated a fleet of 51 cased-hole wireline trucks, 15 offshore wireline skids and three P&A skids as of December 31, 2005. We provide the following wireline services: logging services such as cement bond evaluation, production logging and other measurements; pipe recovery services; and perforating and mechanical services such as setting plugs and packers.

        The following is an analysis of our wireline segment operations for each of the quarters in the years ended December 31, 2003, 2004 and 2005 (dollars in thousands):

	Revenue	Operating Income	Depreciation and Amortization	Average Number of Units	Average Jobs Per Unit
2003:
First Quarter	$10,370	$(522)	$1,198	53	37
Second Quarter	12,149	873	1,167	53	45
Third Quarter	12,732	1,143	1,156	54	41
Fourth Quarter	10,506	(108)	1,132	56	37
2004:
First Quarter	$10,539	$(386)	$1,199	56	40
Second Quarter	13,170	922	1,538	55	47
Third Quarter	14,951	2,188	1,209	58	46
Fourth Quarter	15,027	1,906	1,233	59	46
2005:
First Quarter	$14,448	$1,597	$1,284	61	46
Second Quarter	19,709	4,964	1,279	66	50
Third Quarter	17,422	3,353	1,167	68	51
Fourth Quarter	21,319	5,528	1,246	68	55

        Well Intervention Segment.    Our well intervention segment, which accounted for 28.0% of our pro forma revenues in 2005, operated a fleet of 14 snubbing units as of December 31, 2005. We primarily provide snubbing services utilizing specialized high pressure snubbing equipment that allows an operator to service a well without using other more disruptive means to control the pressure in the well.

        The following is an analysis of our well intervention segment operations (including the operations of Bobcat before our acquisition of Bobcat in December 2005) for each of the quarters in the years ended December 31, 2003, 2004 and 2005 (dollars in thousands):

	Revenue	Operating Income	Depreciation and Amortization	Average Number of Units	Utilization(1)
2003:
First Quarter	$429	$26	$62	0	—
Second Quarter	1,968	618	177	5	58
Third Quarter	2,741	975	194	6	55
Fourth Quarter	2,667	729	203	7	56
2004:
First Quarter	$3,694	$1,205	$178	7	66
Second Quarter	3,782	950	378	7	66
Third Quarter	4,356	1,346	217	8	60
Fourth Quarter	4,391	1,391	237	9	59
2005:
First Quarter	$6,053	$1,704	$342	10	60
Second Quarter	6,928	2,285	373	11	53
Third Quarter	8,724	3,458	401	13	68
Fourth Quarter	7,717	2,040	626	14	51

(1)
Utilization represents number of days units were on location performing services for the period.

Revenue

        The majority of our revenues are generated from major and large independent oil and gas companies. The primary factor influencing demand for our services by those customers is their level of drilling and workover activity, which, in turn, depends primarily on the availability of drilling and workover prospects and current and anticipated future oil and gas commodity prices and production depletion rates.

        Our services are generally provided at a price based on bids submitted which in turn are based on our current pricing, equipment and crew availability and customer location and the nature of the service to be provided. These services are routinely provided to our customers and are subject to the customers' time schedule, weather conditions, availability of our personnel and complexity of the operation. Our wireline services generally take one to three days to perform while our well intervention services generally take two weeks or longer to perform. Service revenues are recognized at the time services are performed.

        We generally charge for our wireline services on a per well entry basis and our well intervention services on a dayrate basis. Depending on the specific service, a per well entry or dayrate may include one or more of these components: (1) a set-up charge, (2) an hourly service rate based on equipment and labor, (3) an equipment rental charge, (4) a consumables charge and (5) a mileage and fuel charge. We determine the rates charged through a competitive bid process on a job-by-job basis or, for larger customers, we may negotiate on an annual basis. Typically, work is performed on a "call out" basis, whereby the customer requests services on a job-specific basis, but does not guarantee work levels beyond the specific job bid.

        During the year ended December 31, 2004 and 2005, approximately 49.9% and 69.7%, respectively, of our pro forma revenues were derived from onshore activities and approximately 50.1% and 30.3%, respectively, of our pro forma revenues were derived from offshore activities.

Cost and Expenses

        Operating Costs.    Our operating costs are comprised primarily of labor expenses, repair and maintenance, material and fuel and insurance. In a competitive labor market in the industry, it is possible that we will have to raise wage rates to attract workers and retain or expand our current work force. We believe we will be able to increase service rates to our customers to compensate for wage rate increases. We also incur costs to employ personnel to sell and supervise our services and perform maintenance on our fleet. These costs are not directly tied to our level of business activity. Because we seek to retain our experienced and well-qualified employees during cyclical downturns in our business, and are required to pay severance under employment agreements that cover a portion of our workforce, we expect labor expenses to increase as a percentage of revenues during future cyclical downturns. Repair and maintenance is performed by our crews, company maintenance personnel and outside service providers. Increases in our material and fuel costs are frequently passed on to our customers. However, due to the timing of our marketing and bidding cycles, there is generally a delay of several weeks or months from the time that we incur an actual price increase until the time that we can pass on that increase to our customers. Insurance is generally a fixed cost regardless of utilization and relates to the number of trucks, skids, snubbing units and other equipment in our fleet, employee payroll and safety record.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses include administrative, marketing, employee compensation and related benefits, office and lease expenses, insurance costs and professional fees, as well as other costs and expenses not directly related to field operations. Our management regularly evaluates the level of our general and administrative expenses in relation to our revenue because these expenses have a direct impact on our profitability. We expect to incur additional expense in future periods relating to incentive compensation paid to employees.

        Success Bonus and Change of Control Payments.    We expect to make change of control and success bonus payments to certain key employees immediately prior to or concurrently with the closing of this offering in the aggregate amount of $2.6 million.

        Interest Expense.    For periods before the closing of this offering, interest expense consists of interest associated with our revolving line of credit, term loan, convertible notes and other debt as described in the notes to our financial statements contained elsewhere in this prospectus. As a result of this offering, we expect our debt levels to be substantially lower than their current higher levels resulting from our acquisition of Bobcat and, our effective borrowing rate to be substantially less than that associated with the subordinated debt previously outstanding and converted to equity. Accordingly, interest expense is expected to be substantially lower than the levels of interest expense following our acquisition of Bobcat and the consummation of this offering. Interest income primarily consists of interest earned on our cash balances.

        Depreciation Expense.    Our depreciation expense is based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of our assets. We generally compute depreciation using the straight-line method.

        Income Taxes.    At December 31, 2005, we had approximately $29.2 million of net operating losses ("NOLs") available to offset future taxable income. These NOLs will be applied to taxable income in 2006 prior to this offering and will be subject to additional IRS Section 382 limitations subsequent to this offering.

Warrior Energy Historical Results of Operations

        The following discussion does not include the pro forma effect of Bobcat's results of operations.

  Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Warrior Energy Revenues

        Our total revenues increased by approximately $20.0 million for the year ended December 31, 2005, as compared to 2004. The pricing and utilization of our services improved due to the increase in well maintenance and drilling activity caused by higher oil and gas prices. We also added eight additional wireline trucks during the year ended December 31, 2005 as well as approximately $769,000 of revenues from Bobcat's operations following the acquisition.

Warrior Energy Operating Costs

        Our operating costs increased by approximately $9.1 million for the year ended December 31, 2005 as compared to the same period of 2004. Operating costs were 59.0% of revenues for the year ended December 31, 2005, as compared to 64.1% of revenues for 2004. The decrease in operating costs as a percentage of revenues was primarily the result of the higher utilization and pricing in the year ended December 31, 2005 compared with 2004. Salaries and benefits increased by approximately $4.9 million for the year ended December 31, 2005, as compared to the same period in 2004. Total number of employees increased from 313 at December 31, 2004 to approximately 480 at December 31, 2005, including approximately 80 employees from the Bobcat acquisition. The increase in salaries and benefits is primarily due to the increase in the number of employees in 2005 versus 2004.

Warrior Energy Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased by approximately $154,000 for the year ended December 31, 2005. As a percentage of revenues, selling, general and administrative expenses decreased to 13.1% for the year ended December 31, 2005, from 17.6% in for the same period in 2004 due to relatively constant expenses and increased revenues.

Warrior Energy Depreciation and Amortization

        Depreciation and amortization decreased by approximately $41,000 for the year ended December 31, 2005. The decrease was primarily due to certain assets becoming fully depreciated in the period.

Warrior Energy Interest Expense

        Interest expense and amortization of debt discount decreased by approximately $724,000 for the year ended December 31, 2005, as compared to the same period in 2004. The decline in interest expense is attributable to the reduction in our senior debt outstanding prior to the Bobcat acquisition.

Warrior Energy Change of Control Expense

        Change of control expense of $2.7 million was recognized in 2005 as a result of a change in the general partner of St. James Capital Partners, L.P. which, under the terms of certain key employment contracts, required payments to be made to those employees.

Warrior Energy Other Income

        Other income (expense) decreased by approximately $285,000 for the year ended December 31, 2005, as compared to the same period in 2004. The decrease was primarily due to the expensing of transaction expenses associated with a potential transaction which was terminated in August 2005.

Warrior Energy Income Taxes

        The provision for income taxes was approximately $175,000 in 2005 and $0 in 2004. We realized a net loss for the year ended December 31, 2004, thereby generating additional NOLs. We recorded net income during the year ended December 31, 2005, where NOLs were utilized to offset provision for federal income taxes. The provision for income taxes represents state income tax and alternative minimum tax provisions.

Warrior Energy Net Income

        Net income for the year ended December 31, 2005 was approximately $8.2 million compared with a net loss of approximately $1.8 million for the same period of 2004. Included in 2004 results was a loss from operations of the discontinued directional drilling segment of approximately $1.7 million during the year ended December 31, 2004. The improved results for the year ended December 31, 2005 over the same period in 2004 was primarily the result of an increase in revenues resulting from an increase in demand for our services.

Warrior Energy Discontinued Operations

        We sold our directional drilling division business on August 6, 2004 and the operations of this division are reported our financial statements as discontinued operations. The comparisons detailed above reflect our continuing operations.

  Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Warrior Energy Revenues

        Our revenues from continuing operations increased by approximately $7.9 million or 17.3% to $53.7 million for the year ended December 31, 2004 as compared to revenues from continuing operations of $45.7 million for the year ended December 31, 2003. The pricing and utilization of our services improved due to the increase in well maintenance and drilling activity caused by higher oil and gas prices. We also averaged three additional wireline units for the year ended December 31, 2004 as compared to the year ended December 31, 2003.

Warrior Energy Operating Costs

        Operating costs increased by $4.0 million for the year ended December 31, 2004, as compared to 2003. This increase was due primarily to the increase in our revenues and the level of our operations in 2004 as compared to 2003. Salaries and benefits increased by approximately $1.8 million for 2004 as compared to 2003. This was due primarily to our increased employee base. Operating costs as a percentage of revenues decreased to 64.1% in 2004 from 66.6% in 2003 primarily because of the increased utilization of our assets as well as increases in pricing for our services. The increases in pricing were largely the outgrowth of and were dependent upon the increase in demand for services in the oil and gas well services sector.

Warrior Energy Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased by approximately $209,000 to $9.5 million in 2004. As a percentage of revenues, selling, general and administrative expenses decreased to 17.6% in

2004 from 20.2% in 2003, primarily as a result of the increased revenue level generated in 2004 which did not require a corresponding increase in selling, general and administrative expenses.

Warrior Energy Depreciation and Amortization

        Depreciation and amortization increased from $4.7 million in 2003 to $5.2 million in 2004, primarily because of the increase in our asset base resulting from capital expenditures in the second half of 2003 and 2004.

Warrior Energy Interest Expense

        Interest expense and amortization of debt discount decreased by approximately $531,000 for 2004 as compared to 2003. This was directly related to lower interest rates on outstanding senior debt in 2004 as well as the reduced levels of senior debt outstanding in 2004.

Warrior Energy Other Income

        Net gain on sale of fixed assets decreased in 2004 to a net gain of approximately $53,000 from an approximate $239,000 net gain in 2003. Other income decreased by approximately $98,000 in 2004.

Warrior Energy Income Taxes

        The provision for income taxes was $0 in 2004 and 2003. A full valuation allowance has been recorded against the net deferred tax assets generated each year from the net operating losses to be carried forward.

Warrior Energy Net Loss

        Net loss for 2004 was $1.8 million, compared with a net loss of $5.5 million in 2003. The improvement in our results in 2004 over 2003 was primarily attributable to the increased demand for our services in 2004 primarily resulting from the improved commodities prices in 2004 and offset by the impairment recorded of $1.4 million resulting from the sale of the directional assets.

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Warrior Energy Revenues

        Revenues from continuing operations increased by approximately $11.7 million or 34.2% to $45.8 million for the year ended December 31, 2003 as compared to revenues of $34.1 million for the year ended December 31, 2002. Wireline services revenues increased primarily due to the increased demand for our services.

Warrior Energy Operating Costs

        Operating costs increased by $5.9 million for the year ended December 31, 2003, as compared to 2002. This increase was due primarily to the increase in corresponding revenues as compared to 2002. Salaries and benefits increased by approximately $3.9 million for 2003 as compared to 2002. This was due primarily to our increased employee base as Warrior Energy expanded its services to include tubing conveyed perforating and plugging and well abandoning services in the second half of 2002. Operating costs as a percentage of revenues decreased to 66.6% in 2003 from 71.9% in 2002 primarily because of the increased utilization of Warrior Energy's assets as well as increases in pricing of our services.

Warrior Energy Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased by approximately $242,000 to $9.3 million in 2003. As a percentage of revenues, selling, general and administrative expenses decreased to 20.2% in 2003 from 26.4% in 2002, primarily as a result of the increased revenue level generated in 2003 which did not require a corresponding increase in selling, general and administrative expenses.

Warrior Energy Depreciation and Amortization

        Depreciation and amortization decreased by approximately $56,000 in 2003, primarily because of the decrease in capital expenditures in 2003 resulting in a decreased asset base.

Warrior Energy Interest Expense

        Interest expense and amortization of debt decreased by approximately $65,000 for 2003 as compared to 2002. This was directly related to lower interest rates on outstanding senior debt in 2003 as well as the amortization of senior debt in 2003.

Warrior Energy Other Income

        Net gain on sale of fixed assets increased in 2003 to a net gain of $239,000 from a $105,000 net gain in 2002. Other income increased by approximately $65,000 in 2003.

Warrior Energy Income Taxes

        The provision for income taxes was $0 in 2003 and 2002. A full valuation allowance has been recorded against the net deferred tax assets generated each year from the net operating losses to be carried forward.

Warrior Energy Net Loss

        Net loss for 2003 was $5.5 million, compared with a net loss of $7.6 million in 2002. The improvement in our results in 2003 over 2002 was primarily attributable to the increased demand for our services in 2003 and offset by the impairment of $3.1 million recorded on our directional drilling assets.

Bobcat Historical Results of Operations

  Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Bobcat Revenues

        Revenue increased by approximately $9.9 million or 83.4% for the nine months ended September 30, 2005 as compared to the same period for 2004. The increase was primarily due to an increase in snubbing, fishing, and rental tool equipment base in response to an expanding geographic base and increasing demand for Bobcat's services which primarily resulted from continued high prices for oil and gas and increased drilling activity.

Bobcat Operating Costs

        Operating costs increased by $5.5 million for the nine months ended September 30, 2005 over the same period for 2004. Operating costs were 44.9% of revenues for the nine months ended September 30, 2005, as compared with 36.2% for the same period in 2004. The increase in operating costs was due primarily to higher overall level of activities in 2005 as compared to 2004 and the general variable nature of these costs in relation to revenue. The increase in operating costs were primarily driven by salaries and wages, which increased approximately $1.8 million for the nine months ended

September 30, 2005 as compared to the same period in 2004. The decrease in operating costs as a percentage of revenues was primarily a result of operating economies of scale as business activity levels increased in 2005 over 2004 levels.

Bobcat Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased by approximately $0.5 million to $3.4 million for the nine months ended September 30, 2005. As a percentage of revenues, selling, general and administrative expenses decreased from the same period in 2004, decreasing from 24.4% of revenue for the nine months ended September 30, 2004 to 15.6% for the same period in 2005. The increase was related to geographic and fleet expansion. The increased revenue levels also caused an increase in general insurance and workers compensation insurance.

Bobcat Depreciation and Amortization

        Depreciation and amortization increased by approximately $0.3 million to $1.1 million versus $0.8 million for the same period in 2004. The increase is primarily related to the increase in Bobcat's asset base as it experienced significant internal growth during this period.

Bobcat Interest Expense

        Interest expense decreased slightly for the nine months ended September 30, 2005 to $0.4 million. The decrease in interest expense was related to the amortization of existing debt related to the refinancing of senior debt at a lower interest rate in June 2004 and reduced levels of outstanding senior debt.

Bobcat Income Taxes

        Income taxes increased $1.5 million to $2.7 million for the nine months ending September 30, 2005. The increase related to Bobcat's higher pre-tax profits compared to the same period in 2004.

Bobcat Net Income

        Net income for the nine months ended September 30, 2005 was $4.4 million, a $2.2 million increase over the same period in 2004.

  Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Bobcat Revenues

        Revenue increased by approximately $8.4 million or 107.8% to $16.2 million for the year ended December 31, 2004 as compared to revenue of $7.8 million for 2003. The increase in revenue in 2004 was due primarily to an increase in Bobcat's equipment base, geographic expansion and demand for our services caused by increased industry activity, as well as a full year of revenues from the snubbing assets and operations acquired in March 2003.

Bobcat Operating Costs

        Operating costs increased by $3.8 million for the year ended December 31, 2004. Operating costs as a percent of revenues increased slightly over the period, 45.0% for the year ended December 31, 2004 compared to 44.6% over the same period in 2003. The increase in operating costs was due primarily to the significant growth of the business from 2003 to 2004. The primary increase in operating costs related to salary and wage increases related to an increased employee base.

Bobcat Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased by $1.7 million to $3.0 million for the year ended December 31, 2004. As a percentage of revenues, selling, general and administrative expenses increased to 18.6% for the period compared to 17.2% over the same period in 2003. This increase in selling, general and administrative expenses is largely a result of increased revenue levels in 2004 which did not require a corresponding increase in selling, general, and administrative expenses, as well as the acquisition of snubbing assets and operations. The dollar increase is due primarily to increases in costs related to salaries, benefits, and insurance.

Bobcat Depreciation and Amortization

        Depreciation and amortization increased $0.4 million to $1.0 million in 2004 versus $0.6 million for the same period in 2003. The increase in depreciation expense relates to an increase in our equipment base as a result of capital expenditures and our acquisition of snubbing assets and operations.

Bobcat Interest Expense

        Interest expense increased slightly for the year ended December 31, 2004 to $0.6 million. The increase directly related to the amortization of debt levels relating to the refinancing of senior debt in June 2004 at a lower interest rate and reduced levels of senior debt.

Bobcat Income Taxes

        Income taxes increased $0.9 million to $1.6 million for the year ended December 31, 2004. The increase related to Bobcat's higher pre tax profits compared to the same period in 2003.

Bobcat Net Income

        Net income for the year ended December 31, 2004 was $2.6 million, a $1.5 million increase over the same period in 2003.

Liquidity and Capital Resources

        Our primary liquidity needs are to fund capital expenditures, such as expanding our wireline and well intervention services, geographic expansion, acquiring and upgrading trucks, skids and snubbing units, the addition of complementary service lines and funding general working capital needs. In addition, we need capital to fund strategic business acquisitions. Our primary sources of funds have historically been cash flow from operations, proceeds from borrowings under bank credit facilities and the issuance of debt. Upon completion of this offering, we anticipate that we will rely on cash generated from operations, borrowings under our revolving credit facility and possible debt and equity offerings to satisfy our liquidity needs. We believe that with the current and anticipated operating environment of the oil and gas industry, we will be able to meet our liquidity requirements for the remainder of 2006. In addition to funding operating expenses, cash requirements for 2006 are expected to be comprised mainly of amortization payments on indebtedness and funding capital improvements. Our planned growth initiatives are expected to require capital expenditures of in excess of $100 million over the next three years. Our ability to fund planned capital expenditures and to make acquisitions will depend upon our future operating performance, and more broadly, on the availability of equity and debt financing, which will be affected by prevailing economic conditions in our industry, and general financial, business and other factors, some of which are beyond our control.

        Pursuant to employment contracts, we expect to make success bonus payments to certain key employees immediately prior to or concurrently with the closing of its public offering in the aggregate amount of approximately $2.6 million of which $1.5 million is accrued as of December 31, 2005.

        Our outstanding indebtedness includes primarily senior indebtedness aggregating approximately $55.2 million at December 31, 2005, other indebtedness of approximately $1.2 million and approximately $40.1 million (including approximately $18.2 million of accrued interest) owing primarily to the St. James Partnerships as well as other holders of subordinated notes.

Warrior Energy Cash Flows

        Cash provided by our operating activities was approximately $17.5 million for the year ended December 31, 2005 as compared to cash provided of approximately $3.6 million for the same period in 2004. The increase in cash provided by operating activities was due mainly as a result in the increase in demand for our services. During the year ended December 31, 2005, investing activities used cash of approximately $53.2 million for the acquisition of Bobcat and $8.3 million for the acquisition of property, plant and equipment as compared to $7.5 million for the same period in 2004, more than offset by $10.4 million in proceeds from the sale of the Multishot division. During the year ended December 31, 2005, financing activities used cash of approximately $11.6 million for principal payments on debt and approximately $2.5 million for debt issuance costs offset by proceeds from bank and other borrowings and net draws on working capital revolving loans of approximately $56.2 million. In 2004, financing activities used cash of approximately $23.0 million for principal payments on debt and net payments on working capital revolving loans and other borrowings and debt issuance costs of approximately $378,000 offset by proceeds from bank and other borrowings of approximately $13.6 million.

        Cash provided by our operating activities was approximately $3.5 million for the year ended December 31, 2004 as compared to cash provided by operating activities of $10.6 million for the year ended December 31, 2003. The decrease in cash provided by operating activities was mainly a result of the change in our prepaid assets associated with the financing of insurance premiums, the assignment of current assets and current liabilities in connection with the sale of the directional drilling division and the timing of other current assets and liabilities. Investing activities used cash of approximately $7.5 million during the year ended December 31, 2004 for the acquisition of property, plant and equipment and was offset by proceeds from the sale of discontinued operations and fixed assets of $10.7 million. During the year ended December 31, 2003, acquisitions of property, plant and equipment used cash of $3.1 million offset by proceeds of $685,000 from the sale of fixed assets. Financing activities during the year ended December 31, 2004 provided cash of $13.6 million offset by principal payments on long-term notes and our working capital revolving loan of $23.0 million and debt issuance costs of approximately $378,000. Financing activities provided cash of $5.4 million from borrowings during the year ended December 31, 2003 offset by principal payments on long-term notes and our working capital revolving loan of $10.3 million and debt issuance costs of approximately $48,000.

        During the year ended December 31, 2005, we expended approximately $56.3 million for the acquisition of Bobcat financed under our Senior Secured Credit Agreement and approximately $961,000 for other property, plant and equipment financed under notes payable. During the year ended December 31, 2004, we expended approximately $841,000 for the acquisition of property, plant and equipment financed under notes payable. During the year ended December 31, 2003, we expended $3.3 million for the acquisition of property, plant and equipment financed under our Senior Secured Credit Agreement and notes payable.

Contractual Obligations

        The following table sets forth information as of December 31, 2005 with respect to our known contractual obligations of the types specified below:

	Payments Due By Period
Contractual Obligations	Total	Prior to December 31, 2006	January 1, 2007 to December 31, 2008	January 1, 2009 to December 31, 2011	January 1, 2012 and thereafter
Long Term Debt(1)	$78,343,883	$5,568,880	$8,729,771	$64,045,232	—
Capital Leases	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Change of Control Payment	$1,535,388	$1,535,388	—	—	—
Other Long-term Liabilities	—	—	—	—	—

(1)
Does not reflect planned use of proceeds from this offering.

Description of Our Indebtedness

  Senior Secured Credit Agreement

        On December 16, 2005, we entered into the Senior Secured Credit Agreement with GECC, providing for a term loan and revolving and capital expenditure credit facilities in an aggregate amount of $50.0 million. The Senior Secured Credit Agreement amended, restated and modified the credit agreement we entered into with GECC as of September 14, 2001 and as it was amended and restated on November 14, 2004, including the amendments thereto. The Senior Secured Credit Agreement includes:

  •
  a revolving credit facility of up to $15.0 million, but not exceeding a borrowing base of 85% of the book value of eligible accounts receivable, less any reserves GECC may establish from time to time,

  •
  a term loan of $30.0 million, and

  •
  a one-year capital expenditure loan facility of up to $5.0 million, but not exceeding the lesser of 80% of the hard costs of eligible capital equipment and 75% of the forced liquidation value of eligible capital equipment, subject to adjustment by GECC.

        Eligible accounts receivable are accounts in which we have an interest excluding, among other items and, subject to certain exceptions, debtors' accounts outstanding that are not paid within the earlier of 60 days past the due date or 90 days following the original invoice date, accounts of debtors that have suspended business or commenced various insolvency proceedings and accounts to the extent the account exceeds the credit limit established by GECC in its reasonable credit judgment. GECC has the right to establish, modify and eliminate reserves against eligible accounts receivable from time to time in its reasonable judgment.

        GECC's agreement to make revolving loans expires on December 16, 2008 and its agreement to make capital expenditure loans expires on December 16, 2006, unless earlier terminated under the terms of the Senior Secured Credit Agreement.

        Interest Rates.    Initially, as of the closing, the annual interest rate on borrowings under the revolving loan facility is 0.75% above the index rate, and the annual interest rate on borrowings under the term loan and capital expenditure loan facility is 2.25% above the index rate. The index rate is a floating rate equal to the higher of (i) the rate publicly quoted from time to time by the Wall Street Journal as the prime rate, or (ii) the average of the rates on overnight Federal funds transactions among members of the Federal Reserve System plus 0.5%. The interest rate margin above the index rate may be adjusted from time to time on a quarterly basis based on our ratio of our funded debt to

EBITDA for the trailing twelve months prior to the determination. Subject to the absence of an event of default and fulfillment of certain other conditions, we can elect to borrow or convert any loan and pay the annual interest at the LIBOR rate plus applicable margins of 2.25% on the revolving loan and 3.75% on the term loan and capital expenditure loan. If an event of default in the nature of a failure to make any payment of principal of, interest on or fees owing in respect to loans when due and payable or the commencement of bankruptcy proceedings involving us has occurred, the annual interest rate is increased by 2% and, if any other default or event of default has occurred and is continuing, GECC may elect to increase the interest rate by that amount.

        Collateral.    Advances under the Senior Secured Credit Agreement are collateralized by a senior lien against substantially all of our assets.

        Use of Proceeds.    Initial borrowings under the Senior Secured Credit Agreement advanced on December 16, 2005 were $1.3 million borrowed under the revolving loan and $30.0 million under the term loan. No borrowings were made under the capital expenditure loan facility. The proceeds of the term loan were used to pay a portion of the Bobcat acquisition purchase price, related fees and expenses and repayment of substantially all Bobcat indebtedness, and approximately $2.1 million was placed in escrow for the repayment of principal and accrued interest on subordinated secured indebtedness and approximately $2.8 million was used for general corporate purposes.

        Maturity of Loans.    Borrowings under the revolving loan are able to be repaid and re-borrowed from time to time for working capital and general corporate needs, subject to our continuing compliance with the terms of the agreement. Any amounts outstanding under the revolving loan are due and payable on December 16, 2008. The term loan is to be repaid in 12 consecutive quarterly installments of $1.1 million commencing January 1, 2006 with a final installment of $16.8 million due and payable on January 1, 2009. The capital expenditure loan is to be repaid in eight consecutive quarterly installments with each quarterly installment equal to 1/20th of the borrowings funded prior to the expiration of the one-year term of the facility and with a final installment in the amount of the remaining principal balance due on December 16, 2008.

        Mandatory and Voluntary Prepayments.    Borrowings under the Senior Secured Credit Agreement are subject to certain mandatory pre-payments including, among other requirements, pre-payment out of a portion of the net proceeds of any sale of stock by us in a public offering. We must apply the net proceeds from any sale of our stock, other than on exercise of existing warrants and conversion rights, occurring before December 31, 2006 to the prepayment of loans. Such cash proceeds, after deduction of underwriting discounts and commissions and other reasonable costs we incur are to be applied to the prepayment of (i) loans outstanding under our Senior Secured Credit Agreement, (ii) loans outstanding under our Second Lien Credit Agreement, and (iii) to prepay or redeem all our outstanding subordinated notes and shares of our common stock owned by St. James Capital Partners, L.P., SJMB, L.P. and other holders of our subordinated secured notes as of December 16, 2005, the shares of our common stock issued in exchange for warrants, subordinated notes and other convertible securities pursuant to the recapitalization agreements we entered into in October 2005, a fee in the amount of $274,000 owing to SJMB, L.P. and "Change of Control" payments in the aggregate amount of approximately $2.6 million we are required to make under the terms of employment agreements with certain of our employees, as the term "Change of Control" is defined in those agreements (herein, amounts to be paid under this subsection (iii) are referred to as "Junior Capital"), in the following manner:

          (A)  100% of the first $50.0 million in net proceeds received are to be applied to prepay or redeem the Junior Capital;

          (B)  net proceeds in excess of $50.0 million and up to $75.0 million are to be allocated 40% to prepay or redeem the Junior Capital, and 60% to prepay loans outstanding under our Second Lien Credit Agreement;

          (C)  net proceeds in excess of $75.0 million and up to $100.0 million are to be allocated 60% to prepay or redeem the Junior Capital, and 40% to prepay loans outstanding under our Second Lien Credit Agreement; and

          (D)  net proceeds in excess of $100.0 million and up to $150.0 million are to be allocated 80% to prepay or redeem the Junior Capital, and 20% first to prepay loans outstanding under our Second Lien Credit Agreement until all amounts thereunder are repaid and then to prepay loans outstanding under our Senior Secured Credit Agreement.

There are no restrictions on our use of proceeds in excess of $150 million. To the extent the Junior Capital is paid or repurchased in full under the foregoing provisions prior to the prepayment in full of loans outstanding under our Credit Agreements, the remaining net proceeds are to be allocated 50% to loans outstanding under our Credit Agreements. If any event of default has occurred under our Senior Secured Credit Agreement and is continuing, and we have been notified in writing of such event of default (or we have been notified in writing of the equivalent event of default under the Second Lien Credit Agreement), at the time we receive the net proceeds, 100% of such net proceeds are to be allocated to the loans outstanding under our Senior Secured Credit Agreement, without application of any portion thereof to Junior Capital or loans under the Second Lien Credit Agreement.

        If we issue any shares of common stock, other than as described above, or any debt at any time, we are required to prepay the loans outstanding under the Senior Secured Credit Agreement in an amount equal to all such proceeds, net of underwriting discounts and commissions and other reasonable costs.

        We are also required to prepay annually, commencing with the fiscal year ending December 31, 2006, loans and other outstanding obligations under the Senior Secured Credit Agreement in an amount equal to seventy-five percent (75%) of our excess cash flow for the immediately preceding fiscal year. Excess cash flow is defined, with respect to any fiscal year, as our net income plus depreciation, amortization and interest expense, to the extent deducted in determining net income, minus capital expenditures, minus interest expense paid or accrued and scheduled principal payments paid or payable, plus or minus, extraordinary gains or losses which are cash items not included in net income, plus taxes deducted in determining net income to the extent not paid in cash.

        Any mandatory prepayments made as provided above are to be applied substantially as follows: first, to any fees then due and payable to GECC, second, to interest then due and payable on the term loan and capital expenditure loan, pro rata between the term loan and capital expenditure loan, third, to prepay the scheduled principal installments on the term loan and capital expenditure loan, allocated pro rata between the term loan and capital expenditure loan, and applied to principal installments in inverse order of maturity, until the term loan and capital expenditure loan have been prepaid in full; fourth, to interest then due and payable on the revolving loan; and fifth, to the principal balance of the revolving loan until the same shall have been paid in full. The revolving loan is permanently reduced by the amount of any such prepayments.

        We may at any time prepay all or part of the term loan or capital expenditure loan, permanently reduce or terminate the capital expenditure commitment, and permanently reduce but not terminate the revolving loan commitment provided such prepayments or reductions are in the minimum amount of $500,000 and integral multiples of $250,000, subject to the payment of certain pre-payment fees declining from 1.0% in the event the termination or reduction occurs during the first year, 0.5% in the event the termination or reduction occurs during the second year, and 0.25% in the event the termination or reduction occurs during the third year of the term of the Senior Secured Credit Agreement. We are required to use, subject to certain exceptions, the net proceeds from the sale of any assets or the stock of any subsidiary to prepay all borrowings under the facilities. We are required to repay any borrowings in excess of the applicable borrowing availability, including borrowings under the term loan in excess of 70% of the forced liquidation value of eligible term loan equipment. The forced liquidation value of the eligible term loan equipment is established by appraisal conducted from time to time but not more than twice per year.

        Conditions to Advances.    Future advances are subject to the continuing accuracy of our representations and warranties as of such date (other than those relating expressly to an earlier date), the absence of any event or circumstance constituting a "material adverse effect," as defined, the absence of any default or event of default under the Senior Secured Credit Agreement, and the borrowings not exceeding the applicable borrowing availability under the Senior Secured Credit Agreement, after giving effect to such advance. A "material adverse effect" is defined to include a material adverse effect on our business, assets, operations, prospects or financial or other condition, on our ability to pay any of the loans under the Senior Secured Credit Agreement, on the collateral or on lenders liens or rights and remedies under the Senior Secured Credit Agreement. An event constituting a material adverse effect also includes a decline in the "Average Rig Count" (excluding Canada and international rigs) published by Baker Hughes, Inc. falling below 800 for 12 consecutive weeks. Further conditions to each advance under the capital expenditure facility require the delivery of evidence that the advance is in compliance with the conditions of the Senior Secured Credit Agreement with respect to amounts that may be borrowed to finance capital expenditures.

        Affirmative and Negative Covenants.    Under the Senior Secured Credit Agreement, we are obligated to maintain compliance with a number of affirmative and negative covenants. Affirmative covenants we must comply with include requirements to maintain our corporate existence and continue the conduct of our business substantially as conducted in December 2005, promptly pay all taxes and governmental assessments and levies, maintain our corporate books and records, maintain insurance in form and amounts and with insurers reasonably acceptable to GECC, comply with applicable laws and regulations, maintain key man life insurance on the life of William L. Jenkins, provide supplemental disclosure to the lenders, refrain from violating the intellectual property of others, conduct our operations in compliance with environmental laws, provide a mortgage or deed of trust to the lenders granting a first lien on our real estate upon the request of the lenders, and provide certificates of title on newly acquired equipment with the lender's lien noted.

        Negative covenants we may not violate include, among others and subject to limitations and exceptions, (i) forming or acquiring a subsidiary, (ii) merging with, acquiring all or substantially all the assets or stock of, or otherwise combining with or acquiring, another person, (iii) making an investment in or loan to another person, subject to certain exceptions for specified high grade investments so long as there are no revolving loans outstanding, (iv) incurring any indebtedness other than specified permitted indebtedness, (v) entering into any transaction with an affiliate except in the ordinary course of our business and on fair and reasonable terms no less favorable than would be obtained in a comparable arm's length transaction with a non-affiliated person, (vi) making loans to our employees in amounts exceeding $50,000 individually and $250,000 in the aggregate, (vii) issuing any shares of our common stock if any of our stock or the stock of a subsidiary is pledged to GECC, making any change in our business objectives or operations that could adversely affect repayment of the loans or could reasonably be expected to have or result in a material adverse effect, making any change in our capital structure, including the issuance of any stock, warrants or convertible securities or any revision in the terms of outstanding stock except for permitted payments to holders of subordinated debt and options granted under an existing or future incentive option plan, or amending our charter or by-laws in a manner that would adversely affect our duty or ability to repay the indebtedness, or engaging in any business other than that engaged in by us on December 16, 2005; (viii) creating or permitting to exist any liens on our properties or assets, with the exception of (x) those granted to the lenders under the Senior Secured Credit Agreement or in existence on the date of making the loan and permitted re-financings, extensions and renewals of such liens provided the indebtedness secured is not increased and the lien does not attach to any additional property, or (y) liens created after December 16, 2005 by conditional sale or other title retention agreements or in connection with purchase money indebtedness with respect to equipment and fixtures acquired in the ordinary course of business involving the incurrence of an aggregate amount of purchase money indebtedness and capital lease obligations of not more than $2.0 million outstanding at any one time or (z) liens securing the indebtedness under the Second Lien Credit Agreement, (xi) selling any of our properties or other assets, including the stock of any subsidiary, except inventory in the ordinary course of business, obsolete or unused equipment or fixtures with an appraised value not exceeding $200,000 per transaction and $500,000 per year, and other equipment and fixtures with a book value not exceeding $200,000 per transaction and $500,000 per year, (xii) breaching or failing to comply with the various financial covenants in the credit agreement, (xiii) releasing any hazardous material that would violate environmental laws or adversely impact the value of any collateral; (xiv) engaging in a sale leaseback, synthetic lease or similar transaction, (xv) making any restricted payments, including payment of dividends, stock or warrant redemptions, repaying subordinated notes, except as otherwise permitted under the Senior Secured Credit Agreement, rescission of the sale of outstanding stock, subject to certain exceptions including, among others, permitted prepayments or redemptions of Junior Capital using the net proceeds from a public offering of our common stock, payment of reasonable and customary fees to our non-employee directors, reimbursement of the reasonable expenses of St. James Capital Corp., St. James Capital Partners, L.P., SJMB, LP, and SJMB, LLC in an amount not to exceed $60,000 per year, payment of a $274,000 fee to SJMB, L.P. not later than December 31, 2006 or the date we complete our first public offering of common stock after December 16, 2005, and "Change of Control" payments (as "Change of Control" is defined in the employment agreements with the parties to receive the payments) on and after December 16, 2005 but before December 31, 2005 in the amount of approximately $1.1 million, and, in connection with in a contemplated public offering of shares of our common stock, in an aggregate amount not to exceed approximately $2.7 million, (xvi) purchasing any real estate in excess of $250,000, (xvii) engaging in any speculative hedging transactions; (xviii) amending or changing the terms of our subordinated debt, (xix) changing or amending the Second Lien Credit Agreement, or (xx) changing or amending the Bobcat acquisition agreement.

        The financial covenants prohibit us from making capital expenditures in an aggregate amount exceeding $10.0 million in the fiscal year ending December 31, 2006 and in an aggregate annual amount exceeding $6.5 million thereafter (excluding amounts financed under our capital expenditure loan facility), plus in any subsequent period the amount by which the capital expenditure limit exceeds the amount of capital expenditures actually expended in the prior period.

        Commencing with the fiscal quarter ending March 31, 2006, we are required to have at the end of each fiscal quarter and for the 12-month period then ended, a ratio of (a) EBITDA minus capital expenditures paid in cash during such period, excluding capital expenditures financed under the Senior Secured Credit Agreement, minus income taxes paid in cash during such period to (b) fixed charges including, with certain exceptions, the total of principal and interest payments during such period, of not less than 1.5:1.0. For the purpose of calculating the ratio for the fiscal quarters ending March 31, 2006, June 30, 2006 and September 30, 2006, EBITDA and fixed charges are to be measured for the period commencing on January 1, 2006 and ending on the last day of such fiscal quarter.

        We are required to have, at the end of each fiscal month, a ratio of funded debt to EBITDA as of the last day of such fiscal month and for the 12-month period then ended of not more than the following

  •
  2.25:1.00 for the fiscal months ending on January 31, 2006 through March 31, 2006;

  •
  2.25:1.00 for the fiscal months ending on April 30, 2006 through June 30, 2006;

  •
  2.00:1.00 for the fiscal months ending on July 31, 2006 through September 30, 2006;

  •
  2.00:1.00 for the fiscal months ending on October 30, 2006 through December 31, 2006;

  •
  2.00:1.00 for the fiscal months ending on January 31, 2007 through March 31, 2007; and

  •
  1.75:1.00 for each fiscal month ending thereafter.

        We are required to have, at the end of each fiscal month, EBITDA for the 12-month period then ended of not less than the following:

  •
  $33,000,000 for the fiscal months ending on January 31, 2006 through March 31, 2006;

  •
  $33,000,000 for the fiscal months ending on April 30, 2006 through June 30, 2006;

  •
  $34,000,000 for the fiscal months ending on July 31, 2006 through September 30, 2006;

  •
  $34,000,000 for the fiscal months ending on October 30, 2006 through December 31, 2006; and

  •
  $35,000,000 for each fiscal month ending thereafter.

        Events of Default.    Events of default under the Senior Secured Credit Agreement include, among others and subject to certain limitations, (a) the failure to make any payment of principal, interest, or fees when due and payable or to pay or reimburse GECC for any expense reimbursable under the Senior Secured Credit Agreement within ten days of demand for payment, (b) the failure to perform the covenants under the Senior Secured Credit Agreement relating to use of proceeds, maintenance of a cash management system, maintenance of insurance, delivery of certificates of title for equipment, delivery of certain post-closing documents, and maintenance of compliance with the Senior Secured Credit Agreement's negative covenants, (c) the failure to deliver to the lenders monthly un-audited, quarterly un-audited and annual audited financial statements, an annual operating plan, and other reports, certificates and information as required by the Senior Secured Credit Agreement, (d) the failure to perform any other provision of the Senior Secured Credit Agreement (other than those set forth in (b) above) which nonperformance remains un-remedied for 20 days or more, (e) a default or breach under any other agreement or instrument to which we are a party beyond any grace period that involves the failure to pay in excess of $250,000 or causes or permits to cause indebtedness in excess of $250,000 to become due prior to its stated maturity, (f) any information in a borrowing base certificate or any representation or warranty or certificate or in any written statement report, or financial statement delivered to GECC being untrue or incorrect in any material respect, (g) a change of control, as defined, of us, (h) the occurrence of an event having a material adverse effect, (i) the initiation of insolvency, bankruptcy or liquidation proceedings, (j) any final judgment for the payment of money in excess of $250,000 is outstanding against us and is not within thirty days discharged, stayed or bonded pending appeal, (k) any material provision of or lien under any document relating to the Senior Secured Credit Agreement ceases to be valid, (l) the attachment, seizure or levy upon of our assets which continues for 30 days or more, and (m) William Jenkins ceases to serve as our chief executive officer, unless otherwise agreed by GECC. Upon the occurrence of a default, which is defined as any event that with the passage of time or notice or both would, unless waived or cured, become an event of default, or event of default, the lenders may discontinue making revolving loans and capital expenditure loans to us and increase the interest rate on all loans. Upon the occurrence of an event of default, the lenders may terminate the Senior Secured Credit Agreement, declare all indebtedness outstanding under the Senior Secured Credit Agreement due and payable, and exercise any of their rights under the Senior Secured Credit Agreement which includes the ability to foreclose on our assets. In the event of a bankruptcy or liquidation proceeding, all borrowings under the Senior Secured Credit Agreement are immediately due and payable.

  Second Lien Credit Agreement

        The Term Loan.    On December 16, 2005, we entered into the Second Lien Credit Agreement with GECC, providing for a term loan $25.0 million.

        Interest Rate.    The annual interest rate on borrowings under the term loan is 6.0% above the index rate. The index rate is a floating rate equal to the higher of (i) the rate publicly quoted from time to time by the Wall Street Journal as the prime rate, or (ii) the average of the rates on overnight Federal funds transactions among members of the Federal Reserve System plus 0.5%. Subject to the absence of an event of default and fulfillment of certain other conditions, we can elect to borrow or convert any loan and pay the annual interest at the LIBOR rate plus a margin of 7.5%. If an event of default in the nature of a failure to make any payment of principal of, interest on or fees owing in respect to loans when due and payable or the commencement of bankruptcy proceedings involving us has occurred, the annual interest rate is increased by 2% and, if any other default or event of default has occurred and is continuing, GECC may elect to increase the interest rate by that amount.

        Collateral.    The loan under the Second Lien Credit Agreement is collateralized by a junior lien against substantially all of our assets, subordinate to the lien under the Senior Secured Credit Agreement.

        Use of Proceeds.    Initial borrowings under the Second Lien Credit Agreement advanced on December 16, 2005 of $25.0 million were used to pay a portion of the Bobcat acquisition purchase price.

        Maturity of Loan.    Outstanding borrowings under the Second Lien Credit Agreement are due and payable on March 16, 2009, unless previously repaid.

        Mandatory and Voluntary Prepayments.    Borrowings under the Second Lien Credit Agreement are subject to certain mandatory pre-payments including, among other requirements, pre-payment out of a portion of the net proceeds of any sale of stock by us in a public offering in a manner substantially identical to the mandatory repayment provisions out of a portion of the net proceeds of any sale of stock by us in a public offering under the terms of the Senior Secured Credit Agreement described above.

        If we issue any shares of common stock, other than as described above in a public offering of our securities, or any debt at any time, we are required to prepay the loans outstanding under the Second Lien Credit Agreement in an amount equal to all such proceeds, net of underwriting discounts and commissions and other reasonable costs.

        Any mandatory prepayments made as provided above are to be applied substantially as follows: first, to any fees then due and payable to GECC, second, to interest then due and payable on the loan and, third, to prepay the principal of the loan.

        We may at any time prepay all or part of the loan or capital expenditure loan, subject to the payment of certain pre-payment fees declining from 2.0% in during the first year, 1.0% during the second year, and 0.5% in the event the termination or reduction occurs during the third year of the term of the Second Lien Credit Agreement. We are required to use, subject to certain exceptions, the net proceeds from the sale of any assets or the stock of any subsidiary to prepay all borrowings under the facilities.

        Closing Conditions.    Initial borrowings under the Second Lien Credit Agreement were subject to the fulfillment at or before the closing of closing conditions substantially identical to the conditions to be fulfilled in connection with the closing under the Senior Secured Credit Agreement described above.

        Affirmative and Negative Covenants.    Under the Second Lien Credit Agreement, we are obligated to maintain compliance with a number of affirmative and negative covenants, including financial covenants that are substantially identical to the covenants we are obligated to comply with under the terms of the Senior Secured Credit Agreement described above.

        Events of Default.    Events of default under the Second Lien Credit Agreement are substantially identical to events of default under the Senior Secured Credit Agreement described above.

  Credit Agreements—General

        There can be no assurance that we will be able to remain in compliance with the financial and other covenants of the Senior Secured Credit Agreement and the Second Lien Credit Agreement or be able to obtain such amendments, consents or waivers with respect to potential violations of these covenants when required. Our inability to do so may result in our being placed in violation of those financial and other covenants. We can make no assurances that we will remain in compliance with our debt covenants or generate sufficient cash flows to service our debt and fund operations. Failure to comply with these debt covenants and or generate sufficient cash flow from operations could significantly impair our liquidity position and could result in GECC exercising mandatory prepayment options under the Senior Secured Credit Agreement and Second Lien Credit Agreement. Should we be unable to borrow funds under the Senior Secured Credit Agreement or Second Lien Credit Agreement if prepayment of those borrowings were required, we can make no assurances that alternative funding could be obtained.

        Reference is made to the Senior Secured Credit Agreement and the Second Lien Credit Agreement, filed as exhibits to the registration statement of which this prospectus is a part for a complete statement of the terms and conditions.

  Subordinated Secured Indebtedness—Note Extensions

        In connection with our entering into the GECC refinancing in November 2004, we agreed with the holders of our outstanding subordinated secured notes to extend the maturity date of the notes from December 31, 2004 to February 13 and February 14, 2008 on $23.0 million of the total $23.9 million principal amount of the notes then outstanding. The remainder of the outstanding principal was repaid. Concurrently with the borrowings under the Senior Secured Credit Agreement and Second Lien Credit Agreement, the maturity date of approximately $21.9 million principal amount of our outstanding subordinated secured promissory notes was extended to June 15, 2009 and $2.1 million of such subordinated secured notes, including accrued interest, was repaid. The notes bear interest at 15% per annum and are convertible into shares of our common stock at a conversion price of $7.50 per share, subject to an anti-dilution adjustment for certain issuances of securities by us at prices per share of common stock less than the conversion price then in effect, in which event the conversion price is reduced to the lower price at which the shares were issued. As a condition to extend the maturity date of the notes in connection with the GECC refinancing in November 2004, we extended the expiration date of our then outstanding common stock purchase warrants to December 31, 2009.

        Substantially all of our assets are pledged as collateral for the indebtedness outstanding under the subordinated secured notes. All of the debt and interest owed under the subordinated secured notes is subordinated to our Senior Secured Credit Agreement and cannot be repaid until all the amounts owed pursuant to the Senior Secured Credit Agreement and Second Lien Credit Agreement mature or have been repaid.

        Following completion of this offering, we do not expect to have any subordinated secured notes outstanding.

        Other Indebtedness.    In December 2004, we incurred indebtedness of approximately $2.3 million in connection with financing the payment of annual insurance premiums in that amount. The indebtedness was payable in monthly installments that ended in September 2005.

Recapitalization

        In October 2005, we initiated a series of steps undertaken for the purpose of recapitalizing our company through the elimination of the substantial amount of derivative securities we have outstanding, among other steps intended to be undertaken. These derivative securities include common stock purchase warrants to purchase 7,076,119 shares of our common stock and $35,019,173 of principal amount and accrued interest, as of December 31, 2005, of our outstanding convertible subordinated notes which, as of that date, are convertible at a conversion price of $7.50 per share into an aggregate of 4,669,223 shares of our common stock.

        On October 6, 2005, we entered into agreements with the holders of 5,269,369 of the 7,076,119 warrants outstanding to exchange those warrants for 1,756,456 shares of our common stock. Of the 5,269,369 warrants, an aggregate of 4,075,528 are held by the St. James Partnerships, and 1,193,841 were held by the Underbrink Family Entities, which include Mr. Charles E. Underbrink. Mr. Underbrink is one of our directors and is the Chairman of the general partner of SJMB and, in October 2005, was the Chairman of the general partner of SJCP. The exchange of warrants for shares of our common stock by the Underbrink Family Entities was completed on October 6, 2005 resulting in the issuance of 397,947 shares, and the warrants to purchase 4,075,527 shares held by the St. James Partnerships will be repurchased in connection with this offering.

        On October 7, 2005, we commenced an offer to exchange shares of our common stock for our remaining outstanding 1,806,750 common stock purchase warrants. We offered to exchange one share of our common stock for each three warrants. Each warrant represents the right to purchase one share of our common stock at an exercise price of $7.50 per share. The offer to exchange shares of our common stock for warrants expired on November 14, 2005, and we issued 503,167 shares of our common stock in exchange for 1,509,500 common stock purchase warrants.

        The agreements with the St. James Partnerships and Underbrink Family Entities provide that such persons will convert an aggregate of $20,277,374 of principal and all accrued interest (which amounted to $16,734,434 through December 31, 2005) on our outstanding convertible subordinated notes into shares of our common stock and, provided the price they are to receive is not less than $7.50 per share, sell those shares to us, along with the shares issued in exchange for their warrants, the shares issued on conversion of notes and accrued interest in November 2005 and an additional 501,748 shares held by SJMB, L.P., at the closing time of this offering. The purchase price paid by us for such shares will be the price per share we receive in the public offering less commissions and expenses of the underwriters in this offering. In addition, under the terms of a Registration Rights Agreement, the holders of $3,046,361 principal amount and accrued interest (as of December 31, 2005) on outstanding convertible subordinated notes have included 405,515 shares issuable on conversion of the principal and interest on the notes, as well as the shares of our common stock issued in exchange for their warrants, in this registration statement.

        If the managing underwriter concludes that the amount of shares included in this registration statement for the account of selling stockholders must be reduced, the Recapitalization Agreements with the Underbrink Family Entities and the St. James Partnerships provide that the first shares to be cut back out of the number of shares to be sold and required to be purchased by us out of the net proceeds of this offering, are the shares held by the Underbrink Family Entities (including conversion shares, exchange shares and any other shares held). If the managing underwriter is of the view that a larger cutback is to be made in the number of shares included in this offering for the account of selling stockholders, the second classification of shares to be cut back out of shares required to be purchased by us out of the net proceeds of this offering will be the 501,748 shares held by SJMB, L.P. Thereafter, if the managing underwriter is of the view that a larger cutback is to be made in the number of shares included in this offering for the account of selling stockholders, the conversion shares, exchange shares and warrants held by the St. James Partnerships to be purchased by us at the closing of this offering will be cut back pro rata based on the number of conversion shares, exchange shares and warrants proposed to be sold collectively by the St. James Partnerships. For these purposes and the pro rata calculations required, each three warrants would be treated as the equivalent of one exchange share and the first of the securities to be cut back from purchase by us from the St. James Partnerships would be the conversion shares and the last to be cut back would be the warrants.

Other Matters

Litigation involving the St. James Partnerships, their general partners and Charles E. Underbrink

        The St. James Partnerships, their general partners and Charles E. Underbrink, who is one of our directors and a director of one of the general partners of the St. James Partnerships, were added as defendants in an amended complaint filed in March 2005 in Texas by two of the limited partners of the St. James Partnerships. The action was originally instituted in December 2004 against the auditors of the St. James Partnerships. The plaintiffs brought the action as a class action on behalf of all the limited partners of the St. James Partnerships and are seeking class action certification. No claim has been asserted against us and we are not a defendant in the action. However, the complaint and the amended complaint in the action contain allegations that we participated with Mr. Underbrink in actions the plaintiffs allege were fraudulent and constituted securities violations. We have not concluded that it is probable that a claim will be asserted against us and we do not believe that if a claim is asserted that there is a reasonable possibility that the outcome would be unfavorable to us or that any resulting liability would be material to our financial condition. In our view, the allegations in the complaint and amended complaint relating to us are baseless, without factual foundation and untrue.

Recently Issued Accounting Pronouncements

        On December 21, 2004, FASB Staff Position (FSP) FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, was issued. FSP FAS 109-1 clarifies that this tax deduction should be accounted for as a special deduction in accordance with Statement 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the date of enactment. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return beginning in 2005. As regulations are still pending, we have not been able to quantify the impact.

        EITF Issue 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations," provides guidance regarding the application of paragraph 42 of Statement 144 (AC Section I14) in determining whether to report discontinued operations and is effective for components classified as held for sale or disposed of in fiscal periods beginning after December 15, 2004. We adopted this EITF on January 1, 2005.

        In December 2004, the Financial Accounting Standards Board issued Statement 123 (revised 2004), Share-Based Payment (Statement 123(R)). This Statement requires that the costs of employee share-based payments be measured at fair value on the awards' grant date using an option-pricing model and recognized in the financial statements over the requisite service period. This Statement does not change the accounting for stock ownership plans, which are subject to American Institute of Certified Public Accountants SOP 93-6, "Employer's Accounting for Employee Stock Ownership Plans." Statement

123(R) supersedes Opinion 25, Accounting for Stock Issued to Employees and its related interpretations, and eliminates the alternative to use Opinion 25's intrinsic value method of accounting, which we are currently using. Certain stock awards may be considered liabilities instead of equity components under Statement 123(R).

        Statement 123(R) allows for two alternative transition methods. The first method is the modified prospective application whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under Statement 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of Statement 123(R). The second method is the modified retrospective application, which requires that we restate prior period financial statements. The modified retrospective application may be applied either to all prior periods or only to prior interim periods in the year of adoption of this statement. We adopted the modified prospective application method on January 1, 2006 and do not expect a material impact on our financial statements.

        In November 2004, the Financial Accounting Standards Board issued Statement 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, which is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The amendments made by Statement 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. We believe that the adoption of Statement 151 will not have a significant effect on our financial statements.

        In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (revised December 2003) ("FIN 46R"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine if a business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity for which either: the equity investors (if any) do not have a controlling financial interest; or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that all enterprises with a significant variable interest in a VIE make additional disclosures regarding their relationship with the VIE. The interpretation requires public entities to apply FIN 46R to all entities that are considered Special Purpose Entities in practice and under the FASB literature that was applied before the issuance of FIN 46R. The adoption of FIN 46R had no effect on our financial statements.

Inflation

        Our revenues have been and are expected to continue to be affected by fluctuations in the prices for oil and gas. Inflation did not have a significant effect on our operations in 2004 or 2005.

Significant Accounting Policies

        Our Discussion and Analysis of Financial Condition and Results of Operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to the allowance for bad debts, inventory, long-lived assets, intangibles and goodwill. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Allowance for Doubtful Accounts—Our allowance for doubtful accounts is maintained at an adequate level to absorb losses in our accounts receivable. We continually monitor the accounts receivable from our customers for any collectibility issues. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance. Provisions for bad debts and recoveries on accounts previously charged off are added to the allowance. All accounts outstanding more than 30 days are considered past due.

        Long-Lived Assets—In accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, we recognize impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows over the life of the assets are less than the asset's carrying amount. If an impairment exists, the amount of such impairment is calculated based on projections of future discounted cash flows. These projections use a discount rate and terminal value multiple that would be customary for evaluating current oil and gas services company transactions.

        Goodwill and Intangible Assets—Goodwill is stated at cost. We implemented SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002 and ceased amortization of goodwill and indefinite-lived intangible assets. SFAS No. 142 requires an assessment of potential impairment upon adoption and annually thereafter in the month we elected to perform our analysis or more frequently if events or circumstances indicate that an impairment may have occurred. Intangible assets are stated at cost and are amortized over their estimated useful lives. Intangible assets are subject to an assessment of potential impairment whenever events or circumstances indicate that an impairment may have occurred.

        We consider external factors in making our assessment. Specifically, changes in oil prices and other economic conditions surrounding the industry, consolidation within the industry, competition from other oil and gas well services providers, the ability to employ and maintain a skilled workforce, and other pertinent factors are among the factors that could lead our management to reassess the reliability of its long-lived assets.

        During 2003, management evaluated the recoverability of our long-lived assets in relation to our business segments. The analysis was performed using the proposed sale prices for the directional drilling segment. As a result of this analysis an impairment was indicated for which we reduced the carrying amount of property, plant and equipment for the directional drilling segment and recognized an impairment expense of $1.4 million.

        Property and Equipment—Property and equipment are carried at original cost less applicable depreciation. Depreciation is recognized on the straight line basis over lives ranging from two to ten years. Major renewals and improvements are capitalized and depreciated over each asset's estimated remaining useful life. Maintenance and repair costs are charged to expense as incurred. When assets are sold or retired, the remaining costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Property and equipment held and used by us is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We estimate the future undiscounted cash flows of the affected assets to determine the recoverability of carrying amounts.

        Revenue Recognition—We derive revenues from performance of services and the sale of equipment. Service revenues are recognized at the time services are performed. Our sales are not usually subject to rights of return, and historically, sales returns have not been significant. Revenue related to equipment sales is recognized when the equipment has been shipped and title and risk of loss has been passed to the customer. Deferred revenue, net of deferred related cost of sales, is recorded as unearned revenues in our balance sheet based on the relative days completed on the job to total required.

        Income Taxes—We account for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than enactments of changes in tax laws or rates.

Off-Balance Sheet Arrangements

        We had no off-balance sheet arrangements as of December 31, 2003 and 2004 and December 31, 2005.

Quantitative and Qualitative Disclosures about Market Risk

        From time to time, we hold financial instruments comprised of debt securities and time deposits. All such instruments are classified as securities available for sale. We do not invest in portfolio equity securities, or commodities, or use financial derivatives for trading or hedging purposes. Our debt security portfolio represents funds held temporarily pending use in our business and operations. We manage these funds accordingly. We seek reasonable assuredness of the safety of principal and market liquidity by investing in rated fixed income securities while, at the same time, seeking to achieve a favorable rate of return. Our market risk exposure consists of exposure to changes in interest rates and to the risks of changes in the credit quality of issuers. We typically invest in investment grade securities with a term of three years or less. We believe that any exposure to interest rate risk is not material. At December 31, 2004 and December 31, 2005, we held no investments.

        Under our Credit Facility with GECC, we are subject to market risk exposure related to changes in the prime interest rate. Assuming our level of borrowings from GECC at December 31, 2005 remained unchanged throughout 2005, if a 100 basis point increase in interest rates under the Credit Agreement from rates in existence at December 31, 2004 prevailed throughout the year 2005, it would increase our 2005 interest expense by approximately $552,000.

BUSINESS

Overview

        We are an oil and gas well services company that provides cased-hole wireline and well intervention services to E&P companies. Our wireline services focus on cased-hole wireline operations, including logging services, perforating, mechanical services, pipe recovery and eventually plugging and abandoning the well. Our well intervention services are primarily hydraulic workover services, commonly known as snubbing services. All of our services are performed at the well site and are fundamental to establishing and maintaining the flow of oil and gas throughout the productive life of the well. Our operations are concentrated in the major onshore and offshore oil- and gas-producing areas of the U.S., including offshore in the Gulf of Mexico and onshore in Alabama, Arkansas, Colorado, Louisiana, Mississippi, New Mexico, Oklahoma, Texas, Utah and Wyoming. We focus on providing high quality equipment and services in difficult environments, such as high pressure and high temperature wells, and difficult pipe recovery operations. The majority of our revenues are related to natural gas drilling and workover activity.

  Significant Acquisition and Recent Growth

        On December 16, 2005, we acquired Bobcat, a well services company with operations in Oklahoma and Texas that provides snubbing, freezing, hot tap, rental tool and fishing services to oil and gas well operators in the Mid-Continent area of the U.S. This acquisition represents our entrance into the well intervention services segment of its business. We purchased all of the outstanding equity securities of Bobcat for approximately $53.2 million, including related fees and expenses and repayment of substantially all of Bobcat's indebtedness. Our acquisition of Bobcat was funded with borrowings under our Credit Agreements, a portion of which will be repaid with a portion of the proceeds of this offering.

        We have increased our historical revenues from $45.8 million in 2003 to $73.7 million in 2005 and increased our historical EBITDA from $6.0 million in 2003 to $20.6 million in 2005. On a pro forma basis reflecting the Bobcat acquisition, we had revenues of $69.9 million and EBITDA of $15.7 million in 2004 and revenues of $102.3 million and EBITDA of $31.6 million in 2005.

Our Operating Segments

        We currently conduct our business through the following two operating segments:

  •
  Wireline Segment. Our wireline segment, which accounted for 72.0% of our pro forma revenues for 2005, operated a fleet of 53 cased-hole wireline trucks, 15 offshore wireline skids and four P&A packages as of March 1, 2005. All of our wireline trucks and offshore skids are equipped with top-of-the-line computer systems. We primarily provide services in cased-hole environments. Cased-hole wireline services are performed during and after the completion of the well, and from time to time thereafter during the life of the well. Wireline services are performed using a wire cable that is lowered from a truck or skid into a well with various types of tools and instruments attached to the end of the cable. Once in the well, the instruments can transmit data back to a computer system in the truck or skid for analysis. Specific wireline services include: logging services, which include cement bond logging, production logging and other measurements; pipe recovery services; and perforating and mechanical services such as setting plugs and packers. We believe we are a leading provider of pipe recovery services in the U.S., which requires significant experience, expertise and specialized equipment. Other services in the wireline segment include P&A services, which are used at the end of a well's productive life, and TCP, which is a method of perforating the casing in order to open the flow path in a well for hydrocarbons.

  •
  Well Intervention Segment. Our well intervention segment, which accounted for 28.0% of our pro forma revenues for 2005, operated a fleet of 18 snubbing units (three of which are leased) as of

    March 1, 2005. We primarily provide snubbing services utilizing specialized high pressure snubbing equipment that allows an operator to service a well without using other more disruptive means to control the pressure in the well. Since snubbing is a difficult and critical process, the snubbing segment of the oil and gas services industry is limited to a relatively few operators who have the expertise and knowledge required to perform such services safely and efficiently. Our well intervention segment also includes other related oil field services, such as freezing services, hot tapping services, rental tools and fishing services. In the future, we plan to add complementary well intervention services, such as coiled tubing, nitrogen pumping and fluid pumping services.

        We have made significant investments in our asset base over the past several years. We have expanded our wireline fleet from 38 trucks and 11 skids in 2002 to 53 trucks and 15 skids as of March 1, 2005. Through our acquisition of Bobcat, we added a fleet of snubbing units. We currently provide our services from 25 operating bases in 10 states.

        We operate two manufacturing and repair facilities that are located in Laurel, Mississippi and Decatur, Texas. The Laurel, Mississippi facility manufactures and repairs wireline trucks, offshore wireline skids and P&A packages. The Decatur, Texas facility primarily manufactures and repairs snubbing units and related equipment. Substantially all of the equipment we manufacture and repair is for our own use.

        Although our company has two distinct service segments, we serve a similar customer base across these segments. Our customer base is comprised of over 600 E&P companies, primarily independent and major oil and gas companies operating in the U.S. Some of our key customers include: Anadarko, Apache, Burlington Resources, Chesapeake, Chevron, Denbury, El Paso, Newfield and Patina. Our many years of experience in the oil and gas well services business, our experienced workforce and high-quality asset base have enabled us, we believe, to establish long-term customer relationships which are beneficial to our business.

Industry

        Our business depends on the level of exploration, development and production expenditures made by our customers. These expenditures are driven by the current and expected future prices for oil and gas, and perceived stability and sustainability of those prices. Our business is primarily driven by natural gas drilling and workover activity in the U.S. Unlike crude oil, natural gas is difficult and expensive to transport over long distances, which makes natural gas markets primarily regional versus global in nature. We believe the following principal economic factors will positively affect our industry in the coming years:

        Constrained U.S. Natural Gas Supply.    Although the demand for natural gas is projected to increase, supply is constrained as U.S. natural gas basins have become more mature and wells drilled currently have higher decline rates in first-year production. EOG Resources Inc., a leading E&P company, estimates that initial year decline rates have increased from 19% in 1995 to approximately 30% in 2005. The number of rigs drilling for natural gas in the U.S. has approximately tripled since 1996, while domestic production has remained essentially unchanged over the same period of time. As a result, E&P companies have had to significantly increase drilling activity to merely maintain flat natural gas production. The graph below depicts this increase in the number of rigs drilling for natural gas in the U.S. versus relatively flat U.S. natural gas production.

(1)
U.S. Department of Energy, EIA
(2)
Baker Hughes, Inc.

Furthermore, the U.S. imported 13% of its natural gas supply from Canada in 2005. Canadian gas production growth is also challenged with increasing decline rates and growing internal demand. The EIA projects that the amount of natural gas the U.S. imports from Canada is expected to decline from 2.8 tcf in 2005 to 1.2 tcf in 2025, which would represent only 5% of projected U.S. natural gas supply.

        Higher Demand for Natural Gas in North America.    We believe that natural gas demand in North America will continue to grow for the foreseeable future. Factors driving this growth include: population growth; natural gas driven electricity generation demand approximately doubling since 1992; high cost and environmental impact of alternative fuels (i.e., coal, oil, etc.), and the growing popularity of clean burning natural gas. According to the EIA, natural gas demand in North America is projected to grow from 27 tcf per year in 2004 to approximately 35 tcf per year in 2025.

        Trend Towards Drilling and Developing Unconventional Natural Gas Resources.    As a result of improvements in extraction technologies and general increases in natural gas prices, oil and gas companies increasingly are exploring for and developing "unconventional" natural gas resources, such as natural gas from tight sands, shales and coalbed methane. This type of drilling activity is frequently done on tighter acreage spacing and requires that more wells be drilled. It also requires new completion techniques, such as staged fracturing and underbalanced completions using snubbing or coiled tubing services. As more wells are drilled and completed utilizing these techniques, we expect that there will be increased demand for our services.

        Transition of Ownership of Producing Properties.    Ownership of many natural oil- and gas-producing properties has changed over the last decade. The majority of the buyers of the divested properties often make significant investments to increase and/or maintain production of these mature fields. More recently, the major oil and gas producers have begun to reinvest in domestic onshore assets. Investments in these fields largely consist of new drilling and workover projects, which generate business for us and other oilfield services companies.

        As a result of the above factors, we expect continued tight supply of, and high demand for, natural gas in the U.S. We believe this will continue to support high levels of drilling and workover activity.

Our Growth Initiatives

        We are currently executing a growth strategy which focuses on pursuing organic expansion opportunities, including geographic expansion, equipment additions and the addition of complimentary service lines.

        As part of our geographic expansion initiatives in 2005, we opened new wireline service centers in Roosevelt, Utah and Grand Junction, Colorado to expand our services to customers in the Rocky Mountain Region. In 2006, we are implementing plans to expand our wireline operations into regions where our recently acquired well intervention segment has a geographic presence and vice versa. As an example, in February 2006, we began offering wireline services in the Barnett Shale area, which is a significant operating area of our Well Intervention Segment.

        We are in the process of manufacturing internally 20 new wireline trucks, which we expect to complete throughout 2006. We also currently plan to construct approximately 10 wireline trucks in each of 2007 and 2008. These new trucks are expected to be deployed to our current and planned operating bases in Oklahoma, North Texas, Arkansas, New Mexico and the Rocky Mountains. We are in the process of manufacturing two additional P&A packages for the Gulf of Mexico in response to high demand in the region. We plan to manufacture internally four additional snubbing units in 2006, which we intend to deploy in East Texas, Arkansas and the Rocky Mountains. We believe that there is significant demand for the services we provide. We believe we will be able to deploy new assets to the market and realize desired utilization relatively quickly due to our ability to sell complementary wireline services to our existing well intervention customers and well intervention services to our existing wireline customers.

        We are also planning to enter complimentary well intervention product lines in 2006, including coiled tubing, nitrogen pumping and fluid pumping. Coiled tubing units compliment our snubbing units, providing an alternative conveyance system to deliver completion and workover services. The addition of nitrogen and fluid pumping services to our well intervention segment takes advantage of the synergies with our snubbing and coiled tubing units, which are used to deploy nitrogen and fluids into wells during completion and workover activities. We have secured order slots for six coiled tubing/nitrogen pumping/fluid pumping packages that we expect to be delivered in the fourth quarter of 2006. We have also secured order slots for 14 additional packages expected to be delivered in 2007 and 12 in 2008.

        We plan to finance this growth through cash flow from operations and debt and equity financing. Our growth plans are based on current market conditions and are likely to change if market conditions change.

Our Business Strategy

        Our goal is to be the leading provider of cased-hole wireline and well intervention services to the U.S. oil and gas industry. We intend to capitalize on trends in the U.S. marketplace through the execution of a growth strategy that consists of the following components:

        Pursue Our Growth Initiatives.    We are currently working to execute our growth initiatives discussed above. We expect that our broad geographic presence, strong sales and operations teams and ability to hire and retain talented employees will help us to successfully implement our organic growth plans.

        Focus on Our Core Wireline and Well Intervention Services.    We are focused on our core cased-hole wireline and well intervention services that are fundamental to establishing and maintaining the flow of oil and gas throughout the productive life of the well. Our customers seek experienced providers of these services due to their difficulty and critical nature, which results in relatively high margins for this business. We believe our expertise in providing these services is valuable to our customers and we will seek to maintain our reputation for providing high-quality wireline and well intervention services for demanding cased-hole applications.

        Emphasize Customer Service and Safety.    Our emphasis on customer service and safety has been an integral part of our growth and success. We locate our service facilities near our customers to allow us to handle short lead-time projects. Our employees undergo regular safety training to enhance the safety and efficiency of our operations. In addition, our employees have the expertise and experience to understand our customers' needs and provide specialized services and equipment packages. We plan to continue to leverage our reputation for safe, highly responsive customer service both to attract new customers and to enhance the solid and long-standing relationships we have with our existing customers.

        Pursue Acquisitions.    We also intend to pursue selected acquisitions of complementary businesses both in existing operating regions and in new geographic areas in which we do not currently operate. In analyzing a particular acquisition, we consider the operational, financial and strategic benefits of the transaction. Our analysis includes the location of the business, strategic fit of the business in relation to our business strategy, expertise required to manage the business, capital required to integrate and maintain the business, the strength of the customer relationships associated with the business and the competitive environment of the area where the business is located. From a financial perspective, we analyze the rate of return the business will generate under various scenarios, the comparative market parameters applicable to the business and the cash flow capabilities of the business.

Our Competitive Strengths

        We believe the following competitive strengths will help us to execute our business strategy:

        Established Reputation and Customer Base.    We have an established reputation in the oil and gas services industry as one of the leading providers of wireline and, following our acquisition of Bobcat, well intervention services. Our customer base has grown to over 600 customers today and no single customer accounted for more than 10% of our pro forma revenues for the year ended December 31, 2005. Our customers include leading E&P companies such as Anadarko, Apache, Burlington Resources, Chesapeake, Chevron, Denbury, El Paso, Newfield and Patina, as well as numerous midsize and small independent oil and gas producers. We believe this growth in our customer base is attributable to our focus on highly responsive customer service and our reputation for providing high quality services in demanding environments.

        Broad, Expanding Geographic Presence.    The locations of our 25 operating bases enable us to respond rapidly to our customers' short lead-time projects. Our operating bases are strategically located in the Gulf Coast, Mid-Continent, Rocky Mountain and Southwest regions of the U.S. and allow us to service customers in markets across 10 states. There is minimal geographic overlap between our pre-acquisition office locations and Bobcat's office locations. As a result, we believe the Bobcat acquisition will allow us to strengthen our wireline segment in Oklahoma and North Texas and to introduce Bobcat's well intervention services in areas in which we provide wireline services. We believe that we will be able to successfully introduce complimentary service lines, such as coiled tubing and nitrogen and fluid pumping, into our existing geographic footprint. Additionally, we have a proven track record of successfully expanding our wireline services into new geographic areas, often at the request of existing customers. Examples of our growth in new geographic areas include the growth of our Tyler, Texas operating base, which opened in June 2000, to $3.1 million in revenues in 2005, our Kilgore, Texas operating base, which opened in July 2000, to $1.7 million in revenues in 2005, our Rock Springs, Wyoming operating base, which opened in September 2002, to $3.9 million in revenues in 2005, our Roosevelt, Utah operating base, which opened in February 2005, to $2.1 million in revenues in 2005 and our Grand Junction, Colorado operating base, which opened in October 2005, to $0.9 million in revenue in the fourth quarter of 2005. A key component of our success in new regions has been our ability to hire qualified personnel with local expertise and strong relationships with the local customer base.

        Experienced Management Team, Salespeople and Operations Personnel.    We have been engaged in the oil and gas services business for over 20 years, and the members of our senior management team have an average of nearly 25 years of industry experience. We believe that their considerable knowledge of and experience in our industry enhances our ability to operate effectively through industry cycles. Additionally, our team-oriented work environment and incentive-based compensation structure have enabled us to successfully attract and retain salespeople and operations personnel who have extensive expertise in their local markets and understand the regional challenges our customers face. We believe that our ability to hire and retain talented personnel at the operating, sales and management levels is one of our key strengths. Since 2003, as a result of our growing operations and our acquisition of Bobcat, we increased our workforce from 313 employees to approximately 480 employees.

        Modern Asset Base.    We have a modern and well-maintained fleet of wireline trucks and offshore skids, snubbing units, P&A packages and other specialized equipment. Over the past five years, we have added 25 units in our wireline segment and, primarily through our acquisition of Bobcat, 18 units in our well intervention segment. 60% of our units are less than five years old, 28% are between five and 10 years old and 12% are over 10 years old. We believe our ongoing investment in our equipment allows us to better serve the diverse and increasingly challenging needs of our customer base. New equipment is generally less costly to maintain and operate and is more efficient for our customers. This reduces associated expenditures, enables the increased utilization of our assets and allows us to perform more demanding and profitable services.

        In-House Manufacturing and Repair.    By manufacturing and repairing our own equipment, we are able to build and repair units on a timely basis during periods of high demand in the industry and tailor the equipment for the demanding environments in which we work. Our in-house manufacturing and repair capability also affords us greater control of the costs, quality and reliability of our equipment. The cost of manufacturing and repairing our equipment is significantly less than the cost of acquiring similar equipment or services from third-party vendors.

Overview of Our Segments

        We manage our business through two operating segments: wireline services and well intervention services. Within each of these segments, we perform services and activities as described below.

  Wireline Segment

        Our wireline segment accounted for 72.0% of our pro forma revenues in 2005. Our wireline logging service activities produced revenues of $45.8 million in 2003, $53.8 million of revenues in 2004 and $72.9 million in 2005. At December 31, 2005, we owned 51 operational motor vehicle mounted wireline trucks each of which is equipped with a top-of-the-line computer system. In addition, as of December 31, 2005, we owned 15 operational skid-mounted cased-hole wireline units, each of which is equipped with a top-of-the-line computer system, and three additional skid-mounted units are devoted to providing services for the plug and abandonment of wells. The skid-mounted units are able to be used for offshore work by being hoisted aboard barges and platforms. During the years ended December 31, 2004 and December 31, 2005, approximately 34.8% and 57.5%, respectively, of our wireline service revenues were derived from onshore activities and approximately 65.2% and 42.5%, respectively, were derived from offshore activities.

        Open-hole wireline services are performed after the drilling of the well but prior to its completion. We do not perform traditional open-hole logging services because of the advanced technology and research and development requirements. Cased-hole wireline services are performed during and after the completion of the well, as well as from time to time thereafter during the life of the well. Our services primarily relate to providing cased-hole wireline services. With our fleet of wireline and P&A equipment we provide the following services:

        Logging Services.    The truck or skid-mounted wireline logging services are used to evaluate downhole well conditions such as production patterns, the cement bonding effectiveness between the casing and the formation and formation characteristics such as lithology and porosity. These logging services are provided at various stages of the process of drilling and completing oil and gas wells as well as at various times thereafter until the well is depleted, plugged and abandoned. Such services are provided using a wireline unit equipped with an armored cable that is lowered by winch into an existing well. The cable lowers instruments and tools into the well to perform a variety of services and tests. The wireline unit's instrument cab contains electronic equipment to supply power to the downhole instruments, to receive and record data from those instruments in order to produce the "logs" which define specific characteristics of each formation and to display the data received from downhole. Each of our wireline units is equipped with a top-of-the-line computer system.

        Pipe Recovery Services.    Experienced pipe recovery specialists use specialized "free-point" wireline tools to find the point at which the tubing or drill pipe is stuck in a well. Once the "free-point" (the lowest point in the well where the pipe is still free to move) is located, then the pipe recovery specialist uses his judgment and experience to determine how best to free the pipe. Generally the pipe will be "backed off" (un-screwed) at the joint just above the free-point or the pipe may be cut with explosives, chemical or mechanical cutters just above the free point. Once the pipe is cut it can be removed from the well, allowing the rig crew to go back to "fish" the remaining portion of the tubing or drillpipe with grapples, jars and other specially made tools.

        Perforating Services.    Perforating involves positioning a perforation "gun" that contains explosive jet charges down the wellbore next to a productive zone. A detonator is fired and primer cord is ignited, which then detonates the jet charges. The resulting explosion creates holes through the casing and cement and into the formation, thus allowing the formation fluid to flow into the wellbore and be produced to the surface. We primarily deploy our perforation gun by a conventional wireline cable, if appropriate, or using conventional tubing or drill pipe, which is called tubing conveyed perforating or "TCP".

        Mechanical Services.    Cased-hole wireline equipment is often used to set plugs, packers, dump cement and make other physical changes to a well bore. The mechanical tools (such as plug setting tools) are usually combined with a logging tool to ensure proper placement of the plug or packer in the well. Mechanical services are often provided along with logging or perforating services on the same trip to the well site and are an integral part of the drilling and completion process.

        Plugging and Abandonment.    Cased-hole wireline equipment, pumping equipment and hydraulic jacks are used in the process of permanently closing oil and gas wells no longer capable of producing in economic quantities at the end of their productive life. A typical P&A job will include cutting the tubing and/or casing with wireline explosives or other cutters, removing the salvageable tubing with hydraulic jacks and then setting plugs and cementing the well bore. The P&A process generally takes several days to complete. Plugging and abandonment work can provide favorable operating margins and is less sensitive to oil and gas pricing than drilling and workover activity since well operators must plug a well in accordance with state or federal regulations when it is no longer productive.

  Well Intervention Segment

        Our well intervention segment accounted for 28.0% of our pro forma revenues in 2005. Our well intervention services produced revenues of $7.8 million in 2003, $16.2 million of revenues in 2004 and $29.4 million of revenues in 2005. Our well intervention services include snubbing, freezing, well control, rental tool and fishing. As of December 31, 2005, we operated a fleet of 14 snubbing units. Our snubbing units operate primarily in East Texas, North Texas and Oklahoma.

        Snubbing Services.    Snubbing services use specialized hydraulic well service units that permit an operator to complete underbalanced wells and repair damaged casing, production tubing and downhole production equipment in high-pressure, "live-well" environments. A snubbing unit makes it possible to remove and replace downhole equipment while maintaining pressure in the well. Customers benefit because these operations can be performed without killing the well with heavy fluids, which can damage the productive formations, and because a snubbing rig can perform many applications at a lower cost than other alternatives. Since snubbing is difficult to perform, the snubbing segment of the oil and gas services industry is limited to a relatively few operators who have the experience and knowledge required to perform such services safely and efficiently. Applications for snubbing units include "live-well" completions and workovers, underground blowout control, underbalanced completions, underbalanced drilling and the running of tubing, casing or drillpipe into or out of the pressurized wellbore.

        Freezing Services.    Freezing technology provides wellhead and pipe operations with pressure control and isolation for service and maintenance. Freezing technology involves setting a bentonite gel plug by freezing it in place. Freezing is an economic, temporary and nondamaging technology often used with other services, such as hot tapping. It is quickly deployed and applied for fast response, does not damage installations and does not require kill fluids. Freezing technology applications include changing or repairing damaged valves, entire wellheads and controlling pressure in tubing or pipelines.

        Hot Tapping Services.    Our hot tapping services are used to access a contained area that is or may be holding pressure. The procedure can be designed to release the pressure and contents, or in the case of a loaded pipeline, provide access through a valve. Hot tapping is used in a variety of applications, including coiled tubing, wellheads, valves, tubing, drill pipe and drill collars. Our experienced well service personnel can be dispatched 24 hours a day with hot tap drills and the related equipment. Our hot tap equipment can be easily transported by truck, in well service freeze units, or by third-party helicopter.

        Rental Tool Services.    We rent specialized equipment and tools for the drilling, completion and workover of onshore and offshore oil and gas wells. Oil and gas producers and drilling contractors often find it more economical to supplement their inventories of tools, drillpipe and other specialized equipment with rental equipment.

        We offer a broad range of rental tools, including:

  •
  pressure control equipment;

  •
  drill string equipment;

  •
  pipe handling equipment;

  •
  fishing and downhole tools;

  •
  stabilizers;

  •
  power swivels;

  •
  bottom-hole assemblies;

  •
  handling tools;

  •
  test pumps;

  •
  tubular handling tools; and

  •
  hydraulic torque wrenches.

        Fishing Services.    We provide highly skilled downhole services, including fishing, milling and cutting services, which consist of removing or otherwise eliminating "fish" or "junk" (a piece of equipment, a tool, a part of the drill string or debris) in a well that is causing an obstruction.

        Coiled Tubing, Nitrogen Pumping and Fluid Pumping.    We are also planning to enter complimentary well intervention product lines in 2006, including coiled tubing, nitrogen pumping and fluid pumping. Coiled tubing units compliment our snubbing units, providing an alternative conveyance system to deliver completion and workover services. The addition of nitrogen and fluid pumping services to our well intervention segment takes advantage of the synergies believed to exist with our snubbing and coiled tubing units, which are used to deploy nitrogen and fluids into wells during completion and workover activities.

Manufacturing and Repair

        We operate two manufacturing and repair facilities that are located in Laurel, Mississippi and Decatur, Texas. The Laurel, Mississippi facility manufactures wireline trucks, offshore wireline skids and P&A packages. The Decatur, Texas facility primarily manufactures snubbing units and related equipment. The vast majority of the equipment we manufacture and repair is for our own use. During the year ended December 31, 2004, we manufactured for internal use four new wireline trucks, two new offshore wireline skids and three new snubbing units. During the year ended December 31, 2005, we manufactured for internal use eight new wireline trucks.

Competition

        Our primary competitors in the wireline segment are divisions of larger diversified oilfield services companies, including Schlumberger, Ltd., Baker Hughes, Inc., Halliburton Company and Weatherford International Ltd., and smaller and midsize companies, such as W-H Energy Services, Inc., Complete Production Services, Inc. and Superior Well Services, Inc. In the well intervention segment, we compete with RPC, Inc., Oil States International, Inc., Superior Well Services, Inc. and Complete Production Services, Inc., as well as a few small private companies.

        Competition principally occurs in the areas field personnel and equipment availability, price, quality of products, technology and facility locations. Because most services are awarded based on competitively quoted bids, price competition remains a significant characteristic of the industry. Salesmanship and equipment availability are also important factors in securing the award of contracts. Our ability to offer more reliable services in hostile environments is believed by management to have reduced the extent of our exposure to severe price competition. We continue to make a conscious effort to compete, not just on price, but also on our ability to offer premium services, experienced personnel, and a safe working environment.

Customers and Markets

        We perform our wireline and well intervention services at the well site for operators of the wells primarily pursuant to contracts entered into on a bid basis at prices related to our standard prices.

        Our services are provided based on our customers' time schedule, weather conditions, availability of our personnel and equipment and complexity of the operation. Wireline services generally take one to three days to perform. Well intervention services generally last for two weeks or more. These services are provided using company-owned equipment throughout our service areas dispatched from our 25 operating bases located throughout our service areas.

        There were no customers from which we earned in excess of 10% of our pro forma revenues during any of the three years ended December 31, 2005. We do not have any long-term agreements with our customers, and services are provided pursuant to short-term agreements negotiated by us with each customer.

        Our services are marketed by our executive officers and a sales staff of approximately 30 persons working from our operating bases and sales offices. We rely extensively on our reputation in the industry to create customer awareness of our services.

Suppliers

        We purchase the materials used in providing our services from a variety of non-affiliated suppliers. We believe that we are not substantially dependent on any single source of supplies from any single vendor and that alternative sources are readily available for substantially all of our consumable materials.

Properties

        We lease 5,000 square feet of office space in Columbus, Mississippi on a five-year term expiring on December 31, 2006 for our executive offices. The monthly rental is $5,000. We also lease approximately 4,000 square feet of corporate and sales office space in Houston, Texas. The monthly lease is approximately $5,500 per month and has a term of five years.

        We maintain operating bases at 25 locations throughout our service areas and a manufacturing facilities in Laurel, Mississippi and Decatur, Texas. Of such facilities, three are owned by us and the others are leased with rental periods ranging from a month-to-month basis to five years. The aggregate annual rental for the leased facilities is approximately $786,000. We believe that these facilities are adequate for our current requirements.

Employees

        As of December 31, 2005, we employed approximately 480 persons on a full-time basis. Of our employees, 24 are management personnel, 23 are administrative personnel and approximately 433 are operational personnel. None of our employees is represented by a labor union, and we are not aware of any current activities to unionize our employees. Management considers our relationship with our employees to be good.

Operating Risks and Insurance

        Our operations are subject to hazards inherent in the oil and gas industry, including accidents, blowouts, explosions, craterings, fires, oil spills, poisonous natural gas leaks and hazardous materials spills. These conditions can cause:

  •
  personal injury or loss of life;

  •
  damage to or destruction of property or equipment belonging to us or others, the environment and wildlife; and

  •
  suspension of operations.

        In addition, claims for loss of oil and gas production and damage to formations can occur in the well services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims.

        Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.

        Despite our efforts to maintain high safety standards, we have suffered accidents in the past and may experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs, insurability and our relationship with customers, employees and regulatory agencies. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

        We maintain insurance coverage of types and amounts that we believe to be customary in the industry, but we are not fully insured against all risks, either because insurance is not available or because of the high premium costs. We do maintain employer's liability, pollution, cargo, umbrella, comprehensive commercial general liability, workers' compensation and limited physical damage insurance. There can be no assurance, however, that any insurance obtained by us will be adequate to cover any losses or liabilities, or that this insurance will continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a materially adverse effect on our financial conditions, results of operations and cash flows.

Safety Program

        In the well services industry, an important competitive factor in establishing and maintaining long-term customer relationships is having an experienced and skilled workforce. In recent years, many of our larger customers have placed an emphasis not only on pricing, but also on safety records and quality management systems of contractors. We believe that these factors will gain further importance in the future. We have directed substantial resources toward employee safety and quality management training programs, as well as our employee review process. While our efforts in these areas are not unique, many competitors, particularly small contractors, have not undertaken similar or as extensive training programs for their employees.

Environmental Regulation

        Our business is subject to stringent and comprehensive federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to health and safety or the protection of the environment. Federal and state governmental agencies issue regulations to implement and enforce these laws, which are often difficult and costly to comply with. Failure to comply with these laws and regulations often carries substantial administrative, civil and criminal penalties and may result in the issuance of injunctions limiting or prohibiting our operations. Some laws and regulations relating to protection of the environment may, in some circumstances, impose joint and several, strict liability for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence or fault on the part of that person. Strict adherence with these regulatory requirements increases our cost of doing business and consequently affects our profitability. We believe that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on our operations. However, environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a materially adverse effect upon our capital expenditures, earnings or our competitive position.

        The Comprehensive Environmental Response, Compensation, and Liability Act, referred to as CERCLA or the Superfund law, and comparable state laws impose strict liability, without regard to fault or the legality of the original conduct on certain classes of persons that are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and past owners and operators of the disposal site or sites where the release occurred and companies that transport or disposed or arranged for the transportation or disposal of the hazardous substances that have been released at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment from properties currently or even previously owned or operated by us as well as from offsite properties where our wastes have been disposed, for damages to natural resources and for the costs of some health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

        Our operations generate wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act, referred to as RCRA. Some wastes generated by the exploration and production of oil and gas are exempt from treatment as hazardous wastes including, for example, drilling fluids, produced water, and well completion, treatment, and stimulation fluids. However, these wastes may be regulated by the U.S. Environmental Protection Agency, referred to as the EPA, or state environmental agencies as non-hazardous waste. Moreover, in the ordinary course of our operations, industrial wastes such as paint wastes, waste solvents, and laboratory wastes as well as certain wastes generated in the course of providing well services may be regulated as hazardous waste under RCRA or hazardous substances under CERCLA. We currently own or lease, and have in the past owned or leased, a number of properties that for many years have been used for services in support of oil and gas exploration and production activities. We have utilized operating and disposal practices that were standard in the industry at the time, but hydrocarbons, hazardous substances, or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. In addition, we may own or lease properties that in the past were operated by third parties whose operations were not under our control. Those properties and the hydrocarbons, hazardous substances, or wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes (including substances disposed of or released by prior owners or operators), remediate contaminated property (including groundwater contamination, whether from prior owners or operators or other historic activities or spills), or perform remedial plugging or pit closure operations to prevent future contamination. We believe that we are in substantial compliance with the requirements of CERCLA and RCRA.

        Our operations are subject to the federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws, which impose restrictions and strict controls regarding the discharge of pollutants into state waters or waters of the U.S. except in accordance with issued permits. Under the Clean Water Act, the EPA has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits or seek coverage under a general permit. Some of our properties may require permits for discharges of storm water runoff and, as part of our overall evaluation of our current operations, we are, as may be necessary, applying for stormwater discharge permit coverage and updating stormwater discharge management practices at some of our facilities. We believe that we will be able to obtain, or be included under, these permits, where necessary, and make minor modifications to existing facilities and operations that would not have a material effect on us.

        The Clean Water Act and the federal Oil Pollution Act of 1990, which contains numerous requirements relating to the prevention of and response to oil spills into waters of the U.S., require some owners or operators of facilities that store or otherwise handle oil to prepare and implement spill prevention, control, countermeasure and response plans relating to the possible discharge of oil into surface waters. We believe we are in substantial compliance with these regulations.

        In the course of operations, some of our equipment may be exposed to naturally occurring radiation associated with oil and gas deposits, and this exposure may result in generation of wastes containing naturally occurring radioactive material or "NORM." NORM wastes exhibiting trace levels of naturally occurring radiation in excess of established state standards are subject to special handling and disposal requirements, and any storage vessels, piping, and work area affected by NORM may be subject to remediation or restoration requirements.

        Our downhole wireline operations use densitometers containing sealed, low-grade radioactive sources such as Cesium-137 that aid in determining the density of downhole cement slurries, waters, and sands as well as help evaluate the porosity of specified subsurface formations. Our activities involving the use of densitometers are regulated by the U.S. Nuclear Regulatory Commission and specified agencies of applicable agreement states that work cooperatively in implementing the federal regulations. In addition, our downhole wireline services involve the use of explosive charges that are regulated by the U.S. Department of Justice, Bureau of Alcohol, Tobacco, Firearms, and Explosives. Standards implemented by these regulatory agencies require us to obtain licenses or other approvals for the use of such densitometers as well as explosive charges. We have obtained these licenses and approvals when necessary and believe that we are in substantial compliance with these federal requirements.

        We maintain insurance against some risks associated with underground contamination that may occur as a result of well services activities. However, this insurance is limited to activities at the wellsite and may not continue to be available or may not be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a materially adverse effect on our financial condition and operations.

        We are also subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

        In addition, our activities are subject to various licensing requirements and minimum safety procedures and specifications, anti-pollution controls on equipment, waste discharge and other environmental and conservation requirements imposed by federal and state regulatory authorities. Numerous governmental agencies issue regulations to implement and enforce laws which are often difficult and costly to comply with, and the violation of which may result in the revocation of permits, issuance of corrective action orders, assessment of administrative and civil penalties and even criminal proceedings.

Legal Proceedings

        One of our shareholders has presented us with a demand for corrective action to remedy alleged breaches of fiduciary duty by William L. Jenkins, Charles E. Underbrink and James H. Harrison. The shareholder alleges that these directors breached their fiduciary duties in connection with various transactions, including the exchange of our warrants for shares of our common stock in October and November 2005, the extension of the expiration date of our warrants in December 2004, our failure to refinance certain of our derivative securities by the end of 2004, the amendment of our certificate of incorporation in December 2005 and the triggering of the change of control payment due to Mr. Jenkins in December 2005. The shareholder further alleges that these directors were interested in such transactions, that such transactions were not fair to Warrior Energy and that the St. James Partnerships, Simmons & Company International, Ron E. Whitter and Danny R. Thornton, an officer of the Company, participated in such breaches and/or aided and abetted them. The shareholder has indicated that if we fail to take appropriate action to remedy the breaches following the presentation of their demand, it intends to bring a derivative suit on behalf of Warrior Energy. Our board of directors intends to investigate this matter. However, based on information received to date, we believe these allegations are without merit and, if a suit is filed, we expect that it will be vigorously defended. We do not expect the liability, if any, resulting from this matter to have a material adverse effect on our current financial position, results of operations or cash flows.

        We are a defendant in a number of other legal proceedings which we consider to be ordinary routine litigation that is incidental to our business. We do not expect to incur any material liability as a consequence of such litigation.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

        The current and proposed members of our board of directors and our current executive officers and each of their respective ages and positions are as follows:

Name	Age	Position
William L. Jenkins	52	Chairman, President and Chief Executive Officer
Robert J. McNally	35	Director, Executive Vice President of Operations and Finance
Ron E. Whitter	44	Chief Financial Officer
Charles E. Underbrink(1)	51	Director
James H. Harrison(1)	37	Director
Gerald M. Hage(2)	58	Director
Robert L. Hollier(2)	63	Director
John T. McNabb, II(2)	61	Director

(1)
Expected to resign from our board prior to the closing of this offering.

(2)
Expected to be appointed to our board prior to the closing of this offering. We expect these directors to be deemed "independent directors" by our board of directors as defined under the rules of the Nasdaq Stock Market.

        Set forth below is the description of the backgrounds of our directors and executive officers.

        William L. Jenkins has been our Chairman, President and Chief Executive Officer since March 1989. From 1973 until 1980, Mr. Jenkins held a variety of field engineering and training positions with Welex—A Halliburton Company, in the South and Southwest. From 1980 until March 1989, Mr. Jenkins worked with Triad Oil & Gas, Inc., as a consultant, providing services to a number of oil and gas companies. During that time, Mr. Jenkins was involved in the organization of a number of drilling and oil field service companies, including a predecessor of ours, of which he served as Secretary/Treasurer until 1988. Mr. Jenkins has over 30 years of experience in the oil field service business.

        Robert J. McNally is our Executive Vice President of Operations and Finance and has been employed by us and has served as a Director since January 2006. From 1994 through 2000, Mr. McNally held a variety of field engineering, sales and marketing positions with Schlumberger Ltd. From July of 2000 through the end of 2005, Mr. McNally was an Associate and then Vice President of Simmons & Company International, a leading energy investment bank, in its corporate finance department, primarily providing investment banking and corporate finance advisory services to oilfield service companies. As an employee of Simmons & Company International, Mr. McNally served as our primary financial advisor from 2001 through 2005.

        Ron E. Whitter has been our Chief Financial Officer since August 1999. Prior to joining us, Mr. Whitter was employed by Oil States as Divisional Controller. From 1987 until 1993, Mr. Whitter was employed by Norfolk Energy as Financial Accounting Manager and was employed by Transco Energy from 1985 to 1987. Mr. Whitter is a C.P.A.

        Charles E. Underbrink was elected a Director in April 1998. For more than the past five years, he has been employed as the Chairman of St. James Capital Corp. and SJMB, L.L.C., Houston based merchant banking firms. From the inception of St. James Capital Corp. and SJMB, L.L.C. until March 1, 2001 he also served as the Chief Executive Officer of each.

        James H. Harrison was elected a Director in March 2003. He is the Chief Financial Officer of St. James Capital Corp. and SJMB, L.L.C., Houston-based merchant banking firms. Prior to joining St. James Capital Corp. and SJMB, L.L.C. in January of 1998, he served as a manager in the Assurance division of at Ernst & Young LLP, a national public accounting firm.

        Gerald M. Hage is expected to be appointed as a Director prior to the closing of this offering. Mr. Hage has been an independent oil service consultant since 1998. From 1994 to 1998, he served as Chief Executive Officer and Chairman of Phoenix Energy Services, a provider of maintenance, inspection and emergency services to the natural gas industry. From 1988 to 1994, he was President and Chief Executive Officer of Total Energy Services, a drilling and production services company. From 1980 to 1988, Mr. Hage served as President of certain affiliates of Baker Hughes, Inc. From 1971 to 1980, he was Vice President, Manufacturing of International Harvester.

        Robert L. Hollier is expected to be appointed as a Director prior to the closing of this offering. From February 2004 until November 2005, Mr. Hollier was a Partner and Director of Lone Star Fasteners, L.P., a manufacturer of bolting products for the energy industry. From August 2002 through December 2005, Mr. Hollier was a Partner and Executive Director of Monosep, Inc., a provider of water process and separation technology equipment and services. In August 1979, Mr. Hollier founded OSCA, Inc., a Gulf of Mexico region provider of pressure pumping services, completion tools and completion fluids, and served as its President and Chief Executive Officer until June 2002. From 1970 to 1979, he served as Vice President and Chief Operating Officer of Gulf Coast Drilling Fluids, Inc. From 1963 to 1970, he was employed by Amoco Production Company.

        John T. McNabb, II is expected to be appointed as a Director prior to the closing of this offering. Since March 1992, Mr. McNabb has served as Chairman of Growth Capital Partners, L.P., a merchant banking firm that provides financial advisory services to middle market companies throughout the United States. And since 2001, he has served as a Principal of Southwest Mezzanine Investments, the investment affiliate of Growth Capital Partners, L.P. Prior thereto, Mr. McNabb was a Managing Director of Bankers Trust New York Corporation and a board member of BT Southwest, Inc., the southwest U.S. merchant banking affiliate of Bankers Trust. Mr. McNabb has also been employed by the merchant banking and corporate finance affiliates of The Prudential Insurance Company of America and by the Exploration and Production Division of Mobil Oil Corporation.

Composition of the Board After This Offering

        Currently, the St. James Partnerships have the authority to designate one person to serve on our board. However, we and the St. James Partnerships have agreed to terminate this agreement and, prior to the closing of this offering, we expect to elect Messrs. Hage, Hollier and McNabb to our board to serve as independent directors. Messrs. Underbrink and Harrison will resign as directors effective upon the completion of this offering.

Committees

        Audit Committee.    Our board of directors has appointed an audit committee consisting of Messrs. Jenkins, Underbrink and Harrison. Our audit committee, among other things, meets with our registered public accounting firm to review its accounting policies, internal controls and other accounting and auditing matters; approves the engagement of our registered public accounting firm; and reviews the engagement and fees relating to the annual audit, special audit work and non-audit services which may be recommended or required by the independent accountants.

        Prior to the closing of this offering, we expect that the current members of our audit committee will resign from our audit committee and that the board of directors will appoint Messrs. Hage, Hollier and McNabb to our audit committee. Each of such persons is expected to be determined to be an "independent director" under the rules of the Nasdaq Stock Market. We also intend to adopt a new audit committee charter, under which our audit committee's responsibilities will include, among other responsibilities, (i) the appointment, compensation and oversight of the work performed by our registered public accounting firm, (ii) the adoption and assurance of compliance with a pre-approval policy with respect to services provided by the registered public accounting firm, at least annually, (iii) the review of a report by our independent auditor as to relationships between the registered public accounting firm and our company so as to assure the independence of the registered public accounting firm, (iv) the review of the annual audited and quarterly financial statements with our management and the registered public accounting firm, (v) discuss with the registered public accounting firm their required disclosure relating to the conduct of the audit, and (vi) implementation of and compliance with the Sarbanes-Oxley Act of 2002.

        Nominating Committee.    Prior to the closing of this offering, we will establish a nominating committee consisting entirely of independent directors. We expect the board to appoint Messrs. Hage, Hollier and McNabb to serve on this committee. The principal duty of the nominating committee is to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings. It is intended that our board of directors will adopt prior to the closing of our proposed public offering a written charter for the nominating committee.

        Compensation Committee.    Prior to the closing of this offering, we will establish a compensation committee comprised entirely of independent directors. We expect the board to appoint Messrs. Hage, Hollier and McNabb to serve on this committee. The compensation committee will administer our stock plans and incentive compensation plans, including our 2000 Stock Incentive Plan, and in this capacity will make all option grants or awards to our directors and employees under such plans. In addition, the compensation committee will be responsible for making recommendations to the board of directors with respect to the compensation of our chief executive officer and our other executive officers and for establishing compensation and employee benefit policies. It is intended that our board of directors will adopt prior to the closing of our proposed public offering a written charter for the compensation committee.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Compensation of Executive Officers

        The following table sets forth the compensation paid or awarded to our President and Chief Executive Officer and each other executive officer who received compensation exceeding $100,000 during 2005 for all services rendered us in each of the years 2003, 2004 and 2005.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation	Securities Underlying Options	Long-Term Incentive Payouts	All Other Compensation
William L. Jenkins President	2005 2004 2003	$350,000 350,000 361,667		$171,699 147,544 73,555	— — —	— — —	— — —	$1,536,604 66,384 86,607	(1)(2) (1)(3) (1)(3)
Ron E. Whitter Chief Financial Officer	2005 2004 2003	$135,000 128,333 102,042	$	— — 16,667	— — —	— — —	— — —	$134,000 9,000 9,000	(4)(5) (4) (4)

(1)
Includes the premiums paid by us on a $1,000,000 insurance policy on the life of Mr. Jenkins which names his wife as beneficiary and owner of the policy.

(2)
Includes "change of control" (as defined in the agreement) payment of $1.5 million under the terms of Mr. Jenkins' employment agreement, which was accrued during 2005 and is expected to be paid immediately prior to or concurrently with the closing of this offering.

(3)
Includes loans forgiven under Mr. Jenkins' January 1, 2002 employment agreement.

(4)
Includes automobile allowance paid to Mr. Whitter.

(5)
Includes "change of control" (as defined in the agreement) payment of $125,000 under the terms of Mr. Whitter's employment agreement.

Stock Option Exercises and Holdings at December 31, 2005

        The following table provides information with respect to the above named executive officers regarding options to purchase shares of our common stock held at December 31, 2005. Such officers did not exercise any options during 2005.

			Number of Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options At December 31, 2005(1)
	Shares Acquired on Exercise
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
William L. Jenkins	-0-	-0-	300,000	-0-	$1,344,000	-0-
Ron E. Whitter	-0-	-0-	40,000	-0-	179,200	-0-

(1)
Based on the closing sales price on December 31, 2005 of $11.98.

        No options were granted to the above named executive officers during 2005.

Other Plans

        We have not adopted any other long-term incentive plans or defined benefit or actuarial pension plans.

Compensation of Directors

        Our non-employee Directors are authorized to receive compensation in the amount of $5,000 each quarter. In addition, our Directors are reimbursed for their out-of-pocket expenses in attending meetings of the Board of Directors and committees of the Board.

        Under our 2000 Stock Incentive Plan, on the date of each annual meeting of stockholders held after January 1, 2000, each non-employee Director automatically receives an option grant for 5,000 shares on the date such person joins the Board of Directors and each individual who is to continue to serve as a non-employee Director is automatically granted a Non-Statutory Option to purchase 500 shares of our common stock, provided such individual has served as a non-employee Board member for at least six (6) months. No options were granted during 2005 under the automatic grant provisions of the Plan because no annual meeting of stockholders was held. Upon his election to the Board in February 2003, Mr. Harrison declined the automatic option grant of 5,000 shares.

Employment Agreements

        We have entered into an employment agreement with Mr. William L. Jenkins, our President and Chief Executive Officer, the term of which was extended in March 2005 and December 2005 and currently expires on April 1, 2009. Under the agreement, Mr. Jenkins serves as our President, Chief Executive Officer and a Director. Under the agreement, Mr. Jenkins receives a base salary of not less than $350,000 per year and was granted warrants to purchase 250,000 shares of our common stock at an exercise price of $7.50 per share. If we achieve, during any calendar quarter during the period of Mr. Jenkins' employment, a ratio of EBITDA to sales of 20% or more, Mr. Jenkins will be paid a bonus for the quarter equal to 1% of our EBITDA during the quarter. In the event of a Change of Control, as defined, we agree that the employment agreement will terminate and Mr. Jenkins will be paid a sum equal to three times the compensation paid to Mr. Jenkins during the 12 months preceding the Change of Control. A Change of Control is defined in the agreement as any of the following occurring after January 1, 2005: any person or group of persons acquiring 20% or more of our outstanding shares of voting capital stock, the sale of more than 25% of our assets in a single or series of related transactions, a merger of our company with any other person or firm, during any period of 12 consecutive calendar months, the individuals who were Directors at the beginning of such period (including Directors whose election or nomination for election was approved by at least two-thirds of the Directors then in office who were Directors at the beginning of the period or whose election was so approved) cease for any reason other than death or disability to constitute a majority of the Directors then in office, St. James Capital Corp. ceases to be the general partner, managing partner or otherwise ceases to control St. James Capital Partners, L.P. or SJMB, L.L.C. ceases to be the general partner, managing partner or otherwise ceases to control SJMB, L.P. On December 12, 2005, St. James Capital Corp. resigned as general partner of St. James Capital Partners, L.P. As a result, Mr. Jenkins was entitled to terminate his employment agreement and receive a payment of $1,535,388 under the change of control provisions of the employment agreement. However, Mr. Jenkins elected to defer such payment and continue the term of his employment agreement. On December 16, 2005, Mr. Jenkins and we entered into an amendment to his employment agreement whereby Mr. Jenkins agreed not to terminate his employment as a result of the change of the general partner of St. James Capital Partners, L.P. in consideration of the extension of the term of his employment to April 1, 2009. In addition, we agreed to pay Mr. Jenkins the $1,535,388 within three days of demand by Mr. Jenkins provided he agreed not to make such a demand prior to January 1, 2006. It is expected that the $1,535,388 will be paid to Mr. Jenkins immediately prior to the closing of this offering.

        In the event of Mr. Jenkins' death, subject to any restrictions contained in our credit agreement with GECC, we agreed to repurchase the shares held by Mr. Jenkins at the fair market value of the shares and the options held by Mr. Jenkins for the difference between the fair market value and the option exercise price. Under the agreement, the fair market value is the average of the mid-point between the bid and asked prices for our common stock for the 20 trading days preceding death. In the event of a sale of our company or a significant division thereof, we agreed to pay to Mr. Jenkins a bonus equal to 1% of the gross sale proceeds or gross value of any stock received, subject to a maximum payment of $500,000. The employment agreement further provides that, while in our employ and thereafter, Mr. Jenkins will not divulge or use any of our confidential information and, during the term of his employment, will not engage in activities in competition with us.

        We agreed to keep in full force and effect, and Mr. Jenkins is entitled to participate in, all employee benefit plans in effect on the date of the agreement or other arrangements with at least equivalent benefits. Mr. Jenkins is also entitled to the same benefits package as our other employees.

        On January 18, 2006, we entered into an employment agreement with Mr. Robert McNally, effective January 1, 2006, to serve as our Executive Vice President and a Director for an initial term expiring December 31, 2008, subject to automatic extensions thereafter for additional terms of one year unless either party shall have given notice not less than 30 days prior to such expiration that the term will not be extended. Under the agreement, Mr. McNally receives a base salary of not less than $300,000 per year and was granted an option to purchase 150,000 shares of our common stock exercisable in three equal annual installments beginning on January 18, 2007 at an exercise price of $7.50 per share. If we achieve, during any calendar quarter during the period of Mr. McNally's employment, commencing with the quarter ending March 31, 2006, a ratio of EBITDA to sales of 20% or more, Mr. McNally will be paid a bonus for the quarter equal to 0.5% of our EBITDA during the quarter with an initial annual limitation on such payment of $200,000, subject to increase of the annual limitation at the discretion of our chief executive officer and Board of Directors. Mr. McNally received an execution bonus of $50,000 upon execution of the agreement.

        In the event of a Change of Control, as defined in the employment agreement with Mr. McNally, or in the event either Mr. McNally or Mr. Jenkins should not be re-elected to our Board of Directors at any shareholders meeting or be required to resign pursuant to our By-laws, Mr. McNally will have the option to terminate the agreement and Mr. McNally will be paid a sum equal to three times the compensation paid to Mr. McNally during the 12 months preceding the Change of Control. However, if a Change of Control occurs on or before December 31, 2006, Mr. McNally is to be paid $1.5 million, which amount is equal to three times the sum of Mr. McNally's maximum salary and bonus for the year 2006. A Change of Control is defined in the agreement as any of the following occurring after January 1, 2006: any person or group of persons acquiring 20% or more of our outstanding shares of voting capital stock, the sale of more than 25% of our assets in a single transactions or series of related transactions, a merger of our company with any other person or firm, or during any period of 12 consecutive calendar months, the individuals who were Directors at the beginning of such period (including Directors whose election or nomination for election was approved by at least two-thirds of the Directors then in office who were Directors at the beginning of the period or whose election was so approved) cease for any reason other than death or disability to constitute a majority of the Directors then in office. A Change of Control shall not be deemed to occur as a result of this offering.

        The employment agreement with Mr. McNally further provides that, while in our employ and thereafter, Mr. McNally will not divulge or use any of our confidential information and, during the term of his employment, will not engage in activities in competition with us. We agreed to keep in full force and effect, and Mr. McNally is entitled to participate in, all employee benefit plans in effect on the date of the agreement or other arrangements with at least equivalent benefits. Mr. McNally is also entitled to the same benefits package as our other employees.

        We have entered into an employment agreement, effective September 1, 2004, with Mr. Ron E. Whitter, our Chief Financial Officer, and an amendment thereto on March 27, 2006. Mr. Whitter's compensation under the agreement as amended is $235,000 per year commencing January 1, 2006. The agreement included a one-time signing bonus of $25,000. Mr. Whitter's compensation is to be reviewed on each anniversary date of the agreement for possible adjustments in line with the policies and practices of our managers and officers. In addition to his salary, Mr. Whitter receives a $750 monthly car allowance, the same benefits package as our other employees, including company-paid family health coverage so long as our senior executives receive the same benefit. The agreement restricts Mr. Whitter from being employed or associated with any person engaged in the operation of a wireline or directional drilling business in the general business area of our company for the duration of his employment. The employment agreement as amended expires on December 31, 2008. The amendment to the employment agreement provides that, subject to the closing of this offering, we will pay to Mr. Whitter a success bonus of $150,000. Upon payment of the success bonus prior to September 30, 2006, a provision in the agreement whereby, in the event of a change of control of the Company, we will pay Mr. Whitter $125,000 is deleted from the agreement. Under the amendment, in the event the success bonus payment is not made on or prior to September 30, 2006, the agreement to make the success bonus payment is eliminated from the agreement and the change of control provisions of the agreement are modified to provide for a payment of $150,000 to Mr. Whitter upon a Change of Control. Under the terms of the Agreement as amended, no more than one Change of Control payment is to be made to Mr. Whitter after September 30, 2006. A Change of Control is defined under the agreement the same as under Mr. Jenkins' agreement, except a Change of Control is also triggered if Mr. Jenkins ceases to be a Director or our Chief Executive Officer or President. On December 12, 2005, St. James Capital Corp. resigned as general partner of St. James Capital Partners, L.P. As a result, under the terms of the agreement prior to its amendment, Mr. Whitter received a payment of $125,000 as a consequence of the change of control provisions of the employment agreement.

        In the event of a sale of our company or a sale of substantially all of our assets, we shall either (i) cause the purchaser to assume its rights and obligations under the agreement, or (ii) terminate the agreement and pay to Mr. Whitter an early termination fee equal to fifty (50%) percent of the compensation due to Mr. Whitter during the remainder of the term of the agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The descriptions set forth below are qualified in their entirety by reference to the applicable agreements.

Offering by Selling Stockholders

        Pursuant to a registration rights agreement among us and holders of our outstanding convertible notes and common stock purchase warrants entered into prior to this offering, the selling stockholders are selling 592,466 shares of common stock in this offering. We are paying the expenses of this offering by the selling stockholders, other than the underwriting discounts, commissions and transfer taxes with respect to shares of stock sold by the selling stockholders and the fees and expenses of any attorneys, accountants and other advisors separately retained by them.

Transactions with Officers, Directors and Significant Stockholders

        Commencing in June 1997 through February, 1999, we entered into a series of transactions whereby we sold to the St. James Partnerships, $19.4 million principal amount of Convertible Notes and Warrants to purchase an aggregate of 3,032,028 shares of our common stock for an aggregate consideration of $19.4 million. The foregoing excludes an additional $3.0 million borrowed in June 1997 that was repaid in October 1997. Of these Convertible Notes and Warrants, $1.0 million of Convertible Notes and Warrants to purchase 180,000 shares of common stock were subsequently transferred by one of the St. James Partnerships in October 1998 to a person not affiliated with our company.

        In December 1999 and February 2000, we sold to SJMB L.P., one of the St. James Partnerships, certain other non-affiliated investors, and Mr. Underbrink, who participated with the St. James Partnerships in the transaction, an additional $7.0 million principal amount of our Convertible Notes and 2,870,000 Warrants. The St. James Partnerships originally acquired in the transaction $750,000 principal amount of the $7.0 million of the Convertible Notes and 307,500 Warrants. Mr. Underbrink acquired in the transaction $750,000 principal amount of Convertible Notes and 307,500 Warrants.

        On various dates subsequent to February 2000, the St. James Partnerships purchased from third parties an additional $1,200,000 principal amount of Convertible Notes and 369,000 Warrants.

        Subsequent to its purchase of the Convertible Notes, on December 14, 2000, SJMB, L.P., one of the St. James Partnerships, converted $1,750,000 principal amount of a Convertible Note and $2,013,111 of accrued interest on a Convertible Note into 501,748 shares of our common stock at a conversion price of $7.50 per share.

        During the years ended December 31, 2004 and 2003, $3.9 million and $3.7 million, respectively, of interest accrued on Convertible Notes owing by us to the St. James Partnerships. An additional $3.5 million of interest accrued during the year ended December 31, 2005. At December 31, 2005, the St. James Partnerships held an aggregate of $35,019,173 principal amount of and accrued interest on our Convertible Notes and 4,075,528 of our Warrants.

        The Underbrink Family Entities held as of December 31, 2005, $1,677,375 principal amount of Convertible Notes. At December 31, 2005, the Underbrink Family Entities held an aggregate of $1,718,904 in total principal of and accrued interest on Convertible Notes which are convertible into an aggregate of 229,187 shares. On November 21, 2005, the Underbrink Family Entities converted $1,428,000 of accrued interest on Convertible Notes into 190,400 shares of our common stock at a conversion price of $7.50 per share. During the years ended December 31, 2005, 2004 and 2003, approximately $251,606 of interest accrued each year on the Convertible Notes owing by us to the Underbrink Family Entities.

        In connection with and as a condition to entering into our Restated Credit Agreement with GECC in November 2004, the holders of $23.1 million principal amount of Convertible Notes, including all of the principal amount of Convertible Notes owing to the St. James Partnerships and to the Underbrink Family Entities, agreed with us to extend the maturity date of the Convertible Notes from December 31, 2004 to February 13 and February 14, 2008. In addition, in connection with entering into our Restated Credit Agreement with GECC, we repaid approximately $942,000 principal amount of the Convertible Notes. None of these payments were to the St. James Partnerships or to the Underbrink Family Entities. As a condition to extending the maturity date of the notes, we extended to December 31, 2009 the expiration date of 6,605,119 Warrants, including the 4,075,528 Warrants held by the St. James Partnerships and 1,057,091 Warrants held by the Underbrink Family Entities.

        In September 2001, August 2004 and November 2004 an aggregate of $1,647,625 of the aggregate principal balance of Convertible Notes was repaid, leaving a remaining aggregate principal balance of $5,352,375 on the $7.0 million of Convertible Notes issued between December 1999 and February 2000 which principal amount is convertible into an aggregate of 713,650 shares of common stock. None of these payments were to the St. James Partnerships or to the Underbrink Family Entities.

        On October 6, 2005, in connection with the Recapitalization, we entered into Recapitalization Agreements (the "Recapitalization Agreements") with each of the St. James Partnerships, who held, as of December 31, 2005, an aggregate of $35,019,173 principal amount of and accrued interest on our Convertible Notes, 4,075,528 Warrants and 501,748 shares of common stock, and with the Underbrink Family Entities, who held, as of December 31, 2005, an aggregate of $1,718,904 principal amount of and accrued interest on our Convertible Notes, and 602,347 shares of common stock.

        The Recapitalization Agreements with the St. James Partnerships and the Underbrink Family Entities provide that such entities will convert, at the conversion price of $7.50 per share, the principal of and all accrued interest on their Convertible Notes into shares of our common stock (the "Conversion Shares") and sell to us those Conversion Shares at the closing of this offering. The price at which the shares are to be purchased by us is the price per share equal to the net price per share we receive in this offering, after deducting underwriting discounts and the underwriters' expenses and fees, provided the agreement of the St. James Partnerships and the Underbrink Family Entities to sell the shares is subject to the net price per share to be received by them for each Conversion Share being not less than $7.50 per share (subject to adjustment for stock splits, divisions, reverse stock splits or share combinations). In addition, the shares that the St. James Partnerships agreed to sell to us include 501,748 shares of common stock held by SJMB, L.P.

        In the Recapitalization Agreement between us and the Underbrink Family Entities, the Underbrink Family Entities exchanged, effective October 6, 2005, their 1,193,841 Warrants for 397,948 shares of common stock (the "Exchange Shares"). The Underbrink Family Entities further agreed to sell to us at the closing of this offering their Exchange Shares at the price per share paid for one Conversion Share.

        The St. James Partnerships, as the holders of Warrants to purchase an aggregate of 4,075,528 shares of common stock, agreed to sell all their Warrants to us at the closing of this offering at a price for each three Warrants sold equal to the price per share paid for one Conversion Share.

        The St. James Partnerships are expected to receive approximately $163.5 million out of the net proceeds of this offering in connection with the repurchase by us of equity securities held by them with the proceeds of this offering, including all the Warrants they hold. If the underwriters' option to purchase additional shares is not exercised, the Underbrink Family Entities will not receive any of the net proceeds of this offering. If the option to purchase additional shares is exercised, the Underbrink Family Entities will receive up to approximately $18.5 million out of the net proceeds of this offering in connection with the repurchase by us of equity securities held by them with the proceeds of this offering.

        Under the terms of a Registration Rights Agreement dated December 17, 1999, the holders of $5,089,125 principal amount of and accrued interest (as of December 31, 2005) on our outstanding Convertible Notes have the right, subject to certain limitations, to include in this registration statement for the public offering the shares issuable on conversion of the principal and interest on their Convertible Notes, as well as the 503,167 shares of common stock issued in exchange for the common stock purchase warrants which they exchanged in November 2005 for shares of our common stock described below. The managing underwriter of this offering has the right, if it concludes that the amount of shares included in the offering for the account of selling stockholders must be reduced, to reduce the number of shares to be included in the registration statement for the account of the selling stockholders.

        If the managing underwriter concludes that the amount of shares included in the registration statement for the account of selling stockholders must be reduced, our Recapitalization Agreements with the Underbrink Family Entities and the St. James Partnerships provide that the first shares to be cut back out of the number of shares to be sold and required to be purchased by us out of the net proceeds of this offering, are the shares held by the Underbrink Family Entities (including Conversion Shares, Exchange Shares and any other shares held). If the managing underwriter is of the view that a larger cutback is to be made in the number of shares included in the underwritten offering for the account of selling stockholders, the second classification of shares to be cut back out of shares required to be purchased by us out of the net proceeds of this offering will be the 501,748 shares held by SJMB, L.P. Thereafter, if the managing underwriter is of the view that a larger cutback is to be made in the number of shares included for the account of selling stockholders, the Conversion Shares, Exchange Shares and Warrants held by the St. James Partnerships to be purchased by us at the closing of this offering will be cut back pro rata based on the number of Conversion Shares, Exchange Shares and Warrants proposed to be sold collectively by the St. James Partnerships. For these purposes and the pro rata calculations required, each three Warrants would be treated as the equivalent of one Exchange Share and the first of the securities to be cut back from purchase by the Company from the St. James Partnerships would be the Conversion Shares and the last to be cut back would be the Warrants.

        On October 7, 2005, we commenced a tender offer directed to the holders of 1,806,750 of our outstanding Warrants seeking to exchange one share of our common stock for three Warrants. The tender offer remained open for acceptance through November 14, 2005. During that period, the holders tendered 1,509,500 Warrants in exchange for 503,167 shares of our common stock. Mr. Jenkins, our President and a Director of our company, participated in the exchange and tendered 150,000 Warrants in exchange for 50,000 shares of our common stock. After expiration of the tender offer, there remained outstanding 297,250 Warrants, not including the 4,075,528 Warrants that the St. James Partnerships have agreed to sell to us in connection with the offering as previously described.

        We agreed in September 2001 to pay to SJMB, L.P. a fee of approximately $274,000 in consideration of SJMB, L.P. providing cash collateral of $8.2 million deposited to secure the performance of a continuing guaranty extended by SJMB, L.P. of our borrowing from our senior secured lender in 2000. The $274,000 sum due SJMB, L.P. has not been paid and is expected to be paid at the time of the offering.

        On November 21, 2005, Mr. Underbrink converted $1,428,000 of accrued interest on our promissory notes into 190,400 shares of our common stock at a conversion price of $7.50 per share.

        Under the terms of the Recapitalization Agreements, the Underbrink Family Entities and the St. James Partnerships are to receive payments out of the net proceeds realized by us in this offering for shares of common stock the Underbrink Family Entities and the St. James Partnerships hold and will receive upon conversion of the Convertible Notes they hold at the closing of this offering. The St. James Partnerships are also to receive payment for the warrants they hold that are to be sold to us. The amounts that the Underbrink Family Entities and the St. James Partnerships are paid for their securities will depend upon the price at which our shares are sold in this offering and the net proceeds received by us. Our purchase of their shares and warrants is subject to cutback under the terms of the Recapitalization Agreements as described above. At present, we estimate that, as a consequence of the terms of this offering expected at this time and those cutback provisions, if the underwriters' option to purchase additional shares is not exercised, we will not repurchase any shares from the Underbrink Family Entities at the closing of this offering. If the underwriters' option to purchase additional shares is exercised, the Underbrink Family Entities will receive up to approximately $18.5 million out of the net proceeds of this offering in connection with the purchase by us of equity securities held by them with the proceeds of this offering.

        On December 12, 2005, Overcup Capital, LLC replaced St. James Capital Corp. as general partner of St. James Capital Partners, L.P. St. James Capital Partners, L.P. will receive a total of $34.0 million from this offering as a result of our repurchase of equity securities held by them with the proceeds of this offering.

        In the event an underwritten public offering is not completed by June 30, 2006, the St. James Partnerships agreed to exchange their Warrants for shares of common stock at an exchange rate of three Warrants for one share of common stock.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information as of March 31, 2006 regarding the beneficial ownership of our common stock prior to this offering and after application of the proceeds from this offering (a) by each person who is known by us to own beneficially more than five percent (5%) of our common stock, (b) by each of our Directors, proposed Directors and named executive officers, and (c) by all Directors and executive officers as a group. As of March 31, 2006, we had 2,379,002 shares of common stock outstanding.

	Prior to this offering		After Application of Proceeds from this offering
Name and Address(1)(2)	Number of Shares Owned	Percentage of Outstanding Shares(3)	Number of Shares Owned	Percentage of Outstanding Shares
William L. Jenkins(4)	370,825	13.8%	370,825	3.4%
Robert J. McNally	—	—	—	—
Ron E. Whitter(5)	40,000	1.7%	40,000	0.4%
Charles E. Underbrink(6) c/o St. James Capital Corp. 4299 San Felipe, Suite 120 Houston, Texas 77027	8,106,670	86.4%	1,214,176	11.3%
James H. Harrison(7) c/o St. James Capital Corp. 4299 San Felipe, Suite 120 Houston, Texas 77027	7,266,750	79.5%	374,255	3.6%
Gerald M. Hage	21,600	0.9%	21,600	0.2%
Robert L. Hollier	—	—	—	—
John T. McNabb, II	—	—	—	—
SJMB, L.P.(8) c/o St. James Capital Corp. 4299 San Felipe, Suite 120 Houston, Texas 77027	7,266,750	79.5%	374,255	3.6%
Samuel J. Brown, IV(9) St. James Capital Partners, L.P. c/o Overcup Capital, LLC, general partner 12202 Overcup Houston, Texas 77024	2,072,749	46.5%	—	—
Bendover Company(10) Alan W. Mann M. Dale Jowers 1053 The Cliffs Blvd. Montgomery, Texas 77356	331,424	13.9%	331,424	3.1%
All Directors and Officers as a Group (5 persons)	8,517,496	87.6%	1,625,002	14.6%

(1)
This tabular information is intended to conform with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, relating to the determination of beneficial ownership of securities. The tabular information gives effect to the exercise of warrants or options exercisable within 60 days of the date of this table owned in each case by the person or group whose percentage ownership is set forth opposite the respective percentage and is based on the assumption that no other person or group exercise their option.

(2)
Unless otherwise indicated, the address for each of the above is c/o Warrior Energy Services Corporation, 100 Rosecrest Lane, Columbus, Mississippi 39701.

(3)
The percentage of outstanding shares calculation is based upon 2,379,002 shares outstanding as of March 31, 2006, except as otherwise noted.

(4)
Includes 300,000 shares issuable on exercise of options.

(5)
Includes 40,000 shares issuable on exercise of options.

(6)
Mr. Underbrink is Chairman of SJMB, L.L.C., which is the general partner of SJMB, L.P. ("SJMB"). Includes an aggregate of 501,748 shares held directly by SJMB and 191,833 shares held directly or indirectly by Mr. Underbrink. Also includes 3,421,502 shares issuable on conversion of notes and accrued interest through March 31, 2006 and 3,343,500 shares issuable on exercise of warrants deemed held beneficially by Mr. Underbrink because of his relationships with SJMB. Also includes 105,694 shares issuable on conversion of notes and accrued interest through March 31, 2006 held directly or indirectly by Mr. Underbrink. Also includes 410,514 shares and 131,880 shares issuable on conversion of notes and accrued interest through March 31, 2006 held by the Underbrink Family Entities (excluding Mr. Underbrink).

(7)
Mr. Harrison is Chief Financial Officer of SJMB, L.L.C., which is the general partner of SJMB. Includes shares issuable to SJMB on exercise of warrants and conversion of notes and accrued interest through March 31, 2006 that may be deemed held beneficially by Mr. Harrison because of his relationships with SJMB. Mr. Harrison disclaims beneficial ownership of such securities. Other than the holdings of SJMB in which Mr. Harrison disclaims beneficial ownership, Mr. Harrison does not directly or indirectly own any shares.

(8)
Includes 501,748 shares held by SJMB, as well as an aggregate of 3,421,502 shares issuable to SJMB on conversion of notes and accrued interest through March 31, 2006 and 3,343,500 shares issuable to SJMB on exercise of warrants. See "Certain Relationships and Related Transactions."

(9)
Mr. Brown is the Manager of Overcup Capital, LLC, the general partner of St. James Capital Partners L.P.. Includes an aggregate of 1,340,721 shares of issuable to St. James Capital Partners, L.P. on conversion of notes and accrued interest through March 31, 2006 and 732,028 shares on exercise of warrants. See "Certain Relationships and Related Transactions."

(10)
We have relied on the information set forth in Amendment No. 3 to the Schedule 13D filed jointly by such persons on February 3, 2000.

SELLING STOCKHOLDERS

        The following table and related footnotes set forth certain information regarding the selling stockholders. The number of shares in the column "Number of Shares Offered" represents all of the shares that each selling stockholder may offer under this prospectus assuming no exercise of the underwriters' over-allotment option. Except as noted below in the footnotes, the selling stockholders will each sell a pro rata number of the total shares that may be sold pursuant to the underwriters' over-allotment option. To our knowledge, each of the selling stockholders has sole voting and investment power as to the shares shown, except as disclosed in this prospectus or to the extent this power may be shared with a spouse. Beneficial ownership as shown in the table below has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. Except as noted in this prospectus, none of the selling stockholders is a director, officer or employee of ours or an affiliate of such person.

	Beneficial Ownership Prior to this Offering		Beneficial Ownership After this Offering
Selling Stockholders	Number of Shares Owned(1)	Number of Shares Offered(1)	Number of Shares Owned	Percentage of Outstanding Shares
James A. Belushi Declaration Trust	22,333	22,333	—	*
Richard and Hyla Bertea	47,893	47,893	—	*
Blackcross	119,370	119,370	—	*
CGMI IRA Custodian for benefit of Clarence Borns	35,756	35,756	—	*
Mark and Cathy Buck	23,874	23,874	—	*
Ted Collins, Jr.	34,314	34,314	—	*
Cranberry Ventures LLC	47,893	4,000	43,893	*
CR Puryear Living Trust	47,722	34,388	13,334	*
Robert Danese	55,528	25,000	30,528	*
William K. Downey Living Trust	23,946	23,946	—	*
Jon E. Freeman	47,893	13,300	34,593	*
Don B. Jones	333	333	—	*
James C. McGill	23,946	23,946	—	*
James E. Orseth	1,667	1,667	—	*
Daniel R. Pollack Insurance Trust DTD	47,748	47,748	—	*
Matthew Pollack	23,872	23,872	—	*
Mark Satterfield	23,837	23,837	—	*
William R. Seelbach	23,872	12,706	11,166	*
The Estate of Diane Wilson	11,936	11,936	—	*
Smeets Investors, LLC	47,893	47,893	—	*
W. Brett Smith	4,167	4,167	—	*
Estate of Herbert E. Ware, Jr.	10,187	10,187	—	*

*
Less than one percent.

(1)
Number of shares beneficially owned prior to this offering and the number of shares offered have been calculated on the basis of interest accrued through March 31, 2006. The number of shares offered will include all shares issuable upon accrued interest through the last day of the month preceding the month in which the closing of this offering occurs.

DESCRIPTION OF OUR CAPITAL STOCK

        Upon the completion of this offering, our authorized capital stock will consist of:

  •
  35,000,000 shares of common stock, $0.0005 par value; and

  •
  2,500,000 shares of preferred stock, $0.01 par value, none of which are currently designated.

        Upon the completion of this offering, 10,530,257 shares of common stock and no shares of preferred stock will be outstanding.

        The following summarizes the material provisions of our capital stock and important provisions of our certificate of incorporation and bylaws. This summary is not complete and is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part and by the provisions of applicable law.

Common Stock

        Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election. The holders of common stock are entitled to receive dividends as may be declared by the board of directors. Upon our liquidation, dissolution or winding up, and subject to any prior rights of outstanding preferred stock, the holders of our common stock will be entitled to share pro rata in the distribution of all of our assets available for distribution to our stockholders after satisfaction of all of our liabilities and the payment of the liquidation preference of any preferred stock that may be outstanding. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable. The holders of our common stock have no preemptive or other subscription rights to purchase our common stock.

Preferred Stock

        Subject to the provisions of the certificate of incorporation and limitations prescribed by law, the board of directors has the authority, without further vote or action by the stockholders, to issue up to 2,500,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including

  •
  dividend rights,

  •
  dividend rates,

  •
  conversion rates,

  •
  voting rights,

  •
  terms of redemption,

  •
  redemption prices,

  •
  liquidation preferences,

  •
  sinking funds,

  •
  other rights, preferences and restrictions applicable to each series and

  •
  the number of shares constituting any series or the designation of the series, which may be senior to those of the common stock.

        We have no present plans to issue any shares of preferred stock.

        One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and, as a result, protect the continuity of our management. The issuance of shares of the preferred stock under the board of directors' authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

Certificate of Incorporation and Bylaws

  Stockholder Meetings

        Our certificate of incorporation provides that special meetings of our stockholders may be called at any time only by the chairman of our board of directors, by our president, or by our board of directors pursuant to a resolution approved by the affirmative vote of at least a majority of the members of our board of directors. Our certificate of incorporation provides that a special meeting of our stockholders may not be called by any other person or persons.

  Stockholder Action by Written Consent

        Our certificate of incorporation provides that no action required to be taken or that may be taken at any annual or special meeting of our stockholders may be taken without a meeting, and the power of our stockholders to take any such action by written consent without a meeting is specifically denied, unless such action is taken by unanimous written consent.

  Amendment of Bylaws

        Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

  •
  the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose; or

  •
  the affirmative vote of holders of 75% of the voting power of our outstanding shares of voting stock, voting together as a single class.

  Other Limitations on Stockholder Actions

        Our bylaws also impose some procedural requirements on stockholders who wish to:

  •
  make nominations in the election of directors;

  •
  propose that a director be removed;

  •
  propose any repeal or change in our bylaws; or

  •
  propose any other business to be brought before an annual or special meeting of stockholders.

        Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

  •
  a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

  •
  the stockholder's name and address;

  •
  any material interest of the stockholder in the proposal;

  •
  the number of shares beneficially owned by the stockholder and evidence of such ownership; and

  •
  the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

        To be timely, a stockholder must generally deliver notice:

  •
  in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

  •
  in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days' notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

        In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder's proposal or nominee will be ineligible and will not be voted on by our stockholders.

  Limitation of Liability of Officers and Directors

        Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

  •
  for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and

  •
  for any transaction from which the director derived an improper personal benefit.

        The effect of these provisions is to eliminate our rights and our stockholders' rights, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

  Anti-Takeover Effects of Some Provisions

        Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

  •
  acquisition of control of us by means of a proxy contest or otherwise, or

  •
  removal of our incumbent officers and directors.

        These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

  Business Combination Under Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

        Section 203 defines a "business combination" as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholders. Section 203 defines an "interested stockholder" as a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation's voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless:

  •
  our board of directors approved either the business combination or the transaction that resulted in the stockholders becoming an interested stockholder prior to the date the person attained the status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and issued employee stock plans, under which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

  •
  the business combination is approved by our board of directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our certificate of incorporation in the future to elect not to be governed by the anti-takeover law. This election would be effective 12 months after the adoption of the amendment and would not apply to any business combination between us and any person who became an interested stockholder on or before the adoption of the amendment.

Registration Rights Agreement

        Pursuant to a registration rights agreement among us and the holders of our common stock, such holders will be entitled to rights with respect to the registration of 1,765,759 shares of our common stock (including shares issuable upon exercise or conversion of outstanding options, warrants or convertible securities) under the Securities Act following this offering. Whenever sales of these shares are registered under the Securities Act, those shares will become freely tradable immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Transfer Agent and Registrar

        American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.

Listing of Common Stock

        Our common stock has been approved for listing on the Nasdaq National Market under the symbol "WARR."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been a very limited public market for our common stock which has traded on the over-the-counter market and quotations appear in the Pink Sheets. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that these sales could occur. These factors also could make it more difficult to raise funds through future offerings of common stock.

        After this offering, 10,530,257 shares of common stock will be outstanding on the Nasdaq National Market. Of these shares, the 8,220,000 shares sold in this offering, or 9,453,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act of 1933, as amended ("Securities Act"), except for any shares purchased by one of our "affiliates" as defined in Rule 144 under the Securities Act. A total of 2,176,584 shares (including shares issuable upon exercise or conversion of outstanding options, warrants or convertible securities) will be "restricted securities" within the meaning of Rule 144 under the Securities Act or subject to lock-up arrangements or 962,408 shares if the underwriters exercise their over-allotment option in full.

        The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold under an exception from registration, such as the exemption provided by Rule 144 under the Securities Act. After this offering, the holders of 1,765,759 shares of our common stock will have rights, subject to some limited conditions, to demand that we include their shares in registration statements that we file on their behalf, on our behalf or on behalf of other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by those holders, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock. For a description of the registration rights held by our stockholders, please see "Description of Our Capital Stock—Registration Rights Agreement."

        Our officers and directors and the selling stockholders will enter into lock-up agreements described in "Underwriting."

        As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them, or are perceived by the market as intending to sell them.

        We have filed one or more registration statements with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our stock incentive plans. Subject to the exercise of unexercised options or the expiration or waiver of vesting conditions for restricted stock and the expiration of lock-ups that we and our stockholders have entered into, shares registered under these registration statements on Form S-8 will be available for resale immediately in the public market without restriction.

Rule 144

        In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the then outstanding shares of common stock; and

  •
  the average weekly trading volume in the common stock on the Nasdaq during the four calendar weeks immediately preceding the date on which the notice of sale on Form 144 is field with the SEC.

        Sales under Rule 144 are also subject to other provisions relating to notice and manner of sale and the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provision of Rule 144.

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement by and among us, the selling stockholders and Raymond James, as representative of the underwriters named in the agreement, we and the selling stockholders have agreed to sell each underwriter, and each underwriter has severally agreed to purchase from us and the selling stockholders, the number of common stock shares set forth opposite its name in the table below:

Name	Number of Shares
Raymond James & Associates, Inc.	3,189,360
Simmons & Company International	3,189,360
Johnson Rice & Company L.L.C.	1,594,680
Miller Johnson Steichen Kinnard, Inc.	82,200
Oppenheimer & Co., Inc.	82,200
Pickering Energy Partners, Inc.	82,200

Total	8,220,000

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent that the underwriters are committed to purchase all of these shares if any shares are purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us and the selling stockholders to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        The underwriters propose to offer the shares of common stock directly to the public at the per share price specified on the cover of this prospectus and to certain dealers at such price less a concession not in excess of $0.987 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. If all of the shares are not sold at the public offering price, the representatives of the underwriters may change the public offering price and the other selling terms.

        We intend to distribute and deliver this prospectus by hand or by mail only and not by electronic delivery. Also, we intend to use printed prospectuses only and not other forms of prospectuses.

        We have granted the underwriters an option to purchase up to additional 1,233,000 shares from us at the public offering price less the underwriting discount. The underwriters may exercise the option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter's initial amount reflected in the above table. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 8,220,000 shares are being offered.

        The following table shows the per share and total underwriting discount that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share	Total Without Option Exercised	Total With Option Exercised
The Company	$1.645	$12,547,293	$14,575,578
Selling Stockholders	1.645	974,607	974,607

Total		$13,521,900	$15,550,185

(1)
The underwriting discount is 7.0%, or $1.645 per share.

        We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $0.7 million.

        From time to time, some of the underwriters and their affiliates have provided, and may continue to provide, investment banking and commercial banking services to us for fees and commissions that we believe are customary. In particular, Simmons & Company International was engaged by us in November 2001, under which agreement Simmons has provided us with advisory services in connection with various strategic alternatives, including the possible sale of all or part of our company. This offering will trigger a transaction fee of $2.5 million payable to Simmons under that agreement. Simmons also advised us and received a transaction fee under a separate engagement in connection with our acquisition of Bobcat in December 2005.

        Our new Director and Executive Vice President of Operations and Finance, Robert J. McNally, was employed by Simmons immediately prior to our hiring him. Simmons has no ongoing contractual relationship with Mr. McNally other than a non-competition agreement, and he is not entitled to receive any of the transaction fee that will be owed to Simmons upon completion of this offering. Please read "Management" for more information about our employment of Mr. McNally.

        We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        We, our executive officers and directors and the selling stockholders have agreed with the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, pledge, grant any options to purchasers or otherwise dispose of any common shares or any securities convertible into or exchangeable for common stock, without the prior written consent of Raymond James. After this offering but before giving effect to the application of any proceeds from the exercise of the underwriters' over-allotment option, 1,625,002 shares of common stock will be beneficially owned by our executive officers and directors and the selling stockholders. Notwithstanding the foregoing, during this 180-day restricted period:

  •
  we may issue and sell the shares of common stock offered hereby;

  •
  we may issue any shares of our common stock upon the exercise of any option, warrant or right, or the conversion of a security, in each case, outstanding on the date of this prospectus;

  •
  we may grant options with respect to shares of our common stock pursuant to any employee, officer or director stock option plan in effect on the date of this prospectus;

  •
  our executive officers and directors and the selling stockholders may sell shares to us pursuant to the Recapitalization Agreements;

  •
  we may sell shares or other securities privately, and our executive officers and directors and the selling stockholders may make transfers as bona fide gifts or by will or intestacy, provided that the purchaser or recipient agrees to be bound by the foregoing restrictions; and

  •
  the St. James Partnerships may distribute shares or other securities to their partners, provided that such partners agree to be bound by the foregoing restrictions.

The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

        However, Raymond James may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. When determining whether to release securities from the lock-up agreements, Raymond James may consider, among other factors, market conditions at the time, the number of securities for which the release is requested and the stockholder's reasons for requesting the release.

        At our request, the underwriters have reserved up to 10% of our common stock being offered by this prospectus for sale to our directors and officers and certain other third parties at the public offering price. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares of our common stock, but any purchases they make will reduce the number of shares available to the general public. To the extent the allotted shares are not purchased in the directed share program, we will offer these shares to the public.

        These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any directors, officers or other persons purchasing such reserved common stock will be prohibited from selling such stock for a period of 180 days after the date of this prospectus. The shares of common stock issued in connection with the directed share program will be issued as part of the underwritten offering.

        Until the distribution of common shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common shares, such as bids or purchases of shares in the open market while this offering is in progress to peg, fix, or maintain that price. These transactions also may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us. The underwriters may reduce that short position by purchasing shares in the open market or by exercising all or part of the over-allotment option described above. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Neither we nor the underwriters make any representation or prediction as to the effect the transactions described above may have on the price of the common stock. Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them without notice at any time.

        In the course of their businesses, the underwriters and their affiliates may actively trade our securities for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities.

        There is a limited trading market for our shares. The offering price for the shares has been determined by us and the underwriters, based on the following factors:

  •
  the history and prospects for the industry in which we compete;

  •
  our past and present operations;

  •
  our historical results of operations;

  •
  our prospects for future business and earning potential;

  •
  our management;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of securities of generally comparable companies;

  •
  the market capitalization and stages of development of other companies which we and the underwriters believe to be comparable to us; and

  •
  other factors deemed to be relevant.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus and certain other legal matters in connection with this offering will be passed upon for us by Baker Botts L.L.P. Certain legal matters in connection with the shares of common stock offered by this prospectus will be passed upon for the underwriters by Andrews Kurth LLP.

EXPERTS

        The financial statements of Warrior Energy Services Corporation as of December 31, 2004 and 2005, and for each of the years in the three year period ended December 31, 2005, and the financial statements of Bobcat Pressure Control, Inc. and its subsidiary as of December 31, 2003 and 2004, and September 30, 2005, and for each of the years in the two year period ended December 31, 2004, and for the nine-month period ended September 30, 2005, have been included herein and in the registration statement in reliance upon the reports of Grant Thornton LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 regarding the common stock. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common stock offered in this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC's website on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on its public reference facilities. In addition, our future public filings can also be inspected and copied at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

        We file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. You may also request a copy of these filings at no cost, by writing or telephoning us at the following address: Warrior Energy Services Corporation, 100 Rosecrest Lane, Columbus, Mississippi 39701, Attention: Mr. Robert J. McNally, (662) 329-1047.

        We will furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We will also furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Report of Independent Registered Public Accounting Firm

Board of Directors
Warrior Energy Services Corporation:

        We have audited the accompanying balance sheets of Warrior Energy Services Corporation, formerly Black Warrior Wireline Corp., (a Delaware corporation) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warrior Energy Services Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Houston, Texas
March 29, 2006

Warrior Energy Services Corporation

Balance Sheets

December 31, 2005 and 2004

	December 31, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$701,031	$2,647,980
Restricted cash	214,813	—
Accounts receivable, less allowance of $973,143 and $475,449, respectively	19,998,282	8,330,618
Other receivables	215,629	216,195
Prepaid expenses	7,314	3,030,040
Other current assets	1,969,273	1,440,483

Total current assets	23,106,342	15,665,316
Property, plant and equipment, less accumulated depreciation	31,750,477	12,978,670
Other assets	3,001,036	227,828
Goodwill (Note 8)	14,040,182	1,237,416
Other intangible assets (Note 8)	29,735,923	—

Total assets	$101,633,960	$30,109,230

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$6,699,944	$2,056,832
Accrued salaries and vacation	2,926,975	840,537
Other accrued expenses	1,866,159	1,683,541
Accrued interest payable	282,337	51,789
Current maturities of long-term debt	5,168,880	4,156,770

Total current liabilities	16,944,295	8,789,469
Long-term debt, less current maturities	51,252,352	6,393,281
Non current accrued interest payable to related parties	18,150,795	17,132,739
Notes payable to related parties, net of unamortized discount	21,902,375	23,002,375
Deferred taxes	8,955,590	—

Total liabilities	117,205,407	55,317,864

Commitments and contingencies (Notes 6, 9, 10, 11, 15 and 16)	—	—
Stockholders' deficit:
Preferred stock, $.0005 par value, 2,500,000 shares authorized, none issued at December 31, 2005 or December 31, 2004	—	—
Common stock, $.0005 par value, 35,000,000 shares authorized, 2,342,125 and 1,250,415 shares issued and outstanding December 31, 2005 and 2004, respectively	11,709	6,252
Additional paid-in capital	21,698,506	20,275,963
Accumulated deficit	(36,698,269)	(44,907,456)
Treasury stock, at cost	(583,393)	(583,393)

Total stockholders' deficit	(15,571,447)	(23,208,634)

Total liabilities and stockholders' deficit	$101,633,960	$30,109,230

The accompanying notes are an integral part of these financial statements.

Warrior Energy Services Corporation

Statement of Operations

For the Years Ended December 31, 2005 and 2004 and 2003

	2005	2004	2003
Revenues	$73,666,923	$53,686,837	$45,756,892
Operating costs	43,494,914	34,411,488	30,460,570
Selling, general and administrative expenses	9,619,871	9,466,169	9,257,347
Depreciation and amortization	5,208,316	5,179,237	4,652,962

Income from continuing operations	15,343,822	4,629,943	1,386,013
Interest expense and amortization of debt discount (Note 6)	(4,096,317)	(4,820,769)	(5,352,129)
Net gain on sale of fixed assets	82,671	53,173	238,516
Change of control expense (Note 6)	2,705,396	—	—
Other income (expense)	(240,266)	44,581	106,156

Income from continuing operations before income taxes	8,384,514	(93,072)	(3,621,444)
Provision for income taxes	175,327	—	—

Income (loss) before discontinued operations	8,209,187	(93,072)	(3,621,444)
Discontinued operations (Note 5)
Loss from operations of discontinued directional drilling segment (including loss on disposal of $0, $1,317,481 and $0 for the years ended December 31, 2005, 2004 and 2003, respectively)	—	(1,673,361)	(1,916,496)
Provision for income taxes	—	—	—

Net income (loss)	$8,209,187	$(1,766,433)	$(5,537,940)

Net income (loss) per share—basic:
Income(loss) before discontinued operations	$5.75	$(.07)	$(2.90)
Discontinued operations	—	(1.34)	(1.53)

Net income (loss) per share—basic	$5.75	$(1.41)	$(4.43)

Net income (loss) per share—diluted:
Income(loss) before discontinued operations	$4.41	$(.07)	$(2.90)
Discontinued operations	—	(1.34)	(1.53)

Net income (loss) per share—diluted	$4.41	$(1.41)	$(4.43)

The accompanying notes are an integral part of these financial statements.

Warrior Energy Services Corporation

Statements of Stockholders' Deficit

For the Years Ended December 31, 2005, 2004 and 2003

		Common Stock				Treasury Stock
	Loan to Shareholder			Paid-In Capital	Accumulated Deficit
		Shares	Par Value			Shares	Cost
Balance, December 31, 2002	$(144,184)	1,250,415	$6,252	$20,275,063	$(37,603,083)	462	$(583,393)
Loan to Shareholder	82,391
Net loss for the year ended December 31, 2003	—	—	—	—	(5,537,940)	—	—

Balance, December 31, 2003	(61,793)	1,250,415	6,252	20,275,963	(43,141,023)	462	(583,393)
Loan to Shareholder	61,793
Net loss for the year ended December 31, 2004	—	—	—	—	(1,766,433)	—	—

Balance, December 31, 2004	—	1,250,415	6,252	20,275,963	(44,907,456)	462	(583,393)
Shares issued upon conversion of interest	—	190,400	952	1,427,048
Shares issued upon conversion of warrants	—	901,310	4,505	(4,505)	—	—	—
Net income for the year ended December 31, 2005	—	—	—	—	8,209,187	—	—

Balance, December 31, 2005	$—	2,342,125	$11,709	$21,698,506	$(36,698,269)	462	$(583,393)

The accompanying notes are an integral part of these financial statements.

Warrior Energy Services Corporation

Statements of Cash Flows

For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities:
Net income (loss)	$8,209,187	$(1,766,433)	$(5,537,940)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	5,038,250	6,630,847	7,608,379
Amortization	170,066	387,079	83,341
Asset impairment	—	—	3,113,968
Amortization of debt issue costs	171,711	575,691	494,548
Amortization of discount on notes payable	—	164,313	164,306
Amortization of loan to shareholder	—	61,793	82,391
Net recoveries of doubtful accounts	—	(112,652)	(257,534)
Net gain on disposition of property, plant and equipment	(82,671)	(53,173)	(243,628)
Loss on disposition of discontinued operations	—	1,317,481	—
Change in:
Accounts receivable	(4,784,088)	734,382	4,106,414
Prepaid expenses	3,022,726	(2,937,569)	(77,151)
Other current assets	(11,037)	(289,282)	(455,584)
Inventories	—	—	(270,292)
Other assets	341,394	(107,752)	(172,125)
Accounts payable and accrued liabilities	5,407,334	(1,042,631)	1,954,318

Cash provided by operating activities	17,482,872	3,562,094	10,593,411

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(8,258,043)	(7,472,757)	(3,089,588)
Purchase of Bobcat Pressure Control, Inc., net of cash acquired	(53,208,735)	—	—
Change in restricted cash	(214,813)	961,551	(961,551)
Proceeds from sale of property, plant and equipment	165,062	371,172	684,499
Proceeds from sale of discontinued operations	—	10,349,862	—

Cash provided by (used in) investing activities	(61,516,529)	4,209,828	(3,366,640)

Cash flows from financing activities:
Proceeds from bank and other borrowings	55,961,399	13,620,025	5,434,046
Principal payments on long-term debt, notes payable and capital lease obligations	(11,623,904)	(19,866,741)	(7,215,600)
Proceeds (payments) from (on) working revolver, net	214,813	(3,159,929)	(3,124,596)
Debt issue costs	(2,465,600)	(378,327)	(48,457)

Cash provided by (used in) financing activities	42,086,708	(9,784,972)	(4,954,607)

Net increase (decrease) in cash and cash equivalents	(1,946,949)	(2,013,050)	2,272,164
Cash and cash equivalents, beginning of year	2,647,980	4,661,039	2,388,866

Cash and cash equivalents, end of year	$701,031	$2,647,980	$4,661,030

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$2,847,376	$2,303,791	$1,644,893

Income taxes	$—	$—	$—

Supplemental schedule of noncash investing and financing activities:
Acquisition of property, plant and equipment financed under capital leases and notes payable	$55,961,399	$840,921	$3,259,382
Shares issued upon conversion of interest	$1,428,000	$—	$—
Shares issued upon conversion of warrants	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

Warrior Energy Services Corporation

Notes to Financial Statements

For the Years Ended December 31, 2005, 2004 and 2003

Note 1—General Information

        Warrior Energy Services Corporation (the "Company" and formerly known as Black Warrior Wireline Corp.) is an oil and gas well services company that provides cased-hole wireline and well intervention services to exploration and production ("E&P") companies. The Company's wireline services focus on cased-hole wireline operations, including logging services, perforating, mechanical services, pipe recovery and plug and abandonment services. The Company's well intervention services are primarily hydraulic workover services, commonly known as snubbing services. All of the Company's services are performed at the well site and are fundamental to establishing and maintaining the flow of oil and gas throughout the productive life of the well. The Company's operations are concentrated in the major onshore and offshore oil and gas producing areas of the U.S., including offshore in the Gulf of Mexico and onshore in Alabama, Arkansas, Colorado, Louisiana, Mississippi, New Mexico, Oklahoma, Texas, Utah, and Wyoming. The Company focuses on providing high quality equipment and services in difficult environments, such as high pressure and high temperature wells, and difficult pipe recovery operations. The majority of the Company's revenues are related to natural gas drilling and workover activity.

        On December 16, 2005, the Company acquired 100% of the outstanding equity securities of Bobcat Pressure Control, Inc. ("Bobcat"). The purchase price was approximately $51.5 million in cash plus $1.7 million in acquisition costs. See Note 2 for more detail of the acquisition.

        On December 27, 2005, the Company completed a one-for-ten reverse stock split. All per share numbers in this report have been adjusted to reflect this split.

Note 2—Acquisition of Bobcat

        On December 16, 2005, the Company acquired 100% of the outstanding equity securities of Bobcat. The purchase price was approximately $51.5 million in cash plus $1.7 million in acquisition costs. The acquisition has been accounted for as a purchase, and, accordingly, the acquired assets and liabilities have been recorded at their fair value at the date of acquisition. The operating results arising from the acquisition of Bobcat are included in the Company's statement of operations from the acquisition date.

        The following table summarizes the estimated fair values of certain assets acquired and liabilities assumed at the date of acquisition (December 16, 2005):

(000's)
Current assets	$6,513
Property, plant and equipment	15,569
Other assets	671
Goodwill	12,803
Intangible assets	29,841

Total assets acquired	65,397
Current liabilities	(2,999)
Deferred taxes	(8,956)
Long-term debt	(233)

$53,209

        Intangible assets of $29.8 million are comprised of customer relationships of $25.4 million, non-compete agreements of $2.6 million, and trademarks and manufacturing technical expertise of $1.8 million. All of the intangible assets other than the customer relationships and non-compete agreements have indefinite useful lives. The Company has established an estimated useful life of fifteen years for the customer relationships and three years for the non-compete agreements. The intangible assets with indefinite useful lives are subject to an annual test of impairment as mandated by SFAS No. 142.

        The purchase price was allocated based on the fair value of the assets acquired and liabilities assumed, and the excess cost of $12.8 million is recorded as goodwill and is subject to an annual test of impairment as mandated by SFAS No. 142. The Company has contingencies related to a long-term service contract which could impact the purchase price allocation; however, management believes that the ultimate resolution of these contingencies will not have a material impact on the financial statements.

        The following pro forma statements of operations for the years ended December 31, 2005 and 2004 and assumes the Bobcat acquisition as of the beginning of the period (in thousands, except per share data):

WARRIOR ENERGY SERVICES CORPORATION
Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2005
(in thousands, except per share data)

	Warrior Energy as reported	Bobcat Prior to Acquisition	Pro Forma Adjustments		Combined
Revenues	$73,667	$28,653			$102,320
Operating costs	43,495	13,235			56,730
Selling, general and administrative expenses	9,620	4,324			13,944
Depreciation and amortization	5,208	1,508	2,558	(1)	9,274

Income from operations	15,344	9,586			22,372
Interest expense	4,096	439	5,546	(2)	9,642
			(439	)(3)
Net gain (loss) on sale of fixed assets	82	(78)			4
Change of control expense	2,705	—			2,705
Other income (expense)	(241)	(5)			(246)

Income from operations before income taxes	8,384	9,064			9,783
Provision for income taxes	175	3,399	(3,373	)(4)	196

Net income	$8,209	$5,665			$9,587

Net income per share—basic	$5.75				$6.71

Net income per share—diluted	$4.41				$4.93

(1)
To reflect additional depreciation and amortization related to purchase price allocation.

(2)
To adjust interest expense to reflect borrowings to fund the Bobcat acquisition at the beginning of the period.

(3)
To reflect payoff the Bobcat debt at the beginning of the period and elimination of the Bobcat interest expense.

(4)
To reflect utilization of currently available net operating losses against pro forma combined taxable income and applies an alternative minimum tax to the combined pro forma earnings.

WARRIOR ENERGY SERVICES CORPORATION
Pro Forma Combined Statement of Operations
Year Ended December 31, 2004
(in thousands, except per share data)

	Warrior Energy as reported	Historical Bobcat	Pro Forma Adjustments		Combined
Revenues	$53,687	$16,224			$69,911
Operating costs	34,412	7,297			41,709
Selling, general and administrative expenses	9,466	3,024			12,490
Depreciation and amortization	5,179	1,010	2,558	(1)	8,747

Gain (loss) from continuing operations	4,630	4,893			6,965
Interest expense	4,821	606	4,651	(2)	9,472
			(606	)(3)
Net gain on sale of fixed assets	53	(25)			28
Other income (loss)	45	(13)			32

Income (loss) from continuing operations before income taxes	(93)	4,249			(2,447)
Provision for income taxes	—	1,611	(1,611	)(4)	—

Income (loss) before discontinued operations	(93)	2,638			(2,447)
Discontinued operations
Income (loss) from operations of discontinued directional drilling segment	(1,673)	—			(1,673)
Provision for income taxes	—	—

Net income (loss)	$(1,766)	$2,638			$(4,120)

Net income (loss) per share—basic and diluted:
Income (loss) before discontinued operations	$(.07)				$(1.96)
Discontinued operations	(1.34)				(1.34)

Net income (loss) per share—basic and diluted	$(1.41)				$(3.30)

(1)
To reflect additional depreciation and amortization related to purchase price allocation.

(2)
To adjust interest expense to reflect borrowings to fund the Bobcat acquisition at the beginning of the period.

(3)
To reflect payoff the Bobcat debt at the beginning of the period and elimination of the Bobcat interest expense.

(4)
To reflect elimination of Bobcat tax provision for combined pretax loss.

Note 3—Liquidity

        While the Company reported net income of approximately $8,209,000 for the year ended December 31, 2005, it also reported a net loss for the years ended December 31, 2004 and 2003 of approximately ($1,770,000) and ($5,550,000), respectively. Cash flows provided by operations were approximately $17,500,000, $3,500,000 and $10,600,000 for the years ended December 31 2005, 2004, and 2003, respectively. The Company is highly leveraged. The Company's outstanding indebtedness includes primarily senior indebtedness aggregating approximately $55.2 million at December 31, 2005, other indebtedness of approximately $1.2 million and approximately $40.1 million (including approximately $18.2 million of accrued interest) owing to SJMB, L.P. ("SJMB"),St. James Capital Partners, L.P. ("SJCP") and others who participated with SJMB in the purchase of promissory notes and warrants of the Company (collectively "St. James") and directors, who are related parties. The Company's debt and accrued interest owed to St. James and the related parties is convertible into common stock and is subordinate to the Company's indebtedness outstanding under the Second Amended and Restated Credit Agreement with General Electric Capital Corp. ("GECC") (the "Senior Secured Credit Agreement") and the Second Lien Credit Agreement with GECC (the "Second Lien Credit Agreement") (see Note 9). In addition, no repayments of the related party debt or accrued interest can be made until the Second and Amended and Restated Credit Agreement is completely extinguished. The Company was allowed to repay $1.1 million of the subordinated debt in connection with the consummation of the Senior Secured Credit Agreement with GECC as described below.

Senior Secured Credit Agreement

        On December 16, 2005, the Company entered into the Senior Secured Credit Agreement with GECC, providing for a term loan and revolving and capital expenditure credit facilities in an aggregate amount of $50.0 million. The Senior Secured Credit Agreement amended, restated and modified the credit agreement the Company entered into with GECC as of September 14, 2001 and as it was amended and restated on November 14, 2004, including the amendments thereto. The Senior Secured Credit Agreement includes:

  •
  a revolving credit facility of up to $15.0 million, but not exceeding a borrowing base of 85% of the book value of eligible accounts receivable, less any reserves GECC may establish from time to time,

  •
  a term loan of $30.0 million, and

  •
  a one-year capital expenditure loan facility of up to $5.0 million, but not exceeding the lesser of 80% of the hard costs of eligible capital equipment and 75% of the forced liquidation value of eligible capital equipment, subject to adjustment by GECC.

        Initial borrowings under the Senior Secured Credit Agreement advanced on December 16, 2005 were $1.3 million borrowed under the revolving loan and $30.0 million under the term loan. No borrowings were made under the capital expenditure loan facility. The proceeds of the term loan were used to pay a portion of the Bobcat acquisition purchase price, related fees and expenses and repayment of substantially all Bobcat indebtedness, and approximately $2.1 million was placed in escrow for the repayment of principal and accrued interest on subordinated secured indebtedness and approximately $2.8 million was used for general corporate purposes. The outstanding balance of approximately $6.3 million under the Company's previous credit agreement with GECC was paid out of the Company's existing cash.

Second Lien Credit Agreement

        On December 16, 2005, the Company entered into the Second Lien Credit Agreement with GECC, providing for a term loan $25.0 million.

        Initial borrowings under the Second Lien Credit Agreement advanced on December 16, 2005 of $25.0 million were used to pay a portion of the Bobcat acquisition purchase price.

Subordinated Secured Indebtedness—Note Extensions

        In connection with the Company entering into the GECC refinancing in November 2004, the Company agreed with the holders of its outstanding subordinated secured notes to extend the maturity date of the notes from December 31, 2004 to February 13 and February 14, 2008 on $23.0 million of the total $23.9 million principal amount of the notes then outstanding. The remainder of the outstanding principal was repaid. Concurrently with the borrowings under the Senior Secured Credit Agreement and Second Lien Credit Agreement, the maturity date of approximately $21.9 million principal amount of the Company's outstanding subordinated secured promissory notes was extended to June 15, 2009 and $2.1 million of such subordinated secured notes, including accrued interest, was repaid. The notes bear interest at 15% per annum and are convertible into shares of the Company's common stock at a conversion price of $7.50 per share, subject to an anti-dilution adjustment for certain issuances of securities by the Company at prices per share of common stock less than the conversion price then in effect, in which event the conversion price is reduced to the lower price at which the shares were issued. As a condition to extend the maturity date of the notes in connection with the GECC refinancing in November 2004, the Company extended the expiration date of its 6.6 million outstanding common stock purchase warrants to December 31, 2009.

        Substantially all of the Company's assets are pledged as collateral for the indebtedness outstanding under the subordinated secured notes. All of the debt and interest owed under the subordinated secured notes is subordinated to the Company's Senior Secured Credit Agreement and cannot be repaid until all the amounts owed pursuant to the Senior Secured Credit Agreement and Second Lien Credit Agreement mature or have been repaid.

        Strong and stable market conditions and the Company's ability to meet intense competitive pressures are essential to the Company's maintaining a positive liquidity position and meeting debt covenant requirements. Decreases in market conditions or failure to mitigate competitive pressures could result in non-compliance with its debt covenants and the triggering of the prepayment clauses of the Company's debt. The Company believes that if market conditions remain stable during 2006, the Company will be able to generate sufficient cash flow to meet its working capital needs and comply with its debt covenants until the maturity of its Senior Credit Facility on September 14, 2007. If market conditions decline significantly, the Company may be required to obtain additional amendments to its Senior Credit Facility, or obtain capital through equity contributions or financing, including a possible merger or sale of assets, or other business combination.

Proposed Public Offering

        On February 13, 2006, the Company filed with the Securities and Exchange Commission a registration statement on Form S-l under the Securities Act of 1933, as amended, for the sale of up to $185.2 million of shares of common stock by the Company and certain selling securityholders. The Company intends to use the proceeds it receives from its proposed public offering to simplify its capital structure by eliminating outstanding derivative securities and to reduce debt..In connection with that offering, the Company filed an application to list its common stock on the Nasdaq National Market under the trading symbol "WARR".

Recapitalization

        In October 2005, the Company initiated a series of steps undertaken for the purpose of recapitalizing the Company through the elimination of the substantial amount of derivative securities it has outstanding, among other steps intended to be undertaken. These derivative securities include common stock purchase warrants to purchase 7,076,119 shares of the Company's common stock and $35,019,173 of principal amount and accrued interest, as of December 31, 2005, of its outstanding convertible subordinated notes which, as of that date, are convertible at a conversion price of $7.50 per share into an aggregate of 4,669,223 shares of the Company's common stock.

        On October 6, 2005, the Company entered into agreements with the holders of 5,269,369 of 7,076,119 warrants outstanding to exchange those warrants for 1,756,456 shares of the Company's common stock. Of the 5,269,369 warrants, an aggregate of 4,075,528 are held by St. James Capital Partners, L.P. and SJMB, L.P. ("the St. James Partnerships"), and 1,193,841 were held by Charles E. Underbrink and family members and affiliated entities ("the Underbrink Family Entities"), which include Mr. Charles E. Underbrink. Mr. Underbrink is one of the Company's directors and is the Chairman of the general partner of SJMB, L.P. and, in October 2005, was the Chairman of the general partner of St. James Capital Partners, L.P. The exchange of warrants for shares of the Company's common stock by the Underbrink Family Entities was completed on October 6, 2005, resulting in the issuance of 397,947 shares of common stock, and the warrants to purchase 4,075,527 shares held by the St. James Partnerships are to be repurchased in connection with the Company's proposed public offering. If the warrants to purchase 4,075,527 shares held by the St. James Partnerships have not been purchased by the Company by June 30, 2006, they will be converted into 1,358,509 shares of common stock.

        On October 7, 2005, the Company commenced an offer to exchange shares of its common stock for its remaining outstanding 1,806,750 common stock purchase warrants. The Company offered to exchange one share of its common stock for each three warrants. Each warrant represents the right to purchase one share of the Company's common stock at an exercise price of $7.50 per share. The offer to exchange shares of the Company's common stock for warrants expired on November 14, 2005, and the Company issued 503,167 shares of its common stock in exchange for 1,509,500 common stock purchase warrants. Warrants to purchase 297,250 shares of common stock remain outstanding.

        The agreements with the St. James Partnerships and Underbrink Family Entities provide that such persons will convert an aggregate of $20,277,374 of principal and all related accrued interest (which amounted to $16,734,434 through December 31, 2005, after conversion of $1,428,000 of interest in

November 2005) on the Company's outstanding convertible subordinated notes into shares of its common stock and, provided the price they are to receive is not less than $7.50 per share, sell those shares to the Company, along with the shares issued in exchange for their warrants, the shares issued on conversion of accrued interest in November 2005 and an additional 501,748 shares held by SJMB, L.P., at the closing time of the Company's proposed public offering described above. The purchase price paid by the Company for such shares will be the price per share it receives in the public offering less commissions and expenses of the underwriters in the offering. In addition, under the terms of a Registration Rights Agreement, the holders of $3,041,361 principal amount and accrued interest (as of December 31, 2005) on outstanding convertible subordinated notes have the right to have included 405,515 shares issuable on conversion of the principal and interest on the notes, as well as the shares of the Company's common stock issued in exchange for their warrants, in the registration statement relating to the Company's proposed public offering.

Note 4—Significant Accounting Policies

        Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had at December 31, 2005 and 2004 approximately $600,000 and $2.5 million, respectively, of cash balances in excess of the Federal Deposit Insurance Corporation insured limits.

        Restricted Cash—Restricted cash refers to the cash receipts from customer sales that are allocated to the repayment of the revolving line of credit; therefore, these funds are not available to the Company for general corporate use. At December 31, 2005 the Company had a balance owed on its revolving line of credit of approximately $215,000 which is reflected as Restricted cash on the balance sheet.

        Accounts Receivable—Included in accounts receivable are recoverable costs and related profits not billed, which consist primarily of revenue recognized on contracts for which billings had not been presented to the contract owners. There are no unbilled amounts in accounts receivable at December 31, 2005 and 2004.

        Allowance for Doubtful Accounts—The allowance for doubtful accounts is maintained at an amount equal to estimated losses in the Company's accounts receivable. Management of the Company continually monitors the accounts receivable from its customers for any collectability issues. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance. Provisions for bad debts and recoveries on accounts previously charged-off are added to the allowance. All accounts outstanding more than 30 days are considered past due.

        Property, Plant and Equipment—Property, plant and equipment is stated at cost. The cost of maintenance and repairs is charged to expense when incurred; the cost of betterments is capitalized. The cost of assets sold or otherwise disposed of and the related accumulated depreciation are removed from the accounts and the gain or loss on such disposition is included in income. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. At December 31, 2005 and 2004, significantly all of the property, plant and equipment has been pledged as collateral for the Company's borrowings (see Note 9).

        Goodwill and Intangible Assets—Goodwill is stated at cost. The Company implemented Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets on January 1, 2002 and ceased amortization of goodwill and indefinite-lived intangible assets. SFAS No. 142 requires an assessment of potential impairment upon adoption and annually thereafter in the month it elected to perform its analysis or more frequently if events or circumstances indicate that an impairment may have occurred. Intangible assets are stated at cost and are amortized over their estimated useful lives. The Company's intangible assets are amortized over a period ranging from three to fifteen years. Intangible assets are subject to an assessment of potential impairment whenever events or circumstances indicate that an impairment may have occurred.

        The Company considers external factors in making its assessment. Specifically, changes in oil and gas prices and other economic conditions surrounding the industry, consolidation within the industry, competition from other oil and gas well services providers, the ability to employ and maintain a skilled workforce, and other pertinent factors are among the factors that could lead management to reassess the reliability of its intangible assets.

        Long-Lived Assets—In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows over the life of the assets are less than the asset's carrying amount. If an impairment exists, the amount of such impairment is calculated based on projections of future discounted cash flows. These projections use a discount rate and terminal value multiple that would be customary for evaluating current oil and gas service company transactions.

        The Company considers external factors in making its assessment. Specifically, changes in oil and gas prices and other economic conditions surrounding the industry, consolidation within the industry, competition from other oil and gas well service providers, the ability to employ and maintain a skilled workforce and other pertinent factors are among the items that could lead management to reassess the realizability and/or amortization periods of its long-lived assets.

        During 2003, management evaluated the recoverability of the Company's long-lived assets in relation to its business segments. The analysis was performed using the proposed sale prices for the Company's directional drilling segment which was sold in August 2004. As a result of this analysis an impairment was indicated for which the Company reduced the carrying amount of property, plant and equipment for its former directional drilling segment and recognized an impairment expense of $1.4 million.

        Revolving Credit Facility—The Company's Senior Secured Credit Agreement requires a lock-box arrangement, which provides for all receipts to be swept daily to reduce borrowings outstanding under the credit facility. This arrangement, combined with the existence of a subjective acceleration clause in the revolving credit facility, requires the classification of outstanding borrowings under the revolving credit facility as a current liability. Cash which has been deposited into the lock-box but which has not yet been applied against the revolving credit facility is classified as restricted cash on the Balance Sheet.

        Income Taxes—The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

        Stock-Based Compensation—At December 31, 2005, the Company has three stock-based employee compensation plans, which are described more fully in Note 15. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year ended December 31,
	2005	2004	2003
Net income (loss), as reported	$8,209,187	$(1,766,433)	$(5,537,940)
Add: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects(1)	71,394	564,607	423,110

Pro forma net income (loss)	$8,280,581	$(1,201,826)	$(5,114,830)

Income (loss) per share:
Basic—as reported	$5.75	$(4.43)	$(6.06)

Basic—pro forma	$5.80	$(4.09)	$(6.22)

Diluted—as reported	$4.41	$(4.43)	$(6.06)

Diluted—pro forma	$4.44	$(4.09)	$(6.22)

(1)
Addition of stock-based compensation expense due to cancellation of previously issued options

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

        Revenue Recognition—The Company derives revenues from performance of services and the sale of equipment. Service revenues are recognized at the time services are performed. The Company's sales are typically not subject to rights of return and, historically, sales returns have not been significant. Revenue related to equipment sales is recognized when the equipment has been shipped and title and risk of loss have passed to the customer. Deferred revenue, net of related deferred cost of sales, is recorded as unearned revenues in Deferred Revenue in the accompanying balance sheets based on the relative days completed on the job to total required.

        Earnings Per Share—The Company presents basic and diluted earnings per share ("EPS") on the face of the statement of operations and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

        Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. The number of common stock equivalents is determined using the treasury stock method. Options have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the options.

        Segment Reporting—The Company reports its business segments in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports. Financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The financial information required includes a measure of segment profit or loss, certain specific revenue and expense items, segment assets and a reconciliation of each category to the general financial statements. The descriptive information required includes the way that the operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the general purpose financial statements and changes in the measurement of segment amounts from period to period (see Note 19).

        Recent Accounting Pronouncements—On December 21, 2004, the Financial Accounting Standards Board ("FASB") issued Staff Position (FSP) FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, was issued. FSP FAS 109-1 clarifies that this tax deduction should be accounted for as a special deduction in accordance with Statement 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the date of enactment. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the Company's tax return beginning in 2005.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)). This Statement requires that the costs of employee share-based payments be measured at fair value on the awards' grant date using an option-pricing model and recognized in the financial statements over the requisite service period. This Statement does not change the accounting for stock ownership plans, which are subject to American Institute of Certified Public Accountants SOP 93-6, Employer's Accounting for Employee Stock Ownership Plans. Statement 123(R) supersedes Opinion 25, Accounting for Stokc Issued to Employees and its related interpretations, and eliminates the alternative to use Opinion 25's intrinsic value method of accounting, which the Company is currently using. Certain stock awards may be considered liabilities instead of equity components under SFAS No. 123(R).

        SFAS No. 123(R) allows for two alternative transition methods. The first method is the modified prospective application whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS No. 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of SFAS No. 123(R). The second method is the modified retrospective application, which requires that the Company restates prior period financial statements. The modified retrospective application may be applied either to all prior periods or only to prior interim periods in the year of adoption of this statement. The Company adopted the modified prospective application method on January 1, 2006 and does not expect a material impact on its financial statements.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, which is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The amendments made by SFAS No. 151 require that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company does not believe that the adoption of SFAS No. 151 will have a significant effect on its financial statements.

        In December 2003, the FASB issued Interpretation No. 46 (revised December 2003) ("FIN 46(R)"), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46(R) are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine if a business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity for which either: the equity investors (if any) do not have a controlling financial interest; or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46(R) requires that all enterprises with a significant variable interest in a VIE make additional disclosures regarding their relationship with the VIE. The interpretation requires public entities to apply FIN 46(R) to all entities that are considered Special Purpose Entities in practice and under the FASB literature that was applied before the issuance of FIN 46(R). The adoption of FIN 46(R) had no effect on the Company's financial statements.

Note 5—Discontinued Operations

        On August 6, 2004, the Company completed the sale of its assets associated with its directional drilling business, (referred to as the "Multi-Shot Business") pursuant to an Asset Purchase Agreement entered into on June 3, 2004. The buyer of the Multi-Shot Business was a newly-organized Texas limited liability company, with the name Multi-Shot, LLC, which included among its members Allen Neel, formerly the Executive Vice President of the Company, as well as two of the Company's other former employees employed in the Multi-Shot Business. These persons are referred to as the Key Multi-Shot Employees. The Company was advised that as of August 6, 2004, these persons held less than a 10% equity interest in the buyer.

        The transaction included the sale of all the Company's assets used in the Multi-Shot Business, including certain real property located in Odessa, Texas; improvements and fixtures located on the property; machinery and equipment, receivables, inventories, tangible and intangible assets and all books, records and files.

        The purchase price was $11.0 million consisting of $10.4 million in cash and approximately $628,000 payable by assignment and release by the Key Multi-Shot Employees of their claims under their employment agreements with the Company to change of control payments that may be due in the aggregate of that amount. The purchase price was subject to adjustment at and as of the closing of the sale for increases and decreases in the Multi-Shot Business' net working capital of $270,000 as of November 30, 2003 and increases and decreases in its inventory of approximately $5,207,000 as of December 31, 2003.

        In February 2005, the Company entered into a Compromise Agreement with the buyer resolving certain matters that had arisen under the Asset Purchase Agreement subsequent to the closing. Among the matters resolved were the determination of the final purchase price adjustment under the asset purchase agreement and resolution of the capital expenditure note issued by the buyer at the closing. Pursuant to the Compromise Agreement, the Company paid to the buyer $940,000, and the principal amount of the buyer's capital expenditure note, which was increased to approximately $168,000, was deemed paid. Among other things, the Company's payment reflected a compromise with respect to any and all claims of the buyer with respect to accounts receivable and also reflected a compromise with respect to the final purchase price adjustment. In addition, the Company's representations warranties and covenants in the Asset Purchase Agreement as to the Multi-Shot Business relating to inventory, net working capital, purchase price adjustments, financial statements, accounts receivable, condition of assets (other than real property and leased real property) were agreed not to survive the execution of the Compromise Agreement. Otherwise, the representations warranties and covenants survive the closing under the Asset Purchase Agreement to the extent provided in the agreement.

        Out of the net cash proceeds from the sale of the Multi-Shot Business, approximately $9.6 million was applied to the reduction of indebtedness owing to the Company's senior secured creditor.

Note 6—Related Party Transactions

        Change of control expense of $2.7 million was recognized in 2005 as a result of a change in the general partner of St. James Capital Corp. which, under the terms of certain key employee contracts, required payments to be made to those employees.

        The Company has executed notes payable to SJMB and SJCP. The chairman and an employee of SJMB, L.L.C., the general partner of SJMB, both serve on the Company's Board of Directors. At December 31, 2005 and 2004, notes due to SJMB, SJCP and other related parties totaled $21,902,375 and $24,566,882, respectively. The notes bear interest at 15%. Interest expense associated with these notes was as follows:

	2005	2004	2003
Interest expense	$3,461,000	$3,723,000	$3,849,000
Accrued interest	$18,151,000	$17,133,000	$14,534,000

        In September 2001, the Company agreed to pay to SJMB a fee of approximately $274,000 in consideration of SJMB providing cash collateral of $8.2 million deposited to secure the performance of the continuing guaranty extended by SJMB of the Company's former financing arrangement with Coast Business Credit ("Coast"), a financial institution. In addition, SJMB, L.L.C., the general partner of SJMB, received a fee in September 2001 of $200,000 for services provided by SJMB, L.L.C. in connection with the Company entering into a credit facility from GECC in September 2001 (see Note 9). Under the terms of the Company's Senior Secured Credit Agreement, the Company is restricted from paying any further sums to either SJMB or SJMB, L.L.C. until GECC is repaid in full except that a fee of $274,000 can be paid to SJMB on the date the Company completes its first offering of stock after December 16, 2005. The $274,000 fee due to SJMB has not yet been paid and is included in non-current liabilities at December 31, 2005.

        In February 2001, the Company issued to a Director of the Company and SJCP five-year warrants to purchase 70,000 and 40,000 shares, respectively, of the Company's Common Stock at exercise prices of $7.50 per share. The warrants were issued in consideration of guarantees extended to Coast by the Director and SJCP in connection with the Company's borrowings from Coast in 2000.

        In connection with the five year employment agreement effective January 1, 2002 entered into with Mr. Jenkins to remain as the Company's President and Chief Executive Officer, the Company agreed to loan Mr. Jenkins $190,000, bearing interest at the applicable federal rate, to be repaid at the rate of one-third of the principal, plus accrued interest on October 1 of each of the years 2002, 2003 and 2004. If Mr. Jenkins remained employed by the Company on September 30 preceding the date annual principal and interest is due on the loan, the sum due and owing the following day is forgiven. In the event of a Change of Control, as defined, the death or permanent disability of Mr. Jenkins or in the event his employment is terminated without cause, the entire amount owing by Mr. Jenkins was to be forgiven. The Company amortized the loan balance as compensation cost over the life of the loan. Compensation expense related to the loan for the years ended December 31, 2004 and 2003 was approximately $62,000 and $82,000, respectively. At December 31, 2004, the loan had been fully amortized and the balance of the loan was $0.

        See Notes 9 and 11 for financing arrangements and common stock transactions with related parties.

Note 7—Property, Plant and Equipment

        Property, plant and equipment include the following at December 31, 2005 and 2004:

	2005	2004
Land and building	$157,250	$156,250
Vehicles	21,171,140	15,842,461
Operating equipment	44,576,507	23,974,824
Office equipment	1,680,172	1,005,591

	67,585,069	40,979,126
Less: accumulated depreciation	35,834,592	28,000,456

Net property, plant and equipment	$31,750,477	$12,978,670

        Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $5,038,250, $6,630,847 and $7,608,383, respectively.

        Reference is made to Note 5 for discussion of the sale of the Company's directional drilling business.

Note 8—Goodwill and Intangible Assets

        On December 16, 2005, the Company acquired 100% of the outstanding equity securities of Bobcat. The purchase price was approximately $51.5 million in cash plus $1.7 million in acquisition costs. The acquisition has been accounted for as a purchase, and, accordingly, the acquired assets and liabilities have been recorded at their fair value at the date of acquisition. The operating results arising from the acquisition of Bobcat since December 16, 2005 are included in the Company's statement of operations.

        The purchase price for Bobcat was allocated based on the fair value of the assets acquired and liabilities assumed, and the excess cost of $12.8 million is recorded as goodwill and is subject to an annual test of impairment as mandated by SFAS No. 142.

        In 2003, in connection with the Company's plans to dispose of its directional drilling division, management analyzed under SFAS No. 142 the carrying value of its goodwill carried on its balance sheet arising out of the 1997 acquisition of Diamondback Directional, Inc and the 1998 acquisition of Phoenix Drilling Services. This analysis resulted in a charge to operations for the year ended December 31, 2003 in the amount of approximately $1.7 million.

        Changes in the carrying amount of the Company's goodwill and intangible assets for the years ended December 31, 2005 and 2004 were as follows:

	Goodwill	Intangible assets	Accumulated amortization
Balance at December 31, 2002	$1,237,416	$—	$—

Balance at December 31, 2003	1,237,416	—	—

Balance at December 31, 2004	1,237,416	—	—
Acquisition of Bobcat
Trademarks, trade names	—	1,224,949	—
Non-compete agreements	—	2,588,988	35,466
Customer relationships	—	25,422,556	69,651
Manufacturing technical expertise	—	604,547	—
Excess cost over fair value of net assets and related deferred taxes	12,802,766	—	—

Balance at December 31, 2005	$14,040,182	$29,841,040	$105,117

        The following table summarizes the estimated amortization of the intangible assets for the next five years:

Estimated amortization expense:
For the year ended December 31, 2006	$2,557,833
For the year ended December 31, 2007	$2,557,833
For the year ended December 31, 2008	$2,522,367
For the year ended December 31, 2009	$1,694,837
For the year ended December 31, 2010	$1,694,837

Note 9—Long-Term Debt and Other Financing Arrangements

        At December 31, 2005 and 2004, long-term debt and other financing arrangements consisted of the following:

	2005	2004
Installment notes payable, monthly payments required in varying amounts through July 2007, interest at rates ranging from 2.90% to 7.17%.	$1,206,419	$2,683,384
Notes payable to General Electric Capital Corporation, quarterly payments of $1,071,429 through December 2008 with final installment of $17,142,852 due in January 2009, interest at prime plus 2.25% (9.50% at December 31, 2005).	30,000,000	7,866,667
Notes payable to General Electric Capital Corporation due in total in March 2009, interest at prime plus 6.00% (13.25% at December 31, 2005).	25,000,000	—
Revolving line of credit to General Electric Capital Corporation, interest at prime plus 0.75% (8.00% at December 31, 2005).	214,813	—

	56,421,232	10,550,051
Less:
Current portion of long-term debt (see below)	5,168,880	4,156,770

Long-term debt, less current maturities	$51,252,352	$6,393,281

        Notes payable to related parties consist of the following at December 31, 2005 and 2004:

	2005	2004
Convertible notes payable to SJCP, principal and interest due in June 2009, interest at 15%. Convertible at $7.50 per share at any time up to 30 business days following maturity	$4,900,000	$4,900,000
Convertible note payable to SJMB, principal and interest due in June 2009, interest at 15%. Convertible at $7.50 per share at any time up to 30 business days following maturity	13,700,000	13,700,000
Convertible note payable to Falcon Seaboard, principal and interest due in February 2008, interest at 15% Repaid in December 2005.	—	1,000,000
15% convertible notes payable to affiliates of SJMB and certain employees, principal and interest originally due January 2001, extended to June 2009. Convertible at $7.50 per share at anytime up to 30 business days following maturity	3,302,375	3,402,375

	21,902,375	23,002,375
Less:
Current portion of notes payable to related parties (see below)	—	—

Total long-term notes payable to related parties	$21,902,375	$23,002,375

        On December 16, 2005, the Company entered into the Senior Secured Credit Agreement with GECC, providing for a term loan and revolving and capital expenditure credit facilities in an aggregate amount of $50.0 million. The Senior Secured Credit Agreement amended, restated and modified the credit agreement the Company entered into with GECC as of September 14, 2001 and as it was amended and restated on November 14, 2004, including the amendments thereto. The Senior Secured Credit Agreement includes:

  •
  a revolving credit facility of up to $15.0 million, but not exceeding a borrowing base of 85% of the book value of eligible accounts receivable, less any reserves GECC may establish from time to time,

  •
  a term loan of $30.0 million, and

  •
  a one-year capital expenditure loan facility of up to $5.0 million, but not exceeding the lesser of 80% of the hard costs of eligible capital equipment and 75% of the forced liquidation value of eligible capital equipment, subject to adjustment by GECC.

        Eligible accounts receivable are accounts in which we have an interest excluding, among other items and, subject to certain exceptions, debtors' accounts outstanding that are not paid within the earlier of 60 days past the due date or 90 days following the original invoice date, accounts of debtors that have suspended business or commenced various insolvency proceedings and accounts to the extent the account exceeds the credit limit established by GECC in its reasonable credit judgment. GECC has the right to establish, modify and eliminate reserves against eligible accounts receivable from time to time in its reasonable judgment.

        GECC's agreement to make revolving loans expires on December 16, 2008 and its agreement to make capital expenditure loans expires on December 16, 2006, unless earlier terminated under the terms of the Senior Secured Credit Agreement.

        Interest Rates.    Initially, as of the closing, the annual interest rate on borrowings under the revolving loan facility is 0.75% above the index rate, and the annual interest rate on borrowings under the term loan and capital expenditure loan facility is 2.25% above the index rate. The index rate is a floating rate equal to the higher of (i) the rate publicly quoted from time to time by the Wall Street Journal as the prime rate, or (ii) the average of the rates on overnight Federal funds transactions among members of the Federal Reserve System plus 0.5%. The interest rate margin above the index rate may be adjusted from time to time on a quarterly basis based on the Company's ratio of its funded debt to EBITDA for the trailing twelve months prior to the determination. Subject to the absence of an event of default and fulfillment of certain other conditions, we can elect to borrow or convert any loan and pay the annual interest at the LIBOR rate plus applicable margins of 2.25% on the revolving loan and 3.75% on the term loan and capital expenditure loan. If an event of default in the nature of a failure to make any payment of principal, interest on or fees owing in respect to loans when due and payable or the commencement of bankruptcy proceedings involving us has occurred, the annual interest rate is increased by 2% and, if any other default or event of default has occurred and is continuing, GECC may elect to increase the interest rate by that amount.

        Collateral.    Advances under the Senior Secured Credit Agreement are collateralized by a senior lien against substantially all of the Company's assets.

        Use of Proceeds.    Initial borrowings under the Senior Secured Credit Agreement advanced on December 16, 2005 were $1.3 million borrowed under the revolving loan and $30.0 million under the term loan. No borrowings were made under the capital expenditure loan facility. The proceeds of the term loan were used to pay a portion of the Bobcat acquisition purchase price, related fees and expenses and repayment of substantially all Bobcat indebtedness, and approximately $2.1 million was placed in escrow for the repayment of principal and accrued interest on subordinated secured indebtedness and approximately $2.8 million was used for general corporate purposes. The outstanding balance of approximately $6.3 million under the Company's previous credit agreement with GECC was paid out of the Company's existing cash.

        Maturity of Loans.    Borrowings under the revolving loan are able to be repaid and re-borrowed from time to time for working capital and general corporate needs, subject to our continuing compliance with the terms of the agreement. Any amounts outstanding under the revolving loan are due and payable on December 16, 2008. The term loan is to be repaid in 12 consecutive quarterly installments of $1.1 million commencing January 1, 2006 with a final installment of $16.8 million due and payable on January 1, 2009. The capital expenditure loan is to be repaid in eight consecutive quarterly installments with each quarterly installment equal to 1/20th of the borrowings funded prior to the expiration of the one-year term of the facility and with a final installment in the amount of the remaining principal balance due on December 16, 2008.

        Mandatory and Voluntary Prepayments.    Borrowings under the Senior Secured Credit Agreement are subject to certain mandatory pre-payments including, among other requirements, pre-payment out of a portion of the net proceeds of any sale of stock by us in a public offering. We must apply the net proceeds from any sale of our stock, other than on exercise of existing warrants and conversion rights, occurring before December 31, 2006 to the prepayment of loans. Such cash proceeds, after deduction of underwriting discounts and commissions and other reasonable costs we incur are to be applied to the prepayment of (i) loans outstanding under our Senior Secured Credit Agreement, (ii) loans outstanding under our Second Lien Credit Agreement, and (iii) to prepay or redeem all our outstanding subordinated notes and shares of our common stock owned by St. James Capital Partners, L.P., SJMB, L.P. and other holders of our subordinated secured notes as of December 16, 2005, the shares of our common stock issued in exchange for warrants, subordinated notes and other convertible securities pursuant to the recapitalization agreements we entered into in October 2005, a fee in the amount of $274,000 owing to SJMB, L.P. and "Change of Control" payments in the aggregate amount of approximately $2.6 million we are required to make under the terms of employment agreements with certain of our employees, as the term "Change of Control" is defined in those agreements (herein, amounts to be paid under this subsection (iii) are referred to as "Junior Capital"), in the following manner:

          (A)  100% of the first $50.0 million in net proceeds received are to be applied to prepay or redeem the Junior Capital;

          (B)  net proceeds in excess of $50.0 million and up to $75.0 million are to be allocated 40% to prepay or redeem the Junior Capital, 30% to prepay loans outstanding under our Senior Secured Credit Agreement and 30% to prepay loans outstanding under our Second Lien Credit Agreement;

          (C)  net proceeds in excess of $75.0 million and up to $100.0 million are to be allocated 60% to prepay or redeem the Junior Capital, 20% to prepay loans outstanding under our Senior Secured Credit Agreement and 20% to prepay loans outstanding under our Second Lien Credit Agreement; and

          (D)  net proceeds in excess of $100.0 million are to be allocated 80% to prepay or redeem the Junior Capital, 10% to prepay loans outstanding under our Senior Secured Credit Agreement and 10% to prepay loans outstanding under our Second Lien Credit Agreement.

        To the extent the Junior Capital is paid or repurchased in full under the foregoing provisions prior to the prepayment in full of loans outstanding under our Credit Agreements, the remaining net proceeds are to be allocated 50% to loans outstanding under our Credit Agreements. If any event of default has occurred under our Senior Secured Credit Agreement and is continuing, and we have been notified in writing of such event of default (or we have been notified in writing of the equivalent event of default under the Second Lien Credit Agreement), at the time we receive the net proceeds, 100% of such net proceeds are to be allocated to the loans outstanding under our Senior Secured Credit Agreement, without application of any portion thereof to Junior Capital or loans under the Second Lien Credit Agreement.

        If the Company issues any shares of common stock, other than as described above, or any debt at any time, we are required to prepay the loans outstanding under the Senior Secured Credit Agreement in an amount equal to all such proceeds, net of underwriting discounts and commissions and other reasonable costs.

        The Company is also required to prepay annually, commencing with the fiscal year ending December 31, 2006, loans and other outstanding obligations under the Senior Secured Credit Agreement in an amount equal to seventy-five percent 75% of our excess cash flow for the immediately preceding fiscal year. Excess cash flow is defined, with respect to any fiscal year, as our net income plus depreciation, amortization and interest expense, to the extent deducted in determining net income, minus capital expenditures, minus interest expense paid or accrued and scheduled principal payments paid or payable, plus or minus, extraordinary gains or losses which are cash items not included in net income, plus taxes deducted in determining net income to the extent not paid in cash.

        Any mandatory prepayments made as provided above are to be applied substantially as follows: first, to any fees then due and payable to GECC, second, to interest then due and payable on the term loan and capital expenditure loan, pro rata between the term loan and capital expenditure loan, third, to prepay the scheduled principal installments on the term loan and capital expenditure loan, allocated pro rata between the term loan and capital expenditure loan, and applied to principal installments in inverse order of maturity, until the term loan and capital expenditure loan have been prepaid in full; fourth, to interest then due and payable on the revolving loan; and fifth, to the principal balance of the revolving loan until the same shall have been paid in full. The revolving loan is permanently reduced by the amount of any such prepayments.

        The Company may at any time prepay all or part of the term loan or capital expenditure loan, permanently reduce or terminate the capital expenditure commitment, and permanently reduce but not terminate the revolving loan commitment provided such prepayments or reductions are in the minimum amount of $500,000 and integral multiples of $250,000, subject to the payment of certain pre-payment fees declining from 1.0% in the event the termination or reduction occurs during the first year, 0.5% in the event the termination or reduction occurs during the second year, and 0.25% in the event the termination or reduction occurs during the third year of the term of the Senior Secured Credit Agreement. The Company is required to use, subject to certain exceptions, the net proceeds from the sale of any assets or the stock of any subsidiary to prepay all borrowings under the facilities. The Company is required to repay any borrowings in excess of the applicable borrowing availability, including borrowings under the term loan in excess of 70% of the forced liquidation value of eligible term loan equipment. The forced liquidation value of the eligible term loan equipment is established by appraisal conducted from time to time but not more than twice per year.

        Conditions to Advances.    Future advances are subject to the continuing accuracy of our representations and warranties as of such date (other than those relating expressly to an earlier date), the absence of any event or circumstance constituting a "material adverse effect," as defined, the absence of any default or event of default under the Senior Secured Credit Agreement, and the borrowings not exceeding the applicable borrowing availability under the Senior Secured Credit Agreement, after giving effect to such advance. A "material adverse effect" is defined to include a material adverse effect on our business, assets, operations, prospects or financial or other condition, on our ability to pay any of the loans under the Senior Secured Credit Agreement, on the collateral or on lenders liens or rights and remedies under the Senior Secured Credit Agreement. An event constituting a material adverse effect also includes a decline in the "Average Rig Count" (excluding Canada and international rigs) published by Baker Hughes, Inc. falling below 800 for 12 consecutive weeks. Further conditions to each advance under the capital expenditure facility require the delivery of evidence that the advance is in compliance with the conditions of the Senior Secured Credit Agreement with respect to amounts that may be borrowed to finance capital expenditures.

        Affirmative and Negative Covenants.    Under the Senior Secured Credit Agreement, the Company is obligated to maintain compliance with a number of affirmative and negative covenants. Affirmative covenants the Company must comply with include requirements to maintain our corporate existence and continue the conduct of the Company's business substantially as conducted in December 2005, promptly pay all taxes and governmental assessments and levies, maintain our corporate books and records, maintain insurance in form and amounts and with insurers reasonably acceptable to GECC, comply with applicable laws and regulations, maintain key man life insurance on the life of William L. Jenkins, provide supplemental disclosure to the lenders, refrain from violating the intellectual property of others, conduct our operations in compliance with environmental laws, provide a mortgage or deed of trust to the lenders granting a first lien on the Company's real estate upon the request of the lenders, and provide certificates of title on newly acquired equipment with the lender's lien noted.

        Negative covenants the Company may not violate include, among others and subject to limitations and exceptions, (i) forming or acquiring a subsidiary, (ii) merging with, acquiring all or substantially all the assets or stock of, or otherwise combining with or acquiring, another person, (iii) making an investment in or loan to another person, subject to certain exceptions for specified high grade investments so long as there are no revolving loans outstanding, (iv) incurring any indebtedness other than specified permitted indebtedness, (v) entering into any transaction with an affiliate except in the ordinary course of the Company's business and on fair and reasonable terms no less favorable than would be obtained in a comparable arm's length transaction with a non-affiliated person, (vi) making loans to its employees in amounts exceeding $50,000 individually and $250,000 in the aggregate, (vii) issuing any shares of the Company's common stock if any of its stock or the stock of a subsidiary is pledged to GECC, making any change in its business objectives or operations that could adversely affect repayment of the loans or could reasonably be expected to have or result in a material adverse effect, making any change in its capital structure, including the issuance of any stock, warrants or convertible securities or any revision in the terms of outstanding stock except for permitted payments to holders of subordinated debt and options granted under an existing or future incentive option plan, or amending its charter or by-laws in a manner that would adversely affect its duty or ability to repay the indebtedness, or engaging in any business other than that engaged in by the Company on December 16, 2005; (viii) creating or permitting to exist any liens on its properties or assets, with the exception of (x) those granted to the lenders under the Senior Secured Credit Agreement or in existence on the date of making the loan and permitted re-financings, extensions and renewals of such liens provided the indebtedness secured is not increased and the lien does not attach to any additional property, or (y) liens created after December 16, 2005 by conditional sale or other title retention agreements or in connection with purchase money indebtedness with respect to equipment and fixtures acquired in the ordinary course of business involving the incurrence of an aggregate amount of purchase money indebtedness and capital lease obligations of not more than $2.0 million outstanding at any one time or (z) liens securing the indebtedness under the Second Lien Credit Agreement, (xi) selling any of its properties or other assets, including the stock of any subsidiary, except inventory in the ordinary course of business, obsolete or unused equipment or fixtures with an appraised value not exceeding $200,000 per transaction and $500,000 per year, and other equipment and fixtures with a book value not exceeding $200,000 per transaction and $500,000 per year, (xii) breaching or failing to comply with the various financial covenants in the credit agreement, (xiii) releasing any hazardous material that would violate environmental laws or adversely impact the value of any collateral; (xiv) engaging in a sale leaseback, synthetic lease or similar transaction, (xv) making any restricted payments, including payment of dividends, stock or warrant redemptions, repaying subordinated notes, except as otherwise permitted under the Senior Secured Credit Agreement, rescission of the sale of outstanding stock, subject to certain exceptions including, among others, permitted prepayments or redemptions of Junior Capital using the net proceeds from a public offering of its common stock, payment of reasonable and customary fees to its non-employee directors, reimbursement of the reasonable expenses of St. James Capital Corp., St. James Capital Partners, L.P., SJMB, LP, and SJMB, LLC in an amount not to exceed $60,000 per year, payment of a $274,000 fee to SJMB, L.P. not later than December 31, 2006 or the date the Company complete its first public offering of common stock after December 16, 2005, and "Change of Control" payments (as "Change of Control" is defined in the employment agreements with the parties to receive the payments) on and after December 16, 2005 but before December 31, 2005 in the amount of approximately $1.1 million, and, in connection with in a contemplated public offering of shares of its common stock, in an aggregate amount not to exceed approximately $2.7 million, (xvi) purchasing any real estate in excess of $250,000, (xvii) engaging in any speculative hedging transactions; (xviii) amending or changing the terms of its subordinated debt, (xix) changing or amending the Second Lien Credit Agreement, or (xx) changing or amending the Bobcat acquisition agreement.

        The financial covenants prohibit the Company from making capital expenditures in any fiscal year commencing with the fiscal year ending December 31, 2006 in an aggregate amount exceeding $6.5 million (excluding amounts financed under its capital expenditure loan facility), plus in any subsequent period the amount by which $6.5 million exceeds the amount of capital expenditures expended in the prior period.

        Commencing with the fiscal quarter ending March 31, 2006, the Company is required to have at the end of each fiscal quarter and for the 12-month period then ended, a ratio of (a) EBITDA minus capital expenditures paid in cash during such period, excluding capital expenditures financed under the Senior Secured Credit Agreement, minus income taxes paid in cash during such period to (b) fixed charges including, with certain exceptions, the total of principal and interest payments during such period, of not less than 1.5:1.0. For the purpose of calculating the ratio for the fiscal quarters ending March 31, 2006, June 30, 2006 and September 30, 2006, EBITDA and fixed charges are to be measured for the period commencing on January 1, 2006 and ending on the last day of such fiscal quarter.

        The Company is required to have, at the end of each fiscal month, a ratio of funded debt to EBITDA as of the last day of such fiscal month and for the 12-month period then ended of not more than the following:

  •
  2.25:1.00 for the fiscal months ending on January 31, 2006 through March 31, 2006;

  •
  2.25:1.00 for the fiscal months ending on April 30, 2006 through June 30, 2006;

  •
  2.00:1.00 for the fiscal months ending on July 31, 2006 through September 30, 2006;

  •
  2.00:1.00 for the fiscal months ending on October 31, 2006 through December 31, 2006;

  •
  2.00:1.00 for the fiscal months ending on January 31, 2007 through March 31, 2007; and

  •
  1.75:1.00 for each fiscal month ending thereafter.

        The Company is required to have, at the end of each fiscal month, EBITDA for the 12-month period then ended of not less than the following:

  •
  $33,000,000 for the fiscal months ending on January 31, 2006 through March 31, 2006;

  •
  $33,000,000 for the fiscal months ending on April 30, 2006 through June 30, 2006;

  •
  $34,000,000 for the fiscal months ending on July 31, 2006 through September 30, 2006;

  •
  $34,000,000 for the fiscal months ending on October 31, 2006 through December 31, 2006; and

  •
  $35,000,000 for each fiscal month ending thereafter.

        Events of Default.    Events of default under the Senior Secured Credit Agreement include, among others and subject to certain limitations, (a) the failure to make any payment of principal, interest, or fees when due and payable or to pay or reimburse GECC for any expense reimbursable under the Senior Secured Credit Agreement within ten days of demand for payment, (b) the failure to perform the covenants under the Senior Secured Credit Agreement relating to use of proceeds, maintenance of a cash management system, maintenance of insurance, delivery of certificates of title for equipment, delivery of certain post-closing documents, and maintenance of compliance with the Senior Secured Credit Agreement's negative covenants, (c) the failure to deliver to the lenders monthly un-audited, quarterly un-audited and annual audited financial statements, an annual operating plan, and other reports, certificates and information as required by the Senior Secured Credit Agreement, (d) the failure to perform any other provision of the Senior Secured Credit Agreement (other than those set forth in (b) above) which nonperformance remains un-remedied for 20 days or more, (e) a default or breach under any other agreement or instrument to which we are a party beyond any grace period that involves the failure to pay in excess of $250,000 or causes or permits to cause indebtedness in excess of $250,000 to become due prior to its stated maturity, (f) any information in a borrowing base certificate or any representation or warranty or certificate or in any written statement report, or financial statement delivered to GECC being untrue or incorrect in any material respect, (g) a change of control, as defined, of the Company, (h) the occurrence of an event having a material adverse effect, (i) the initiation of insolvency, bankruptcy or liquidation proceedings, (j) any final judgment for the payment of money in excess of $250,000 is outstanding against the Company and is not within thirty days discharged, stayed or bonded pending appeal, (k) any material provision of or lien under any document relating to the Senior Secured Credit Agreement ceases to be valid, (l) the attachment, seizure or levy upon of the Company's assets which continues for 30 days or more, and (m) William Jenkins ceases to serve as the Company's chief executive officer, unless otherwise agreed by GECC. Upon the occurrence of a default, which is defined as any event that with the passage of time or notice or both would, unless waived or cured, become an event of default, or event of default, the lenders may discontinue making revolving loans and capital expenditure loans to the Company and increase the interest rate on all loans. Upon the occurrence of an event of default, the lenders may terminate the Senior Secured Credit Agreement, declare all indebtedness outstanding under the Senior Secured

Credit Agreement due and payable, and exercise any of their rights under the Senior Secured Credit Agreement which includes the ability to foreclose on our assets. In the event of a bankruptcy or liquidation proceeding, all borrowings under the Senior Secured Credit Agreement are immediately due and payable.

Second Lien Credit Agreement

        The Term Loan.    On December 16, 2005, the Company entered into the Second Lien Credit Agreement with GECC, providing for a term loan $25.0 million.

        Interest Rate.    The annual interest rate on borrowings under the term loan is 6.0% above the index rate. The index rate is a floating rate equal to the higher of (i) the rate publicly quoted from time to time by the Wall Street Journal as the prime rate, or (ii) the average of the rates on overnight Federal funds transactions among members of the Federal Reserve System plus 0.5%. Subject to the absence of an event of default and fulfillment of certain other conditions, we can elect to borrow or convert any loan and pay the annual interest at the LIBOR rate plus a margin of 7.5%. If an event of default in the nature of a failure to make any payment of principal of, interest on or fees owing in respect to loans when due and payable or the commencement of bankruptcy proceedings involving us has occurred, the annual interest rate is increased by 2% and, if any other default or event of default has occurred and is continuing, GECC may elect to increase the interest rate by that amount.

        Collateral.    The loan under the Second Lien Credit Agreement is collateralized by a junior lien against substantially all of the Company's assets, subordinate to the lien under the Senior Secured Credit Agreement.

        Use of Proceeds.    Initial borrowings under the Second Lien Credit Agreement advanced on December 16, 2005 of $25.0 million were used to pay a portion of the Bobcat acquisition purchase price.

        Maturity of Loan.    Outstanding borrowings under the Second Lien Credit Agreement are due and payable on March 16, 2009, unless previously repaid.

        Mandatory and Voluntary Prepayments.    Borrowings under the Second Lien Credit Agreement are subject to certain mandatory pre-payments including, among other requirements, pre-payment out of a portion of the net proceeds of any sale of stock by the Company in a public offering in a manner substantially identical to the mandatory repayment provisions out of a portion of the net proceeds of any sale of stock by the Company in a public offering under the terms of the Senior Secured Credit Agreement described above.

        If the Company issues any shares of common stock, other than as described above in a public offering of our securities, or any debt at any time, the Company is required to prepay the loans outstanding under the Second Lien Credit Agreement in an amount equal to all such proceeds, net of underwriting discounts and commissions and other reasonable costs.

        Any mandatory prepayments made as provided above are to be applied substantially as follows: first, to any fees then due and payable to GECC, second, to interest then due and payable on the loan and, third, to prepay the principal of the loan.

        The Company may at any time prepay all or part of the loan or capital expenditure loan, subject to the payment of certain pre-payment fees declining from 2.0% during the first year, 1.0% during the second year, and 0.5% in the event the termination or reduction occurs during the third year of the term of the Second Lien Credit Agreement. The Company is required to use, subject to certain exceptions, the net proceeds from the sale of any assets or the stock of any subsidiary to prepay all borrowings under the facilities.

        Closing Conditions.    Initial borrowings under the Second Lien Credit Agreement were subject to the fulfillment at or before the closing of closing conditions substantially identical to the conditions to be fulfilled in connection with the closing under the Senior Secured Credit Agreement described above.

        Affirmative and Negative Covenants.    Under the Second Lien Credit Agreement, the Company is obligated to maintain compliance with a number of affirmative and negative covenants, including financial covenants that are substantially identical to the covenants we are obligated to comply with under the terms of the Senior Secured Credit Agreement described above.

        Events of Default.    Events of default under the Second Lien Credit Agreement are substantially identical to events of default under the Senior Secured Credit Agreement described above.

Credit Agreements—General

        There can be no assurance that the Company will be able to remain in compliance with the financial and other covenants of the Senior Secured Credit Agreement and the Second Lien Credit Agreement or be able to obtain such amendments, consents or waivers with respect to potential violations of these covenants when required. The Company's inability to do so may result in it being placed in violation of those financial and other covenants. The Company can make no assurances that it will remain in compliance with our debt covenants or generate sufficient cash flows to service its debt and fund operations. Failure to comply with these debt covenants and or generate sufficient cash flow from operations could significantly impair its liquidity position and could result in GECC exercising mandatory prepayment options under the Senior Secured Credit Agreement and Second Lien Credit Agreement. Should the Company be unable to borrow funds under the Senior Secured Credit Agreement or Second Lien Credit Agreement if prepayment of those borrowings were required, the Company can make no assurances that alternative funding could be obtained.

        Reference is made to the Senior Secured Credit Agreement and the Second Lien Credit Agreement, filed as exhibits to the Company's Current Report on Form 8-K for a complete statement of the terms and conditions.

Subordinated Secured Indebtedness—Note Extensions

        In connection with the Company entering into the GECC refinancing in November 2004, the Company agreed with the holders of its outstanding subordinated secured notes to extend the maturity date of the notes from December 31, 2004 to February 13 and February 14, 2008 on $23.0 million of the total $23.9 million principal amount of the notes then outstanding. The remainder of the outstanding principal was repaid. Concurrently with the borrowings under the Senior Secured Credit Agreement and Second Lien Credit Agreement, the maturity date of approximately $21.9 million principal amount of the Company's outstanding subordinated secured promissory notes was extended to June 15, 2009 and $2.1 million of such subordinated secured notes, including accrued interest, was repaid. The notes bear interest at 15% per annum and are convertible into shares of the Company's common stock at a conversion price of $7.50 per share, subject to an anti-dilution adjustment for certain issuances of securities by the Company at prices per share of common stock less than the conversion price then in effect, in which event the conversion price is reduced to the lower price at which the shares were issued. As a condition to extend the maturity date of the notes in connection with the GECC refinancing in November 2004, the Company extended the expiration date of our 6.6 million outstanding common stock purchase warrants to December 31, 2009.

        All of the debt and interest owed under the subordinated secured promissory notes is subordinated to the Senior Credit Agreement and the Second Lien Credit Agreement and cannot be repaid until all the amounts owed pursuant to the Credit Facility have been repaid.

        Substantially all of the Company's assets are pledged as collateral for the indebtedness outstanding under the Secured Credit Agreement and the Second Lien Credit Agreement and subordinated secured promissory notes.

        Maturities of debt are as follows:

Fiscal Year
2006	$5,168,880
2007	4,602,717
2008	4,506,778
2009	64,045,232
2010	—
Thereafter	—

$78,323,607

Note 10—Commitments

        The Company leases land, office space and equipment under various operating leases. The leases expire at various dates through 2010. Rent expense from continuing operations was approximately $3,168,000, $1,760,000 and $1,648,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

        The future minimum lease payments required under noncancelable leases with initial or remaining terms of one or more years at December 31, 2005 were as follows:

Fiscal Year	Operating Leases
2006	$785,992
2007	507,397
2008	398,373
2009	240,025
2010	76,446
Thereafter	—

Total minimum lease payments	$2,008,233

        Pursuant to employment contracts, the Company expects to make success bonus payments to certain key employees concurrently with the closing of its public offering in the aggregate amount of approximately $2.6 million, of which $1.5 million is accrued as of December 31, 2005.

Note 11—Common Stock Transactions and Warrants

        In October 2005, the Company initiated a series of steps undertaken for the purpose of recapitalizing the Company through the elimination of the substantial amount of derivative securities it has outstanding, among other steps intended to be undertaken. These derivative securities include common stock purchase warrants to purchase 7,076,119 shares of the Company's common stock and $35,019,173 of principal amount and accrued interest, as of December 31, 2005, of the Company's outstanding convertible subordinated notes which, as of that date, are convertible at a conversion price of $7.50 per share into an aggregate of 4,669,223 shares of the Company's common stock.

        On October 6, 2005, the Company entered into agreements with the holders of 5,269,369 of the 7,076,119 warrants outstanding to exchange those warrants for 1,756,456 shares of the Company's common stock. Of the 5,269,369 warrants, an aggregate of 4,075,528 are held by the SJCP and SJMB, and 1,193,841 were held by the Underbrink Family Entities, which include Mr. Charles E. Underbrink. Mr. Underbrink is one of the Company's directors and is the Chairman of the general partner of SJMB and, in October 2005, was the Chairman of the general partner of SJCP. The exchange of warrants for shares of the Company's common stock by the Underbrink Family Entities was completed on October 6, 2005 resulting in the issuance of 397,947 shares, and the warrants to purchase 4,075,527 shares held by SJCP and SJMB are to be repurchased in connection with the Company's proposed public offering.

        On October 7, 2005, the Company commenced an offer to exchange shares of its common stock for its remaining outstanding 1,806,750 common stock purchase warrants. The Company offered to exchange one share of our common stock for each three warrants. Each warrant represents the right to purchase one share of the Company's common stock at an exercise price of $7.50 per share. The offer to exchange shares of the Company's common stock for warrants expired on November 14, 2005, and the Company issued 503,167 shares of its common stock in exchange for 1,509,500 common stock purchase warrants.

        The agreements with SJCP, SJMB and the Underbrink Family Entities provide that such persons will convert an aggregate of $20,277,374 of principal and all accrued interest (which amounted to $16,734,434 through December 31, 2005) on the Company's outstanding convertible subordinated notes into shares of our common stock and, provided the price they are to receive is not less than $7.50 per share, sell those shares to the Company, along with their remaining warrants, the shares issued in exchange for certain of their warrants, the shares issued on conversion of accrued interest in November 2005 and an additional 501,748 shares held by SJMB, at the closing time of the Company's proposed public offering. The purchase price paid by the Company for such shares will be the price per share it receives in the public offering less commissions and expenses of the underwriters in the offering. In addition, under the terms of a Registration Rights Agreement, the holders of $3,041,361 principal amount and accrued interest (as of December 31, 2005) on outstanding convertible subordinated notes have the right to have included 405,515 shares issuable on conversion of the principal and interest on the notes, as well as the shares of the Company's common stock issued in exchange for their warrants, in the registration statement relating to the Company's proposed public offering.

        As of December 31, 2005, the Company's certificate of incorporation permits it to issue up to 35,000,000 shares of common stock, of which 2,342,125 shares were issued and outstanding at December 31, 2005 and 1,250,415 shares were issued and outstanding at December 31, 2004. The Company has outstanding as of December 31, 2005 and 2004 common stock purchase warrants, options and convertible debt securities entitled to purchase or be converted into an aggregate of 8,019,484 and 13,382,167 shares, respectively, of the Company's common stock at exercise and conversion prices ranging from $7.50 to $26.30.

        During 2004, the Company became obligated to issue five-year warrants to purchase 802,856 shares of common stock to SJMB and related parties of SJMB exercisable at $7.50 per share in connection with the extension of their indebtedness (see Note 9). These warrants were issued in 2005.

        During 2003, the Company issued five-year warrants to purchase 518,766 of common stock to SJMB and related parties of SJMB exercisable at $7.50 per share in connection with the extension of their indebtedness (see Note 9).

        During 2002, the Company issued five-year warrants to purchase 250,000 shares of common stock to William L. Jenkins, President and Chief Executive Officer exercisable at $7.50 per share pursuant to his amended employment agreement effective January 1, 2002 and expiring December 31, 2005 and extended in March 2005 through January 1, 2008.

        During 2002, the Company issued five-year warrants to purchase 242,209 to SJMB and affiliates of SJMB exercisable at $7.50 per share in connection with the extension of their indebtedness (see Note 9).

        During 2001, the Company issued to the Chairman of SJMB, L.L.C. and to SJCP five-year warrants to purchase 70,000 and 400,000 shares, respectively, of the Company's Common Stock at exercise prices of $7.50 per share. The warrants were issued in consideration of guarantees extended to a lender by the Chairman of SJMB, L.L.C. and SJCP in connection with the Company's borrowings in 2000 and the guarantees of the Chairman of SJMB, L.L.C. and SJCP of that indebtedness.

        The warrants issued during 2004, 2003, 2002, 2001, 2000 and 1999 are subject to "Full Ratchet" anti-dilution provisions. In December of 1999, the Company issued the 14,350,000 warrants at an exercise price of $7.50. Consequently, the anti-dilution provisions on all warrants subject to the provision were triggered. Upon each adjustment of the exercise price, the holder of the warrant shall thereafter is entitled to purchase, at the exercise price resulting from the adjustment, the number of shares of common stock obtained by multiplying the exercise price in effect immediately prior to the adjustment by the number of shares purchasable prior to the adjustment and dividing the product thereof by the exercise price resulting from the adjustment. The following table summarizes information about warrants outstanding at December 31, 2005:

	SJCP Expires 12/31/09	SJMB Expires 12/31/09	Guarantor affiliated with SJCP Expires 12/31/09	Lenders affiliated with SJMB Expires 12/31/09	Falcon Seaboard Expires 12/31/09	Harris Webb & Garrison Expires 3/15/03	W. L. Jenkins Employment Agreement Expires 12/31/06	Total
Balance, 12/31/02	732,028	2,756,250	70,000	2,570,841	180,000	38,462	250,000	6,597,580
issuance		146,250		372,516				518,766

Balance, 12/31/03	732,028	2,902,500	70,000	2,943,357	180,000	38,462	250,000	7,116,347
expirations/cancelled				(1,245,623)		(38,462)		(1,284,084)
issuance				802,856				802,856

Balance, 12/31/04	732,028	2,902,500	70,000	2,500,591	180,000	—	250,000	6,635,118
exchange commitment	(488,018)	(1,788,000)						(2,276,019)
tender offer exchange			(70,000)	(2,383,341)			(250,000)	(2,703,341)

Balance, 12/31/05	244,009	1,114,500	—	117,250	180,000	—	—	1,655,759

Note 12—Income Taxes

      The (benefit)/provision for income taxes consists of the following for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Federal:
Current	$163,442	$—	$—
Deferred	—	—	—

	163,442	—	—

State:
Current	11,885	—	—
Deferred	—	—	—

	11,885	—	—

Total	$175,327	$—	$—

        The (benefit)/provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 34% to the Company's income/(loss) before income taxes, as follows:

	2005	2004	2003
Provision (benefit) at federal statutory rate	$2,850,736	$(600,587)	$(1,409,979)
State income taxes, net of federal benefit	276,689	(58,292)	(136,851)
Nondeductible expenses	86,728	103,137	105,180
Accrued liabilities and other	—	(522,358)	(117,993)
Increase (decrease) in valuation allowance	(3,038,826)	1,078,100	1,559,643

Provision (benefit) for federal income taxes	$175,327	$—	$—

        At December 31, 2005 and 2004, the Company has available federal tax net operating loss carryforwards (NOL's) of approximately $29,304,631 and $35,556,000, respectively, that unless previously utilized, expire at various dates beginning 2011 through 2024. The Company's utilization of NOL's is subject to a number of uncertainties, including the ability to generate future taxable income. In addition, the Company has been subject to a number of "ownership changes" as defined under Internal Revenue Code Section 382. As a result, Section 382 imposes additional limitations on utilization of certain of the Company's NOL's. Subsequent to the Company's proposed public offering it expects to begin paying income taxes on its taxable income.

        Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items, which comprise a significant portion of the deferred tax assets and liabilities, are as follows:

	2005	2004
Gross deferred tax assets:
Allowance for doubtful accounts receivable	$159,198	$177,342
Accrued bonuses and other	696,034	227,694
Operating loss and tax credit carryforwards	11,142,902	13,293,059
Goodwill	1,958,940	2,904,108
Valuation allowance	(6,441,690)	(14,627,450)

Gross deferred tax asset	7,515,384	1,974,753

Gross deferred tax liabilities:
Property, plant and equipment	(6,193,290)	(1,862,085)
Other	(112,669)	(112,668)
Intangible assets	(10,165,015)	—

Gross deferred tax liability	(16,470,974)	(1,974,753)

Net deferred tax asset (liability)	$(8,955,590)	$—

        The Company is required to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2005 and 2004, the Company has recorded a valuation allowance of $6,441,690 and $14,627,450 against the gross deferred tax asset.

        In assessing the realizability of deferred tax assets, management considers future reversals of existing deferred tax liabilities, projected future taxable income exclusive of temporary differences and available tax planning strategies. In 2005, the Company recorded a decrease in the valuation allowance of $8.2 million. The decrease was recorded as a $3.0 million reduction of the provision for income taxes and as a $5.2 million reduction of the deferred tax liability and goodwill associated with the acquisition of Bobcat (see Note 2).

Note 13—Income (Loss) Per Share

        The calculation of basic and diluted EPS is as follows:

	For the Year Ended 2005			For the Year Ended 2004			For the Year Ended 2003
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net income (loss) per share—basic
Income (loss) before discontinued operations and extraordinary items available to common stockholders	$8,209,187	1,428,760	$5.75	$(93,072)	1,249,953	$(.07)	$(3,621,444)	1,249,953	$(2.90)
Discontinued operations	—	1,428,760	—	(1,673,361)	1,249,953	(1.34)	(1,916,496)	1,249,953	(1.53)

Net income (loss) per share—basic	$8,209,187	1,428,760	$5.75	$(1,766,433)	1,249,953	$(1.41)	$(5,537,940)	1,249,953	$(4.43)

Net income (loss) per share—diluted
Income (loss) before discontinued operations and extraordinary items available to common stockholders	$11,670,294	2,644,308	$4.41	$(93,072)	1,249,953	$(.07)	$(3,621,444)	1,249,953	$(2.90)
Discontinued operations	—	2,644,308	—	(1,673,361)	1,249,953	(1.34)	(1,916,496)	1,249,953	(1.53)

Net loss per share—diluted	$11,670,294	2,644,308	$4.41	$(1,766,433)	1,249,953	$(1.41)	$(5,537,940)	1,249,953	$(4.43)

        The following adjustments were made to the numerators and denominators of basic and diluted earnings per share:

	Income (Numerator)	Weighted average number of outstanding shares (Denominator)	Amount per share
Basic EPS
Income available to coomon stockholders	$8,209,187	1,428,760	$5.75
Effects of dilutive securities
Options to purchase common stock		160,573
Warrants to purchase common stock		250,986
Convertible debt		803,989
Interest on convertible debt	3,461,107

Income available to common stockholders adjusted for interest expense of assumed conversion of convertible debt	$11,670,294	2,644,308	$4.41

        Options issued to purchase 1,059,800 shares of common stock and warrants to purchase 1,655,759 shares of common stock at prices ranging from $7.50 to $26.30 were outstanding during 2005. Of the 1,059,800 options outstanding during 2005, all but 500 options are exercisable at $7.50 and all of the 1,655,759 warrants are exercisable at $7.50.

        Options issued to purchase 1,059,280 shares of common stock and warrants to purchase 6,855,118 shares of common stock at price ranging from $7.50 to $66.30 were outstanding during 2004, but were not included in the computation of the 2004 diluted EPS because the effect would be anti-dilutive. There were 484,720 options to purchase common stock cancelled during 2004 that were not included in the computation of 2004 diluted EPS because the effect would be anti-dilutive

        Convertible debt instruments, including convertible interest, which would result in the issuance of 5,303,925, 5,467,769 and, 5,176,170 shares of common stock, if the conversion features were exercised, were outstanding during 2005, 2004 and 2003 respectively, but were not included in the computation of the 2005, 2004 or 2003 diluted EPS because the effect would be anti-dilutive. The conversion price of these instruments was $7.50 per share at December 31, 2005, 2004 and 2003 and remained outstanding at December 31, 2005.

Note 14—Major Customers

        Most of the Company's business activity is with customers engaged in drilling and operating oil and gas wells primarily in the major onshore and offshore oil and gas producing areas of the U.S., including offshore in the Gulf of Mexico and onshore in Alabama, Arkansas, Colorado, Louisiana, Mississippi, New Mexico, Oklahoma, Texas, Utah, and Wyoming. Substantially all of the Company's accounts receivable at December 31, 2005 and 2004 are from such customers. Performance in accordance with the credit arrangements is in part dependent upon the economic condition of the oil and natural gas industry in the respective geographic areas. The Company does not require its customers to pledge collateral on their accounts receivable.

        There were no customers from whom the Company earned in excess of 10% of its revenues during the years ended December 31, 2005, 2004 or 2003.

Note 15—Stock Options

        The 2000 Stock Incentive Plan ("2000 Incentive Plan") provides for the granting of incentive stock options or non-qualified stock options to purchase shares of the Company's common stock to key employees and non-employee directors or consultants. The 2000 Incentive Plan authorizes the issuance of options to purchase up to an aggregate of 1,750,000 shares of common stock with maximum option terms of ten years from the date of the grant. There are five types of grants that can be made under the 2000 Incentive Plan. The Discretionary Option Grant Program allows eligible individuals in the Company's employ or service (including officers and consultants) to be granted options to purchase shares of common stock at an exercise price equal to not less than the fair market value of the stock at the date of the grant. All grants made in 2000 were made under this program. The Stock Issuance Program is a non-compensatory program under which individuals in the Company's employ or service may be issued shares of common stock directly through the purchase of such shares at a price not less than the fair market value at the time of issuance or as a bonus tied to performance. The Salary Investment Option Grant Program is a compensatory program that, if activated by the plan administrator, will allow executive officers and other highly compensated employees the opportunity to apply a portion of their base salary to the acquisition of special below market stock grants. The Automatic Option Grant Program causes options to be granted automatically at periodic intervals to eligible non-employee members of the Board of Directors to purchase shares of common stock at an exercise price equal to their fair market value at the date of the grant. The Director Fee Option Grant Program is a compensatory program that, if activated by the plan administrator, would allow non-employee Board members the opportunity to apply a portion of any annual retainer fee otherwise payable to them in cash each year to the acquisition of special below market option grants.

        The Board and shareholders approved the 2000 Incentive Plan on February 11, 2000 and an amendment on February 9, 2001, respectively. At December 31, 2005, 1,954,250 shares had been granted, of which 902,000 shares were cancelled and 697,750 remained to be granted under this plan.

        The 1997 Omnibus Incentive Plan ("1997 Omnibus Plan") provides for the granting of either incentive stock options or nonqualified stock options to purchase shares of the Company's common stock to key employees responsible for the direction and management of the Company. The 1997 Omnibus Plan authorizes the issuance of options to purchase up to an aggregate of 60,000 shares of common stock, with maximum option terms of ten years from the date of grant. During 1998, the Board authorized an amendment to the 1997 Omnibus Plan to allow additional issuances of options to purchase 40,000 shares of common stock. This amendment increases the total aggregate number of shares under the 1997 Omnibus Plan to 100,000. The amendment was approved by the shareholders on February 9, 2001. At December 31, 2005 and 2004, 7,530 options were outstanding. At December 31, 2005, 92,470 options remain available to be granted. Options to purchase 35,520 shares of common stock were cancelled during 2004 and no options were cancelled during 2005.

        The 1997 Non-Employee Stock Option Plan ("1997 Non-Employee Plan") provides for the granting of nonqualified stock options to purchase shares of the Company's common stock to non-employee directors and consultants. The 1997 Non-Employee Plan authorizes the issuance of options to purchase up to an aggregate of 10,000 shares of common stock, with maximum option terms of ten years from the date of grant. During 1998, the Board authorized an amendment to the 1997 Non-Employee Plan to allow additional issuances of options to purchase 20,000 shares of common stock. This amendment increases the total aggregate number of shares under the 1997 Non-Employee Plan to 30,000. The amendment was approved by the shareholders on February 9, 2001. At December 31, 2005 and 2004, no options were outstanding, respectively. At December 31, 2005, 30,000 options remain available to be granted. Pertinent information regarding stock options is as follows:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price	Weighted Average Fair Value of Stock at Grant Date	Vesting Provisions
Options outstanding, December 31, 2002	1,745,200	$7.50-$66.30	$7.64

Options cancelled	(200,680)	$7.50	$7.50

	(200,680)
Options outstanding, December 31, 2003	1,544,520	$7.50-$66.30	$7.66

Options cancelled	(484,720)	$7.50	$7.50

	(484,720)
Options outstanding, December 31, 2004	1,059,800	$7.50-$26.30	$7.51

Options outstanding, December 31, 2005	1,059,800	$7.50-$26.30	$7.51

        The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding 12/31/05	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable 12/31/05	Weighted Average Exercise Price
$7.50	1,059,300	4.86	$7.50	1,059,300	$7.50
$26.30	500	1.24	$26.30	500	$26.30

	1,059,800	4.86	$7.51	1,059,800	$7.51

        The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004	2003
Dividend yield	0%	0%	0%
Expected life (years)	5.00	5.00	2.09
Expected volatility	118.41%	115.26%	115.11%
Risk-free interest rate	4.34%	3.70%	2.98%

Note 16—Contingencies

        The Company is the subject of various legal actions in the ordinary course of business. Management does not believe the ultimate outcome of these actions will have a materially adverse effect on the financial position, results of operations or cash flows of the Company.

        In March 2006, one of the Company's shareholders presented it with a demand for corrective action to remedy alleged breaches of fiduciary duty by William L. Jenkins, Charles E. Underbrink and James H. Harrison. The shareholder alleges that these directors breached their fiduciary duties in connection with various transactions, including the exchange of the Company's warrants for shares of its common stock in October and November 2005, the extension of the expiration date of the Company's warrants in December 2004, the Company's failure to refinance certain of its derivative securities by the end of 2004, the amendment of the Company's certificate of incorporation in December 2005 and the triggering of the change of control payment due to Mr. Jenkins in December 2005. The shareholder further alleges that these directors were interested in such transactions, that such transactions were not fair to the Company and that the St. James Partnerships, Simmons & Company International, Ron E. Whitter and another officer of the company participated in such breaches and/or aided and abetted them. The shareholder has indicated that if the Company fails to take appropriate action to remedy the breaches following the presentation of its demand, it intends to bring a derivative suit on behalf of the Company. The Company's board of directors intends to investigate this matter. However, based on information received through March 23, 2006, the Company believes these allegations are without merit and, if a suit is filed, the Company expects that it will be vigorously defended. The Company does not expect the liability, if any, resulting from this matter to have a material adverse effect on its current financial position, results of operations or cash flows.

        The St. James Partnerships, their general partners and Charles E. Underbrink, who is a Director of the Company and a director of the general partners of the St. James Partnerships were added as defendants in an amended complaint filed in March 2005 in Texas by two of the limited partners of the St. James Partnerships. The action was originally instituted in December 2004 against the auditors of the St. James Partnerships. The plaintiffs brought the action as a class action on behalf of all the limited partners of the St. James Partnerships and are seeking class action certification. No claim has been asserted against the Company and the Company is not a defendant in the action. However, the complaint and the amended complaint in the action contain allegations that the Company participated with Mr. Underbrink in actions the plaintiffs allege were fraudulent and constituted securities violations. The Company has not concluded that it is probable that a claim will be asserted against it and does not believe that if a claim is asserted that there is a reasonable possibility that the outcome would be unfavorable to the Company or that any resulting liability would be material to the Company's financial condition.

Note 17—Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

        Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, Current Portion of Long-Term Debt and Accounts Payable—The carrying amount is a reasonable estimate of the fair value because of the short maturity of these instruments.

        Long-Term Debt—The carrying value of the Company's long-term debt approximates fair value due to the variable nature of the interest rate and the interest rate reset periods.

        Related Party Debt—Management is unable to estimate the fair value of the Company's related party debt. This debt is due in 2009 but is subject to subordination to the Company's senior debt. The debt and accumulated accrued interest in aggregate is carried at a book value of $40.1 million in the statement of financial position at December 31, 2005. This debt is convertible at a conversion price of $7.50 per share, which is significantly below the market price of the Company's common stock at December 31, 2005, and it is significantly below the Company's expectations for the price per share to be received in the planned public equity offering. While the Company is unable to estimate the fair value of its related party debt, the Company reasonably believes it exceeds the book value because of its convertibility.

Note 18—Employee Benefit Plan

        The Company maintains a Retirement Savings Plan (the 401(k) Plan) for its employees, which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company's contributions to the 401(k) Plan are discretionary. Employees vest in their contributions immediately and vest in the Company's contributions ratably over six years. The Company made no contributions to the 401(k) Plan for the years ended December 31, 2005, 2004, and 2003.

Note 19—Segment and Related Information

        With the acquisition of Bobcat, the Company currently conducts its business through two operating segments as described below. The Company included operating results from its acquisition of Bobcat subsequent to its acquisition on December 16, 2005:

        Wireline Segment.    The Company's wireline segment, which accounted for 99.0% of its revenues for the year ended December 31, 2005, operated a fleet of 51 cased-hole wireline trucks and 15 offshore wireline skids and three P&A packages as of December 31, 2005. All of the Company's wireline trucks and offshore skids are equipped with top-of-the-line computer systems. The Company primarily provides services in cased-hole environments. Cased-hole wireline services are performed during and after the completion of the well, and from time to time thereafter during the life of the well. Wireline services are performed using a wire cable that is lowered from a truck or skid into a well with various types of tools and instruments attached to the end of the cable. Once in the well, the instruments can transmit data back to a computer system in the truck or skid for analysis. Specific wireline services include: logging services such as cement bond evaluation, production logging and other measurements; pipe recovery services; and perforating and mechanical services such as setting plugs and packers. Other services in the wireline segment include plug and abandonment ("P&A") services, which are used at the end of a well's productive life, and tubing conveyed perforating ("TCP"), which is a method of perforating the casing in order to open the flow path in a well for hydrocarbons. The Company operates four P&A packages in connection with its P&A services.

        Well Intervention Segment.    The Company's well intervention segment accounted for 1% of revenues for the year ended December 31, 2005. The Company included well intervention revenues from the date of acquisition on December 16, 2005 only. The Company operated a fleet of 14 snubbing units as of December 31, 2005. The Company primarily provides snubbing services utilizing specialized high pressure snubbing equipment that allows an operator to service a well without using other more disruptive means to control the pressure in the well. The Company's well intervention segment also includes other related oil field services, such as freezing services, hot tapping services, rental tools and fishing services.

2005	Wireline	Well Intervention	Total
Segment revenues	$72,897,743	$769,180	$73,666,923
Segment operating and sg&a expenses	52,480,688	634,097	53,114,785
Segment depreciation and amortization	4,974,681	233,635	5,208,316
Segment operating income	15,442,374	(98,552)	15,343,822
Segment assets	39,140,833	53,537,537	92,678,370
Segment goodwill	1,237,416	12,802,766	14,040,182

Note 20—Quarterly Financial Data (Unaudited)

	Sales	Income (loss) from operations	Income (loss) before discontinued operations	Income (loss) before discontinued operations per share	Net income (loss)	Net income (loss), per share
2005(1)
First Quarter	$14,447,772	$1,597,335	$646,304	$0.61	$646,304	$0.61
Second Quarter	19,700,482	4,963,767	3,799,015	1.89	3,799,015	1.89
Third Quarter	17,421,589	3,353,162	2,273,007	1.28	2,223,728	1.26
Fourth Quarter	22,097,080	5,429,558	1,666,188	0.79	1,540,140	0.75

	$73,666,923	$15,343,822	$8,384,514	$4.48	$8,209,187	$4.41

2004
First Quarter	$10,539,320	$(386,047)	$(1,675,622)	$(1.34)	$(3,012,079)	$(2.41)
Second Quarter	13,170,348	922,411	(266,031)	(0.21)	(420,742)	(0.34)
Third Quarter	14,950,787	2,188,164	951,364	0.76	847,626	0.68
Fourth Quarter	15,026,382	1,905,415	897,217	0.71	818,762	0.66

	$53,686,837	$4,629,943	$(93,072)	$(0.07)	$(1,766,433)	$(1.41)

(1)
All quarter per share calculations include addback of interest on convertible debt as well as effect of dilutive securities (see Note 13).

Report of Independent Registered Public Accounting Firm

Board of Directors
Bobcat Pressure Control, Inc.:

        We have audited the accompanying consolidated balance sheets of Bobcat Pressure Control, Inc. (an Oklahoma corporation) and Subsidiary as of September 30, 2005 and December 31, 2004 and the related consolidated statements of operations, stockholder's equity, and cash flows for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bobcat Pressure Control, Inc. and Subsidiary as of September 30, 2005 and December 31, 2004, and the consolidated results of their operations and their cash flows for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Houston, Texas
February 6, 2006

Bobcat Pressure Control, Inc.

Consolidated Balance Sheets

September 30, 2005 and December 31, 2004

	September 30, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$661,045	$130,637
Accounts receivable, net of allowance of $447,840 and $—	7,782,910	3,122,051
Other current assets	11,809	18,980
Prepaid expenses	257,844	264,270

Total current assets	8,713,608	3,535,938
Inventories	351,884	207,003
Property, plant and equipment, less accumulated depreciation of $2,524,388 and $1,533,045	10,838,026	8,416,975
Other assets	277,595	85,783
Intangible asset, net of accumulated amortization of $412,936 and $289,055	1,238,806	1,362,687

Total assets	$21,419,919	$13,608,386

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$2,967,105	$687,783
Accrued salaries and vacation	446,430	182,533
Other accrued expenses	2,109,820	1,243,541
Current maturities of long-term debt	1,114,986	1,087,924
Accrued interest payable to related parties	—	15,978
Notes payable to related parties	431,314	506,436
Deferred revenue	101,535	25,537

Total current liabilities	7,171,190	3,749,732
Long-term debt, less current maturities	3,155,255	4,064,261
Notes payable to related parties	714,536	1,041,203
Deferred income taxes	2,313,898	983,768

Total liabilities	13,354,879	9,838,964

Commitments and contingencies
Stockholder's equity:
Preferred stock, $.001 par value, 100,000 shares authorized, -0- and 92,890 shares issued and outstanding at September 30, 2005 and December 31, 2004, respectively	—	93
Common stock, $.01 par value, 212,625 shares authorized, 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	68,735	161,622
Deferred compensation	(18,285)	(20,114)
Retained earnings	8,013,590	3,626,821

Total stockholder's equity	8,065,040	3,769,422

Total liabilities and stockholder's equity	$21,419,919	$13,608,386

The accompanying notes are an integral part of these consolidated financial statements.

Bobcat Pressure Control, Inc.

Consolidated Statements of Operations

For the Nine Months Ended September 30, 2005 and the
Years Ended December 31, 2004 and 2003

		Year ended December 31,
	Nine months ended September 30, 2005
		2004	2003
Revenues	$21,704,482	$16,223,721	$7,806,232
Operating costs	9,748,675	7,296,578	3,479,568
Selling, general and administrative expenses	3,393,941	3,023,653	1,342,312
Depreciation and amortization	1,115,224	1,010,419	636,103

Income from operations	7,446,642	4,893,071	2,348,249
Interest expense	354,237	605,586	563,322
Net loss (gain) on sale of fixed assets	20,133	24,655	(285)
Other expense (income)	4,603	13,538	(10,600)

Income before provision for income taxes	7,067,669	4,249,292	1,795,812
Provision for income taxes	2,680,900	1,611,146	701,496

Net income	$4,386,769	$2,638,146	$1,094,316

The accompanying notes are an integral part of these consolidated financial statements.

Bobcat Pressure Control, Inc.

Consolidated Statement of Stockholder's Equity

For the Nine Months Ended September 30, 2005 and the
Years Ended December 31, 2004 and 2003

	Preferred Stock		Common Stock
					Deferred Compensation	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Par Value	Shares	Par Value
Balance, January 1, 2003	—	$—	100,000	$1,000	$—	$175,509	$(105,641)	$70,868
Return land originally contributed by stockholder	—	—	—	—	—	(64,902)	—	(64,902)
Issuance of preferred stock and exchange of note payable for the acquisition of Bobby Joe Cudd Company	92,980	93	—	—	—	26,634	—	26,727
Issuance of stock warrants	—	—	—	—	(24,381)	24,381	—	—
Amortization of stock warrants	—	—	—	—	1,829	—	—	1,829
Net income	—	—	—	—	—	—	1,094,316	1,094,316

Balance, December 31, 2003	92,980	93	100,000	1,000	(22,552)	161,622	988,675	1,128,838
Amortization of stock warrants	—	—	—	—	2,438	—	—	2,438
Net income	—	—	—	—	—	—	2,638,146	2,638,146

Balance, December 31, 2004	92,980	93	100,000	1,000	(20,114)	161,622	3,626,821	3,769,422
Retirement of preferred stock	(92,980)	(93)	—	—	—	(92,887)	—	(92,980)
Amortization of stock warrants	—	—	—	—	1,829	—	—	1,829
Net income	—	—	—	—	—	—	4,386,769	4,386,769

Balance, September 30, 2005	—	$—	100,000	$1,000	$(18,285)	$68,735	$8,013,590	$8,065,040

The accompanying notes are an integral part of these consolidated financial statements.

Bobcat Pressure Control, Inc.

Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2005 and the
Years Ended December 31, 2004 and 2003

		Year ended December 31,
	Nine months ended September 30, 2005
		2004	2003
Cash Flows from Operating Activities
Net income	$4,386,769	$2,638,146	$1,094,316
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	991,343	845,245	512,222
Amortization	123,881	165,174	123,881
Amortization of stock warrants	1,829	2,438	1,829
Accretion of discount on warrant holder note	—	41,028	3,327
Allowance for bad debts	447,840	—	—
Deferred income taxes	1,164,429	202,771	462,744
Loss (gain) on sale of fixed assets	20,133	24,655	(285)
Changes in operating working capital:
Increase in accounts receivable	(5,108,699)	(989,351)	(1,676,576)
Increase in inventory	(144,881)	(54,310)	(46,900)
(Increase) decrease in prepaid and other assets	(12,514)	147,330	(365,079)
Increase in accounts payable and accrued expenses	3,409,498	722,715	824,626
Increase (decrease) in deferred revenue	75,998	(52,749)	78,286
Increase (decrease) in interest payable	(15,978)	(26,641)	42,619

Net cash provided by operating activities	5,339,648	3,666,451	1,055,010
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(3,491,055)	(3,438,535)	(1,167,945)
Net cash paid upon acquisition of Superior Snubbing Service, Inc.	—	—	(3,522,096)
Proceeds from sale of fixed assets	58,528	29,250	66,154

Net cash used in investing activities	(3,432,527)	(3,409,285)	(4,623,887)
Cash Flows from Financing Activities
Borrowings from long-term debt	193,981	6,862,890	7,476,710
Repayments of long-term debt	(1,477,714)	(7,022,889)	(3,874,363)
Repurchase of preferred stock	(92,980)	—	—

Net cash (used in) provided by financing activities	(1,376,713)	(159,999)	3,602,347

Net increase in cash and cash equivalents	530,408	97,167	33,470
Cash and cash equivalents at beginning of period	130,637	33,470	—

Cash and cash equivalents at end of period	$661,045	$130,637	$33,470

Supplemental disclosure of cash flow information:
Cash paid for interest	$370,214	$588,893	$517,377
Cash paid for income taxes	$781,100	$637,620	$20,000
Assets acquired and borrowings from Superior Snubbing Service, Inc. shareholder	$—	$—	$2,000,000
Issuance of preferred stock for acquisition of Bobby Joe Cudd Company	$—	$—	$16,418

The accompanying notes are an integral part of these consolidated financial statements.

Bobcat Pressure Control, Inc.

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2005 and the
Years Ended December 31, 2004 and 2003

Note 1—General Information

        Bobcat Pressure Control, Inc. (the "Company") is an oil and gas well service company providing primarily hydraulic workover services, commonly known as "snubbing," to oil and gas well operators. Snubbing services permit an operator of a well to repair damaged casing, production tubing and downhole production equipment in high pressure, "live well" environments. The Company also provides wellhead freezing services, hot tapping well access services, and rental tool services. The Company's services are provided throughout the Mid-Continent area of the United States, but primarily in Oklahoma and northern Texas.

        On December 16, 2005, all of the equity of the Company was purchased by Warrior Energy Services Corporation.

Note 2—Significant Accounting Policies

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Bobby Joe Cudd Company ("BJCC"). All significant intercompany accounts and transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

        Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had $375,845 and $—0- in bank accounts at September 30, 2005 and December 31, 2004, respectively, in excess of the Federal Deposit Insurance Corporation insured limits.

        Allowance for Doubtful Accounts—The allowance for doubtful accounts is an estimate of losses in the Company's accounts receivable. Management of the Company continually monitors the accounts receivable from its customers for any collectability issues. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance. Provisions for bad debts and recoveries on accounts previously charged-off are added to the allowance. All accounts outstanding more than 30 days are considered past due.

        Inventories—Inventories consist of operating supplies and are carried at the lower of cost or market. Cost is determined using the first in, first out method.

        Property, Plant and Equipment—Property, plant and equipment is stated at cost. The cost of maintenance and repairs is charged to expense when incurred; the cost of betterments is capitalized. The cost of assets sold or otherwise disposed of and the related accumulated depreciation are removed from the accounts and the gain or loss on such disposition is included in income. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. At September 30, 2005 and December 31, 2004 significantly all of the property, plant and equipment have been pledged as collateral for the Company's borrowings (see Note 7).

        Intangible Assets—Intangible assets consist of customer relationships that are amortized on a straight-line basis over their estimated useful life of 10 years.

        Long-Lived Assets—In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows over the life of the assets are less than the asset's carrying amount. If an impairment exists, the amount of such impairment is calculated based on projections of future discounted cash flows. These projections use a discount rate and terminal value multiple that would be customary for evaluating current oil and gas service company transactions.

        The Company considers external factors in making its assessment. Specifically, changes in oil and natural gas prices and other economic conditions surrounding the industry, consolidation within the industry, competition from other oil and gas well service providers, the ability to employ and maintain a skilled workforce and other pertinent factors are among the items that could lead management to reassess the realizability and/or amortization periods of its long-lived assets.

        Revolving Loan—The Company's revolving loan requires a lock-box arrangement. This arrangement, combined with the existence of a subjective acceleration clause in the revolving loan, requires the classification of outstanding borrowings under the revolving loan as a current liability.

        Income Taxes—The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

        Revenue Recognition—The Company derives revenues from performance of services and the sale of equipment. Service revenues are recognized at the time services are performed. The Company's sales are typically not subject to rights of return and, historically, sales returns have not been significant. Deferred revenue, net of deferred related cost of sales, is recorded as unearned revenues in Deferred revenue in the Company's consolidated balance sheets based upon the relative days completed on the job to total required.

        Advertising Costs—The Company expenses advertising costs as incurred. Advertising expense for the period ended September 30, 2005 and the years ended December 31, 2004 and 2003 was $67,213, $95,920 and $65,470.

        Recent Accounting Pronouncements—On December 21, 2004, FASB Staff Position (FSP) FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, was issued. FSP FAS 109-1 clarifies that this tax deduction should be accounted for as a special deduction in accordance with Statement 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the date of enactment. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return beginning in 2005. As regulations are still pending, the Company has not been able to quantify the impact.

        In November 2004, the Financial Accounting Standards Board issued Statement 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, which is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The amendments made by Statement 151 require that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company does not believe that the adoption of Statement 151 will have a significant effect on its financial statements.

        In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (revised December 2003) ("FIN 46(R)"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46(R) are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine if a business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity for which either: the equity investors (if any) do not have a controlling financial interest; or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46(R) requires that all enterprises with a significant variable interest in a VIE make additional disclosures regarding their relationship with the VIE. The interpretation requires public entities to apply FIN 46(R) to all entities that are considered Special Purpose Entities in practice and under the FASB literature that was applied before the issuance of FIN 46(R). The adoption of FIN 46(R) had no effect on the Company's financial statements.

Note 3—Acquisition of Superior Snubbing Service, Inc. and Bobby Joe Cudd Company

Superior Snubbing Service, Inc.

        On March 20, 2003, the Company acquired substantially all the property and equipment of Superior Snubbing Service, Inc. ("Superior"). Superior provided oil and gas well snubbing services in north central Texas. The aggregate purchase price was $5,522,096, including $3,250,000 of cash and subordinate debt of $2,000,000 to the shareholder who is now a vice president of the Company. In addition, there was $272,096 of legal and professional fees incurred for the acquisition. The acquisition has been accounted for as a purchase, and, accordingly, the acquired assets have been recorded at their estimated fair values at the date of acquisition. The operating results arising from the acquisition are included in the consolidated statements of operations from the acquisition date. The value of the property and equipment of $3,861,500 was determined based on a third-party valuation appraisal.

        The following table summarizes the estimated fair values of the assets acquired and direct costs of the acquisition at the date of acquisition (March 20, 2003):

Property and equipment	$3,861,500
Intangible asset	1,651,742
Other assets	8,854

Total assets acquired	$5,522,096

        Purchased intangible asset valued at $1,651,742 has a useful life of 10 years. The intangible asset that makes up that amount is customer relationships. The purchase price was allocated based on the fair value of the assets acquired.

Bobby Joe Cudd Company

        On March 20, 2003, the Company also acquired 100% of the outstanding common stock of BJCC from its sole shareholder, who is also the president and sole shareholder of the Company, by the issuance of preferred stock and the conversion of a note payable by the Company to the sole shareholder for preferred stock. The results of BJCC's operations have been included in the consolidated financial statements since the date of acquisition. BJCC is an oilfield fishing and rental tool company operating in western Oklahoma. BJCC was acquired in conjunction with the acquisition of the oilfield snubbing equipment noted above.

        The assets and liabilities of BJCC were transferred to the Company at the predecessor's basis. This value was supported by a third-party appraisal of the equipment at the date of acquisition.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (March 20, 2003):

Current assets	$344,191
Property and equipment	1,228,153
Other assets	180,246

Total assets acquired	1,752,590
Current liabilities	755,484
Long-term debt	838,688
Deferred income taxes	142,000

Total liabilities assumed	1,736,172

Net assets acquired	$16,418

        Upon acquiring the stock of BJCC, an agreement was entered into by the stockholder and Petro Capital, LP that sets forth how members of the Board of Directors are appointed. The agreement gave Petro Capital, LP the right to appoint two members to the Board of Directors, the stockholder the right to appoint two members and these four members of the Board the right to appoint one additional member.

        On a pro forma basis, the Company would have realized revenue of $9,440,000 and net income of $1,780,000 for the year ended December 31, 2003 had the acquisitions occurred on January 1, 2003.

Note 4—Intangible Asset

        Changes in the carrying amount of the Company's intangible asset for the nine month period ended September 30, 2005 and the years ended December 31, 2004 and 2003 were as follows:

	Intangible asset	Accumulated amortization
Balance at January 1, 2003	$—	$—
Acquisition of Superior Snubbing Service, Inc.	1,651,742	—
Amortization	(123,881)	(123,881)

Balance at December 31, 2003	1,527,861	(123,881)
Amortization	(165,174)	(165,174)

Balance at December 31, 2004	1,362,687	(289,055)
Amortization	(123,881)	(123,881)

Balance at September 30, 2005	$1,238,806	$(412,936)

        The following table summarizes the carrying amount and amortization of the intangible asset as of September 30, 2005:

	Gross carrying amount	Accumulated amortization
Amortized asset:
Customer relationships	$1,651,742	$(412,936)

	$1,651,742	$(412,936)

Aggregate amortization expense:
For the year ended December 31, 2003		$123,881
For the year ended December 31, 2004		165,174
For the nine month period ended September 30, 2005		123,881
Estimated amortization expense:
For the three month period ending December 31, 2005		$41,293
For the year ending December 31, 2006		165,174
For the year ending December 31, 2007		165,174
For the year ending December 31, 2008		165,174
For the year ending December 31, 2009		165,174
For the year ending December 31, 2010 and thereafter		536,817

Note 5—Related Party Transactions

        The Company has executed notes payable to Bobby Joe Cudd and Bill Benedick both of which are related parties. Mr. Cudd is the sole stockholder of the Company and a member of the board of directors. Mr. Benedick is a warrant holder, an officer of the Company and a member of the board of directors. At September 30, 2005 and December 31, 2004 notes due to related parties totaled

$1,145,850 and $1,547,639, respectively. The notes bear interest ranging from 8% to 12%. Interest expense and accrued interest associated with these notes were as follows:

		Years ended December 31,
	Nine months Ended September 30, 2005
		2004	2003
Interest expense	$83,385	$331,952	$473,525
Accrued interest	$—	$15,978	$42,619

        During the nine months ended September 30, 2005, the Company made principal payments of $100,000 to Mr. Cudd, which repaid his note in full. Mr. Cudd has personally guaranteed $1,000,000 of the Comerica Bank credit facility.

        In March 2003, the Company acquired the assets of Superior from Mr. Benedick for approximately $5.3 million, including a note payable to Mr. Benedick in the original amount of $2,000,000. During the nine months ended September 30, 2005, the Company made principal payments of $301,789 to Mr. Benedick reducing the balance of the note to $1,145,850 as of September 30, 2005. In connection with the Company's acquisition of Superior from Mr. Benedick, Mr. Benedick received common stock purchase warrants for 11.7% of the outstanding common stock of the Company. The warrant exercise price per share is equal to $1,000 divided by the number of shares being purchased and expires in 2013 if not exercised. The warrants are recorded as deferred compensation and are being accreted to compensation expense over the life of 10 years.

        The Company financed a portion of the purchase price for the March 2003 purchase of Superior with borrowings of $4 million from Petro Capital, LP ("Petro Capital"). These borrowings were repaid in 2004. In connection with the financing, Petro Capital received the right to appoint one board member, Rosser Newton, and Petro Capital received common stock purchase warrants for 29.5% of the outstanding common stock of the Company. The warrant exercise price per share is equal to $1,000 divided by the number of shares being purchased and expires in 2013 if not exercised. The warrants are recorded as a discount on the borrowings from Petro Capital and are being accreted over the life of 10 years. The Company recorded $—0-, $41,028 and $3,327 of accretion expense related to these warrants during the nine months ended September 30, 2005 and years ended December 31, 2004 and 2003.

        In connection with his employment agreement, Steven Johnson, the Company's Chief Financial Officer and a member of the board of directors, received common stock purchase warrants for 9.8% of the outstanding common stock of the Company. The warrant exercise price per share is equal to $1,000 divided by the number of shares being purchased and expires in 2013 if not exercised. The warrants are recorded as deferred compensation and are being accreted to compensation expense over the life of 10 years.

        In lieu of exercising the warrants by payment of cash, the warrant holders can elect to receive common shares equal to the value of the warrants. The number of shares of common stock to be received in exchange for a warrant is based on a formula that considers the number of shares for which the warrant is being exercised times the fair market value of a share less the exercise price of a share.

The result is then divided by the fair market value of one share of common stock. The formula is intended to provide the warrant holder the same ownership interest in the Company as if the holder paid the exercise price in cash.

        The warrants were issued to provide the warrant holders the same ownership interest in the Company as if the holder paid the exercise price in cash. The fair value of the warrants was calculated using a Black-Scholes pricing model, with a common value per share based on the equity balance at December 31, 2003. The warrants were granted primarily as a means for the holders to capitalize on future earnings potential of the Company; however, this potential was not quantifiable at the grant date, and therefore management assumed that the equity balance at December 31, 2003 was a fair assessment of current value of the Company.

        At September 30, 2005, none of the warrants had been exercised.

        The Company leases two sales offices under operating leases with Mr. Cudd. The leases expire in 2009. Lease payments for the nine months ended September 30, 2005 and years ended December 31, 2004 and 2003 were $46,800, $46,600 and $27,000, respectively.

        The Company leases a sales office under an operating lease with Mr. Benedick. The lease expires in 2009. Lease payments for the nine months ended September 30, 2005 and years ended December 31, 2004 and 2003 were $78,429, $76,500 and $—0-, respectively.

        During the nine months ended September 30, 2005, 92,980 shares of preferred stock of the Company were repurchased from Mr. Cudd at an aggregate price of $92,980.

        The President guarantees indebtedness in the amount of $1,000,000 from the Company to Comerica Bank on behalf of the Company.

        See Notes 7 and 9 for financing arrangements and equity transactions with related parties.

Note 6—Property, Plant and Equipment

        Property, plant and equipment include the following at September 30, 2005 and December 31, 2004:

	2005	2004
Land and building	$275,769	$175,236
Vehicles	1,552,625	1,181,118
Operating equipment	11,322,967	8,472,369
Office equipment	211,053	121,297

	13,362,414	9,950,020
Less accumulated depreciation	(2,524,388)	(1,533,045)

Net property, plant & equipment	$10,838,026	$8,416,975

        Depreciation expense for the nine months ended September 30, 2005 and years ended December 31, 2004 and 2003 was $991,343, $845,245 and $512,222, respectively.

Note 7—Long-Term Debt and Other Financing Arrangements

        At September 30, 2005 and December 31, 2004 long-term debt and other financing arrangements consisted of the following:

	2005	2004
Installment notes payable, monthly payments required in varying amounts through June 2009, interest at rates ranging from 0% to 4.9%.	$471,753	$552,400
Notes payable to Communications Credit Union, monthly payments of $788 through September 2006, interest payable at 7.75%.	—	15,270
Notes payable to Comerica Bank, monthly payments of $75,000 plus accrued interest through June 2009, interest at prime plus 2.0% (8.5% at September 30, 2005).	3,375,000	4,050,000
Notes payable to Premium Financing, monthly payments of $7,964 through December 2005, interest at 10.33%.	23,488	—
Notes payable to CNB, monthly payments of $430 through September 2006, interest at 9.5%.	—	8,275
Revolving line of credit to Comerica Bank, interest at prime plus 2.0%.	400,000	526,240

	4,270,241	5,152,185
Less: current portion of long-term debt	(1,114,986)	(1,087,924)

Long-term debt, less current maturities	$3,155,255	$4,064,261

        Notes payable to related parties consist of the following at September 30, 2005 and December 31, 2004:

	2005	2004
8%, note payable to Bill Benedick, principal and interest due March 2008	$1,145,850	$1,447,639
8.5%, note payable to Bobby Joe Cudd, principal and interest due March 2006	—	100,000

	1,145,850	1,547,639
Less: current portion of notes payable to related parties	(431,314)	(506,436)

Long-term debt to related parties	$714,536	$1,041,203

        On June 2004, the Company entered into the Credit Agreement with Comerica Bank providing for the extension of revolving and term credit facilities to the Company aggregating up to $5.5 million. The Credit Agreement includes a revolving loan of up to $2 million, but not exceeding 80% of eligible accounts receivable and a term loan of $4.5 million. Eligible accounts are defined to exclude, among other items and subject to certain exceptions, accounts outstanding of debtors that are more than

60 days overdue or 90 days following the original invoice date and of debtors that have suspended business or commenced various insolvency proceedings and accounts with reserves established against them to the extent of such reserves as Comerica Bank may set from time to time in its reasonable credit judgment. The interest rate on borrowings under the revolving loan is 2% above a base rate and on borrowings under the term loan is 2% above the base rate. The base rate is the higher of (i) the rate publicly quoted from time to time by the Wall Street Journal as the base rate on corporate loans posted by at least 75% of the nation's thirty largest banks, or (ii) the average of the rates on overnight Federal funds transactions by members of the Federal Reserve System, plus 0.5%. If an event of default has occurred, the interest rate is increased by 5%. Advances under the Credit Agreement are collateralized by a senior lien against substantially all of the Company's assets. The Credit Agreement expires on June 2009.

        Borrowings under the revolving loan are able to be repaid and re-borrowed from time to time for working capital and general corporate needs, subject to the Company's continuing compliance with the terms of the agreement, with the outstanding balance of the revolving loan to be paid in full at the expiration of the Credit Agreement on June 2007. The term loan is to be repaid in 60 monthly installments of $75,000 principal plus accrued interest.

        The Company's revolving loan requires a lock-box arrangement. This arrangement, combined with the existence of a subjective acceleration clause in the revolving loan, requires the classification of outstanding borrowings under the revolving loan as a current liability.

        Borrowings under the Credit Agreement may be prepaid or the facility terminated or reduced by the Company at any time subject to the payment of certain pre-payment fees declining from 1.5% to .5% in the event the termination or reduction during the first, second or third year of the term of the Credit Agreement. The Company is required to prepay borrowings out of the net proceeds from the sale of any assets, subject to certain exceptions, or the stock of any subsidiary, the net proceeds from the sale of any stock or debt securities by the Company, and any borrowings in excess of the applicable borrowing availability, including borrowings under the term loan in excess of 70% of the forced liquidation value of eligible term loan equipment. The forced liquidation value of the eligible term loan equipment is established by appraisals conducted from time to time but not more than twice per year.

        In connection with entering into the Comerica Bank Credit Agreement, the Company agreed with the holders of certain notes to subordinate the payment of such promissory notes to the full repayment of Comerica Bank.

        Substantially all of the Company's assets are pledged as collateral for the indebtedness outstanding under the Credit Agreement with Comerica Bank and subordinated secured promissory notes. The President guarantees indebtedness in the amount of $1,000,000 from the Company to Comerica Bank on behalf of the Company.

        Maturities of debt are as follows:

For the three month period ending December 31, 2005	$836,012
For the year ending December 31, 2006	1,524,581
For the year ending December 31, 2007	1,526,203
For the year ending December 31, 2008	1,071,218
For the year ending December 31, 2009	458,077
For the year ending December 31, 2010 and thereafter	—

Total long-term and related party debt	$5,416,091

Note 8—Commitments and Contingencies

Commitments

        The Company leases land, office space and equipment under various operating leases. The leases expire at various dates through 2009. Rent expense from continuing operations was approximately $152,229 for the nine months ended September 30, 2005.

        The future minimum lease payments required under non-cancelable leases with initial or remaining terms of one or more years at September 30, 2005 were as follows:

Operating Leases
For the three month period ending December 31, 2005	$45,600
For the year ending December 31, 2006	180,900
For the year ending December 31, 2007	164,400
For the year ending December 31, 2008	164,400
For the year ending December 31, 2009	64,100
For the year ending December 31, 2010 and thereafter	—

Total minimum lease payments	$619,400

Contingencies

        The Company is the subject of various legal actions in the ordinary course of business. Management does not believe the ultimate outcome of these actions will have a materially adverse effect on the financial position, results of operations or cash flows of the Company. There was one outstanding contingency at September 30, 2005, relating to Centre Partners Management LLC ("Centre"). This case was subsequently settled upon acquisition of the Company by Warrior Energy Services Corporation for $500,000, which was paid by Warrior Energy Services Corporation to Centre.

Note 9—Common Stock Transactions and Warrants

        As of September 30, 2005, the Company's certificate of incorporation permits it to issue up to 212,625 shares of common stock, of which 100,000 shares were issued and outstanding at September 30, 2005. The Company has outstanding as of September 30, 2005 common stock purchase warrants entitled to purchase or be converted into an aggregate of 109,952 shares of the Company's common stock. The exercise price per share is equal to $1,000 divided by the number of shares being purchased and expires in 2013 if not exercised.

        At September 30, 2005, none of the warrants have been exercised.

        As of September 30, 2005, the Company's certificate of incorporation permits it to issue up to 100,000 shares of preferred stock, of which no shares were issued and outstanding at September 30, 2005.

        During the nine months ended September 30, 2005, the preferred stock of the Company was repurchased from Mr. Cudd at an aggregate price of $92,980.

Note 10—Income Taxes

        The provision for income taxes consists of the following for the nine months ended September 30, 2005 and years ended December 31, 2004 and 2003:

	2005	2004	2003
Federal:
Current	$1,410,506	$1,361,177	$228,906
Deferred	1,164,429	202,771	462,744

	2,574,935	1,563,948	691,650
State:
Current	105,965	47,198	9,846

Provision for income taxes	$2,680,900	$1,611,146	$701,496

        The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 34% to the Company's income before income taxes, as follows:

	2005	2004	2003
Provision computed at federal statutory rate	$2,403,007	$1,444,759	$610,576
State income taxes	69,937	31,151	6,498
Nondeductible expenses	108,879	114,966	35,359
Other	99,077	20,270	49,063

Provision for income taxes	$2,680,900	$1,611,146	$701,496

        Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items, which comprise a significant portion of the deferred tax assets and liabilities, are as follows:

	2005	2004
Deferred tax assets:
Bad debt reserve	$165,701	$—
Deferred tax liabilities:
Property, plant and equipment	2,313,898	983,768

Net deferred tax liability	$2,148,197	$983,768

Note 11—Major Customers

        Most of the Company's business activity is with customers engaged in drilling and operating oil and natural gas wells primarily in Oklahoma and northern Texas. Substantially all of the Company's accounts receivable at September 30, 2005 are from such customers. Performance in accordance with the credit arrangements is in part dependent upon the economic condition of the oil and natural gas industry in the respective geographic areas. The Company does not require its customers to pledge collateral on their accounts receivable.

        Customers with revenues in excess of 10% of total revenues during the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003 are as follows:

	2005	2004	2003
Devon Energy	—	—	28%
Newfield Exploration	10%	—	—
Noble Energy Production, Inc.	12%	16%	15%

Note 12—Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

        Cash and Cash Equivalents, Accounts Receivable, Current Portion of Long-Term Debt and Accounts Payable—The carrying amount is a reasonable estimate of the fair value because of the short maturity of these instruments.

        Long-Term Debt—The carrying value of the Company's long-term debt approximates fair value due to the interest rates, which represent current market rates.

        Related Party Debt—Management is unable to estimate the fair value of the Company's related party debt. This debt is due in March 2008 but is subject to subordination to the Company's senior debt. The debt and accumulated accrued interest in aggregate is carried at a book value of $1.1 million and $1.6 million in the balance sheet at September 30, 2005 and December 31, 2004.

Note 13—Subsequent Events

        On December 16, 2005, Warrior Energy Services Corporation purchased the outstanding common stock of the Company for $52.8 million.

APPENDIX A
Glossary of Selected Industry Terms

        Bbl or Barrel.    A unit of volume measurement used for petroleum and its products that is equivalent to 42 U.S. gallons measured at 60° Fahrenheit.

        Blowout.    An uncontrolled flow of reservoir fluids into the wellbore, and sometimes catastrophically to the surface.

        Blowout Preventer (BOP).    A large valve at the top of a well that may be closed to regain control of a reservoir, if the drilling crew or other well site personnel loses control of formation fluids.

        Casing.    Large-diameter pipe lowered into an openhole wellbore and cemented in place.

        Cementing.    To prepare and pump cement into place in a wellbore.

        Downhole.    Pertaining to or in the wellbore (as opposed to being on the surface).

        Drill String.    The combination of the drillpipe, the bottomhole assembly and any other tools used to make the drill bit turn at the bottom of the wellbore.

        Drilling rig.    The machine used to drill a wellbore.

        Drillpipe.    Tubular steel conduit fitted with special threaded ends called tool joints. The drillpipe connects the surface equipment with the bottomhole assembly, both to pump drilling fluid to the bit and to be able to raise, lower and rotate the bottomhole assembly and bit.

        Fishing.    The application of tools, equipment and techniques for the removal of junk, debris or lost or stuck equipment from a wellbore.

        Freezing.    The process of providing wellhead and pipe operations with pressure control and isolation for service and maintenance. Freezing technology involves setting a bentonite gel plug by freezing it in place.

        Hot Tapping.    The process of drilling a hole through a pressure barrier using special equipment and procedures to ensure that the pressure and fluids are safely contained when access is made. Hot tapping is often used to enable access to the wellbore when wellhead valves jam closed.

        Hydrocarbon.    A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be as simple as methane, but many are highly complex molecules, and can occur as gases, liquids or solids. Petroleum is a complex mixture of hydrocarbons. The most common hydrocarbons are natural gas, oil and coal.

        Jars.    A mechanical device used downhole to deliver an impact load to another downhole component, especially when that component is stuck.

        Live-well.    A well that is flowing or has the ability to flow into the wellbore.

        Logging.    Taking a measurement versus depth or time, or both, of one or more physical quantities in or around a well. The term comes from the word "log" used in the sense of a record or note. Wireline logs are taken downhole, transmitted through a wireline to surface and recorded there.

        Mcf.    A unit of measurement equivalent to one thousand cubic feet of natural gas measured at standard pressure and temperature conditions.

A-1

        Packer.    A downhole device used in many completions to isolate the annulus from the production conduit, enabling controlled production, injection or treatment.

        Pipe Handling.    Equipment used to move and connect drillpipe.

        Plugs.    A downhole packer assembly used in a well to seal off or isolate a particular formation for testing, acidizing, cementing, etc.; also a type of plug used to seal off a well temporarily while the wellhead is removed.

        Power Swivels.    On a drilling rig, a swivel is a mechanical device that must simultaneously suspend the weight of the drillstring, provide for rotation of the drill string beneath it while keeping the upper portion stationary, and permit high-volume flow of high-pressure drilling mud from the fixed portion to the rotating portion without leaking. Well service rigs do not have integral swivels; therefore, if rotation capability for drilling or any other reason is required on a well service rig, then a power swivel is added to the well service rig.

        Snubbing.    The act of putting drillpipe or tubing into the wellbore when the blowout preventers are closed and pressure is contained in the well.

        Stabilizers.    A bottom-hole-assembly component having a body diameter about the same size as a drill collar, and having longitudinal or spiral blades that form a larger diameter, often at or near hole diameter.

        Underbalanced.    A well condition where the amount of pressure exerted on a formation is less than the internal fluid pressure of the formation, enabling formation fluids to enter the wellbore. The drilling rate typically increases as an underbalanced condition is approached.

        Wellbore.    The physical conduit from surface into the hydrocarbon reservoir.

        Wireline.    A general term used to describe well-intervention operations conducted using single-strand or multistrand wire or cable for intervention in gas or oil wells.

        WTI.    West Texas Intermediate, a type of crude oil commonly used as a price benchmark.

A-2

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Forward-Looking Statements
Background and Purpose of this Offering
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Market for Our Common Stock
Unaudited Pro Forma Combined Financial Data
Selected Historical Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Management
Certain Relationships and Related Party Transactions
Principal Stockholders
Selling Stockholders
Description of Our Capital Stock
Shares Eligible for Future Sale
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Index to Financial Statements

8,220,000 Shares

Warrior Energy Services
Corporation

Common Stock

PROSPECTUS

RAYMOND JAMES

SIMMONS & COMPANY
INTERNATIONAL

JOHNSON RICE &
COMPANY L.L.C.

April 18, 2006